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JUL 01 2002
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FILE NO. 82- 1961   FISCAL YEAR 3-30-02

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OICF/BY: dlw

DATE : 6/27/02

MARKS & SPENCER

Annual report and financial statements 2002



things are looking up!

This publication includes the Chairman's message, the Financial Review, the Corporate Governance Statement, the Remuneration Report, the Directors' Report, the Financial Statements and the Auditors' Report for the year ended 30 March 2002. Reviews of financial and operating performance are contained in a separate report entitled Annual Review and Summary Financial Statement 2002.

This publication, together with the Annual Review and Summary Financial Statement 2002, comprise the full Annual Report and Accounts of Marks and Spencer Group p.l.c. for 2002, prepared in accordance with the Companies Act 1985.

The full Annual Report and Accounts with downloadable files are available online on the Marks & Spencer website at: www.marksandspencer.com



Luc Vandevelde
Chairman and Chief Executive

Chairman's message

In my report last year, I detailed our plan for restoring the fortunes of Marks & Spencer. It had three elements. The first was to focus on the heart of our business – our retail and financial services operations in the UK – and to get back to the fundamental strengths that had made Marks & Spencer great in the past. To succeed, we needed clarity of purpose and no distractions. The second element of the plan was therefore to stop all activities which were non-core or making a loss. Thirdly, we needed the right capital structure to make our balance sheet more efficient and to generate greater value for our shareholders.

The plan was simple, radical and all-encompassing, with each element essential to the success of the whole. And it had to be accomplished rapidly: we were, after all, fighting to recover in a harsh, competitive marketplace. To generate a sense of urgency in the organisation, I deliberately imposed a tight deadline for starting to see real changes.

A year on, the restructuring is complete and the changes to our capital structure – including the return of £2bn to our shareholders – have increased our potential earnings per share. Best of all, we're seeing a marked improvement in our performance. In the 12 months to 30 March 2002, sales from continuing operations were up by 3.8% and corresponding Group operating profits by 30.8%. During the 2001 calendar year, Marks & Spencer was the best performing share in the FTSE 100. Customers are coming back, buying more and telling others.

Now that we have turned the corner, our task is to secure the recovery and to keep building for our future. There is much to do and we are not complacent. Phase one may be complete, but the plan moves on as we set about growing the business and regaining our leadership in the UK market.

Before we look forward, it is worth reflecting on why the turnaround has been so relatively swift. Yes we have changed our organisational and financial structures. But more importantly, we have tapped into the values and qualities that customers traditionally associated with our brand but which tended to be obscured in recent years. We have succeeded not by inventing a new Marks & Spencer, but by rediscovering the fundamental strengths of the past and making them relevant to the present.

Let me outline what I believe these fundamentals to be.

The first is to make sure we have the right team, without which no plan can succeed. Our Board, completely reconstituted over the past two years, is a powerful combination of people with past experience of Marks & Spencer and those who bring new skills and ideas to the organisation. We are grateful for the continuity provided by Robert Colvill who delayed his retirement from the Board until December 2001 to help restructure the business. We also welcome talented new members to the Board – Laurel Powers-Freeling, Chief Executive of Marks & Spencer Financial Services, and Jack Keenan and Paul Myners who join us as non-executive directors. It is gratifying to see how the experience and knowledge brought by each addition to the Board has enhanced our underlying culture and values.

The Board of UK Retail benefits from the same combination of internal and external talent. And right down through the organisation, we are fortunate in the quality and dedication of our people. We are building a way of working based on teamwork, personal accountability and passion for our products and our 65,000 people have responded magnificently. My thanks go to all of them, as well as to the many suppliers who have worked so closely with us on our recovery plan.

Along with having the right team, the next imperative is to listen to our customers. Marks & Spencer has a special place in the British way of life. I have always believed, and have often said publicly, that no other retailer in the world has such loyal customers. We may have let them down and they may have punished us by staying away, but the vast majority were waiting for the excuse to come back. They definitely – even desperately – wanted us to succeed.

Chairman's message

They were therefore quick to respond when they saw that Marks & Spencer was taking them seriously. As the business rediscovered its talent for innovation, quality, value and service, it also began restoring that all-important trust between retailer and customer. Shoppers started coming back through our doors, delighted to find that the Marks & Spencer they remembered was still there – and indeed even better.

That is the reason why the recovery has been quicker than many people expected – not simply that we've got back to fundamentals, but that, in so doing, we've reconnected with a huge reservoir of goodwill that never ceased to exist. The vicious circle of decline became a virtuous circle of recovery when, once again, we were able to tap that capital of loyalty that represents the real value of the business.

Looking ahead, our task is to keep building on our fundamental strengths, guided by our mission of making aspirational quality accessible to all. If phase one of the plan focused our efforts on the heart of our business, phase two addresses our future growth. It looks at how we deliver value, both for our shareholders and for the communities in which we operate. After much debate and refinement, it is summed up in the following statement.

We will:
- Regain our leadership in clothing and speciality food by translating our scale and authority into superior quality, value and appeal;
- Build on our unique customer relationships through new products and services, particularly in Home and Financial Services;
- Shape our store locations, formats and product offer to meet the changing needs of our customers;
- Reassert our position as a leading socially responsible business.

The past year has proved that returning to fundamentals and reconnecting with our customers really does make a difference. We knew the brand was strong – stronger, indeed, than its custodians – and have shown what can be achieved by releasing its inherent strength. On this basis we aim to become, once again, the standard by which all others will want to be measured and to generate increasing value for our shareholders.

Thank you for standing by us as we turn the business around. Your support is much appreciated by all of us in the Group. As our fortunes now look up, we look forward to your continued support – and hope you enjoy the shopping.

Luc Vandevelde

Luc Vandevelde
Chairman and Chief Executive

Financial review

Group summary

The results for the year reflect the significant changes across the Group following the announcement made at the end of last financial year. We have focused on UK Retail, securing a turnaround in performance, closed loss making operations and disposed of non-core businesses, with the exception of Kings Super Markets where disposal negotiations are ongoing and Hong Kong which we have decided to retain and run as a franchise. We have also restructured our balance sheet, raising £794m from the property portfolio through sale and leaseback, securitisation and the disposal of other properties as well as £719m from two public Eurobonds. We completed the changes to our capital structure allowing £2bn to be returned to shareholders, leaving the Group with the right capital structure in place to generate greater value for our shareholders.

We continue to report results from continuing operations for three main operating divisions: UK Retail, Financial Services and International Retail.

During the year, we sold Brooks Brothers and closed the Continental European operation. The results of these businesses up until the dates of disposal or closure are reported under discontinued operations.

Summary of results from continuing operations	**2002 £m**	2001 £m
Turnover (ex VAT)	**7,619.4**	7,342.6
Operating profit (before exceptional charges)	**629.1**	480.9
Exceptional operating charges	**–**	(26.5)
Operating profit (after exceptional charges)	**629.1**	454.4
Non-operating exceptional income/(charges)	**41.2**	(84.7)
Interest	**17.6**	13.9
Profit on ordinary activities before tax	**687.9**	383.6
Basic earnings per share	**17.4p**	8.3p
Adjusted earnings per share	**15.9p**	11.9p
Dividend per share	**9.5p**	9.0p

Presented below are the highlights for the year for the Group's continuing businesses. Commentaries are included covering the performance of UK Retail, Financial Services and International Retail. In addition, key features of the Group's profit and loss account (including discontinued operations), balance sheet and cash flow are also discussed.

Highlights

- Turnover up 3.8%;
- Operating profit before exceptional charges up 30.8%, largely driven by a turnaround in performance by UK Retail;
- Profit on ordinary activities before tax and exceptional items up 30.7%;
- Adjusted earnings per share from continuing operations up 33.6%; and
- Dividend per share up 5.6%.

Group turnover and operating profit before exceptionals from continuing operations	Turnover		Operating profit	
	2002 £m	2001 £m	**2002 £m**	2001 £m
UK Retail	**6,575.2**	6,293.0	**505.2**	334.8
Financial Services	**350.8**	363.1	**84.2**	96.3
International Retail	**693.4**	686.5	**33.3**	41.9
Excess interest charged to cost of sales of Financial Services	**–**	–	**6.4**	7.9
Total	**7,619.4**	7,342.6	**629.1**	480.9

Financial review


20
15
10
5
0
-5
-10
14 weeks to 7 July
12 weeks to 29 Sept
15 weeks to 12 Jan
11 weeks to 30 March
52 weeks to 30 March

UK Retail sales performance per quarter against last year %
Clothing Home Food


2002
2001

UK Retail operating costs £m
Employee costs Property and equipment
Depreciation Other costs

UK Retail	2002	2001
Turnover (£m)	6,575.2	6,293.0
Operating profit (before exceptional charges) (£m)	505.2	334.8
Number of stores (at the end of the year)	312	303
Selling space at the end of the year (m sq ft)	12.2	12.4

Turnover was up 4.5% on last year at £6,575.2m. Reported sales performance (including VAT) per quarter improved in the second half of the year following the launch of the autumn ranges in early September.

Like-for-like sales show a similar trend to actual sales. For the 52 weeks ended 30 March 2002, General Merchandise (which comprises clothing, footwear, gifts and home) like-for-like sales increased by 3.5% and Food like-for-like sales increased by 4.4%.

The second half Clothing performance was significantly better than the first, as customers reacted positively to the improvements in product appeal, quality and fit. In Womenswear, this was helped by the changes made to product segmentation, ranging from the per una collection, targeting younger customers, through the Perfect ranges, to the Classic shops for the more traditional customer. The momentum was maintained with the 'Magic & Sparkle' Christmas campaign and the launch of the spring ranges in January, together with the Blue Harbour branding of the casual Menswear ranges. Customer response to the spring ranges in Womenswear and Menswear has been encouraging and has continued the progress made.

The actions taken to consolidate the supply base and produce more merchandise overseas continue to deliver benefits in the Clothing buying margin, which is 3 percentage points higher than last year. Together with improvements in appeal, quality and fit, which resulted in a decrease in the proportion of merchandise sold at reduced prices, this has delivered a significant improvement in the Clothing gross profit. Going forward, we aim to exploit the opportunities that exist to improve the speed and flexibility of the supply chain.

The performance of the Home business was adversely affected at the start of the year by the announcement to close the 'Direct' clothing catalogue business. This impact was short-lived and sales subsequently improved, further helped by two Chargecard events in October and February. In addition, we have created 27 Home concept stores within our larger stores.

The performance of the Food business was relatively constant throughout the year, even against challenging comparatives for the second half of last year. Overall, we maintained our market share in a competitive environment. We have extended our reach in Food, having opened two stand-alone 10,000 sq. ft. food stores, two 3,000 sq. ft. Simply Food outlets and three outlets at railway stations in partnership with Compass Group. In the coming year we plan to open a further 20 Simply Food stores.

Overall operating costs have increased by 3.6%. Employee costs includes an additional £52.8m of performance bonuses for management and store staff which was shared across 56,000 employees, and £26.0m of additional pension costs following an actuarial valuation of the pension scheme. Property and equipment costs have increased, which is in part attributable to the rental expense following the sale and leaseback transaction, but also the store renewal programme. These increases are offset by a decrease in other operating costs due to savings in consultancy fees, marketing, IT and cost savings arising out of the closure of the 'Direct' clothing catalogue operation.

Excluding performance bonuses, UK Retail operating costs increased by 0.5%.

Financial Services	2002 £m	2001 £m
Turnover	**350.8**	363.1
Operating profit	**84.2**	96.3

Operating profit from Financial Services decreased by £12.1m to £84.2m. Within this, the operating profit from Financial Services retailing activities was £73.2m (last year £81.5m). The balance of the operating profit is attributable to the captive insurance company which was affected by negative investment returns for the year as a whole due to falls in the underlying markets.

Scale of current business	Account Cards	Personal Lending	Savings Products	Life and Pensions
Number of accounts/policy holders (000s)				
2002	**5,089**	**515**	**223**	**89**
2001	5,009	548	174	80
Customer outstandings/funds under management (£m)				
2002	**653**	**1,530**	**1,140**	**n/a**
2001	634	1,625	1,042	n/a

The proportion of retail sales made on the Chargecard has stabilised at approximately 20%. The number of active Chargecard accounts decreased during the year, but the average outstanding balance per customer increased by 7%. Average customer borrowings have been broadly level year on year which, together with an improved net interest margin, has led to an increase in net income.

In a very competitive environment personal loan advances have fallen. During the year, we reviewed the bad debt policy and amended our approach to providing for bad debts. This resulted in a revised write-off policy which, together with an increase on the proportion of balances in arrears and a strengthening of provisions in line with other providers, has led to an increase in bad debt charges of £11.9m (across all credit products) compared to last year.

In other areas the number of new life and pension policies has fallen year-on-year in a competitive market and personal lines insurance and mortgage protection products have not grown to sufficient scale.

During the year, we have looked at ways of more effectively leveraging the synergies between our retail and financial services businesses. We have held two discount days in stores for our Chargecard customers which were well received. Later this year we intend to pilot a combined credit and loyalty card in two regions of the UK, as part of a plan to strengthen and extend the relationship with our customers. It is expected that the impact of the pilot will add approximately £35m to Financial Services operating costs in the coming year. This includes the cost of the pilot, together with necessary infrastructure costs. However, we expect to reduce our ongoing operating costs by some £10m.

International Retail	2002	2001
Turnover (£m)		
Retained businesses	**364.7**	373.4
Kings Super Markets	**328.7**	313.1
	693.4	686.5
Operating profit (£m)		
Retained businesses	**20.7**	30.0
Kings Super Markets	**12.6**	11.9
	33.3	41.9
Number of stores (at the end of the year)		
Owned	**42**	41
Franchise	**132**	125
Selling space at the end of the year (000 sq ft)		
Owned	**955**	954
Franchise	**1,095**	1,018

Financial review

The results from continuing operations include sales and operating profits from Kings Super Markets as the intended disposal has not been completed. During the year, Kings Super Markets contributed £328.7m to turnover (last year £313.1m) and £12.6m to operating profits (last year £11.9m).

Turnover for the retained International Retail business (Republic of Ireland, franchises and Hong Kong) decreased by 2.3% to £364.7m.

Operating profits for the retained businesses were down 31.0% at £20.7m. Within this, there was an encouraging performance in the Republic of Ireland but some of our franchises partners experienced difficult trading conditions, although franchise sales improved in the final quarter. Our business in Hong Kong, which we have decided to retain and run as if it were a franchise, also traded below last year's level in a weak economy and incurred approximately £5m in restructuring and abortive sale costs.

Discontinued operations

The Group announced in March 2001 that it intended to divest or close non-core or loss making activities including Marks and Spencer Direct, stores in Continental Europe, Brooks Brothers and Kings Super Markets in the US and to sell the Hong Kong subsidiary to a franchise partner. All of these have been achieved with the exception of the sale of Kings Super Markets which is currently under negotiation and Hong Kong which has been retained as a subsidiary, but is run as a franchise.

The results of Brooks Brothers and the Continental European operation up until the dates of disposal or closure are reported under discontinued operations.

The cost to date of exiting Continental European operations is £136.8m, including trading losses of £42.5m. The provision we set up at 31 March 2001 has been utilised against these costs and we have released £10.0m as we now expect the total cost of closure to be less than originally anticipated.

Brooks Brothers was sold for £157.1m. The disposal gave rise to a book loss of £376.7m after a charge of £368.2m for goodwill which was previously written off to reserves when Brooks Brothers was acquired. Excluding goodwill, the net loss on disposal was £8.5m subject to finalisation of the sale process.

Asset disposals

The sale and leaseback of 78 smaller stores raised £344.1m (net of costs) and generated a profit of £50.0m which is included in the overall profit on disposal of fixed assets of £41.2m. The disposal of other properties has raised £111.8m (net of costs).

Interest

Net interest income increased to £17.6m from £13.9m last year, as a result of higher average retail cash balances, which benefited from the proceeds of the disposal of businesses and properties, pending the repayment to shareholders.

Interest payments on intra-group and external borrowings for the Financial Services business are charged to that business as cost of sales. The operating profit for Financial Services is shown in the segmental analysis (see note 3). The total interest cost incurred by Financial Services was £103.7m (last year £115.3m). In the consolidated financial statements, the excess of intra-group interest over third-party interest payable, has been added back in the segmental analysis to arrive at total operating profit. The intra-group interest added back this year of £6.4m arose in the first half of the year when the interest charged to cost of sales of Financial Services was greater than the interest payable for that period.

Taxation

The pre-exceptional tax charge for the year was £195.7m, giving an effective tax rate of 29.6% (excluding the effect of exceptional items) compared to 32.9% last year. The decrease in the rate is attributable to losses in the prior year in respect of Continental European businesses for which no tax credit was available (trading losses for this year were provided for at the previous year end).

These rates also reflect the adoption of the new accounting standard on deferred tax which has reduced profit after tax by £3.3m (last year £6.8m) from £156.7m to £153.4m and increased the effective rate of tax by 0.5 percentage points (last year 1.4 percentage points).


3,000
2,500
2,000
1,500
1,000
500
A M J J A S N D J F M J O N J F A D J J J A N D J N S D
02 02 02 02 02 02 02 02 03 03 03 03 03 03 04 04 04 05 06 06 06 06 06 06 07 11 15 26
Cumulative UK Debt Maturity £m
USD
GBP
EUR

Earnings per share

Earnings per share for the period was 5.4p (last year a loss per share of 0.2p). An adjusted earnings per share figure of 16.3p (last year 11.2p) has been calculated excluding the effect of exceptional items. Details of the calculation are given in note 10.

Dividend

A final dividend of 5.8p (last year 5.3p) is proposed, making the total dividend for the year 9.5p (last year 9.0p).

Cash flow

Analysis of free cash flow (operating cash flow before acquisitions and disposals and transactions with shareholders) is as follows:

Cash flow analysis	**2002 £m**	2001 £m
Cash inflow from Retail operating activities	**853.5**	654.2
Cash inflow from Financial Services operating activities	**240.2**	22.2
Capital expenditure	**(285.7)**	(269.8)
Proceeds from asset disposals	**455.6**	18.9
Net interest received	**36.8**	13.1
Tax paid	**(179.4)**	(164.6)
Free cash flow	**1,121.0**	274.0

The cash inflow from Financial Services operating activities is stated after a £76.2m decrease this year (last year a £117.8m increase) in loans and advances to customers.

During the year, the Group acquired tangible fixed assets totalling £290.5m (last year £255.7m). After taking into account the timing of payments the cash outflow for capital expenditure was £285.7m (last year £269.8m). Of this, £61.7m was spent on new space and £122.0m on store modernisation. Capital expenditure is expected to be broadly level in the coming financial year.

Net proceeds from asset disposals include £344.1m from the sale and leaseback of properties, together with the proceeds from other asset disposals. The sale and leaseback transaction has a committed rental liability in the first year of approximately £25m rising by 1.95% per annum.

Capital structure

The total movements in net debt comprise the amounts shown in the table below:

	£m
Opening net debt	**(1,277.8)**
Free cash flow	**1,121.0**
Dividends	**(256.7)**
Net sale of fixed asset investments	**6.1**
Sale/closure of businesses	**261.6**
Issue of new shares under employee share schemes	**17.3**
Repurchase of own shares	**(52.0)**
Redemption of 'B' shares	**(1,717.9)**
Issue/redemption expenses	**(9.3)**
Exchange movement	**0.7**
Closing net debt	**(1,907.0)**

Purchase of own shares

During the financial year, 21,446,162 shares (representing 0.75% of issued share capital of Marks and Spencer p.l.c.) were purchased in the market for a total cost of £52.0m, at an average price of 241.9p.

Financing

Bonds were issued in a total amount of £321.5m (net of costs) securitising the rental income from a portfolio of 45 retail properties. After interest rate swaps this debt is at an average fixed rate of 6.32% with maturities ranging until 2026.

Financial review

The Group issued two public Eurobonds during the year, £368.2m (net of costs) at a fixed rate of 6.38% maturing in 2011 and EUR550m, swapped into rates linked to £LIBOR resulting in £344.0m (net of costs) maturing in 2006.

The Medium Term Note (MTN) programme was increased to £3bn and Marks and Spencer p.l.c. was added as an Issuer during the year. Twenty five new MTNs were issued during the year (excluding the two public Eurobonds) with a sterling equivalent of £822.0m and maturities ranging from one to six years. The Group's total outstandings within this programme at the end of the financial year were equivalent to £2,062.6m (last year £1,085.1m).

We currently have uncommitted bank facilities of £498.6m available together with committed facilities of £425.0m supporting our £1bn Commercial Paper programme.

Average interest rates on borrowings were lower during the year at 5.9% (last year 6.5%).

Capital restructuring
The Group announced on 29 March 2001 that in order to create a more efficient capital structure and improve the potential for a faster rate of earnings growth, it intended to return £2bn to shareholders. This was effected by a Scheme of Arrangement, details of which are set out in notes 1 and 24 to the financial statements.

Of the 2,848,387,227 redeemable B shares that were issued under the Scheme of Arrangement, 86.2% were redeemed prior to 30 March representing 54.1% of shareholdings. The remainder have the opportunity to be redeemed next in September 2002 and at six-monthly intervals thereafter.

Historically, the retail business has been debt free. Part of the intention behind the return of capital was to 'gear up' the retail balance sheet to a more optimum capital structure. Retail gearing at 30 March 2002 was approximately 27.0%, broadly in line with our expectations.

Retail and Financial Services balance sheets at 30 March 2002

	Retailing £m	Financial Services £m	Total Group £m
Fixed assets	3,419.0	12.5	3,431.5
Stocks	325.3	–	325.3
Loans and advances to customers	–	2,183.0	2,183.0
Other debtors	358.1	78.2	436.3
Trade and other creditors	(904.8)	(279.2)	(1,184.0)
Provisions	(205.6)	1.8	(203.8)
Net debt	(475.0)	(1,432.0)	(1,907.0)
Net assets	2,517.0	564.3	3,081.3
Gearing	27.0%	76.1%	46.9%

Retail fixed charge cover is an indicator of a business' ability to meet its fixed charges, those being rent and interest. We will target a fixed charge cover of between five and seven times.

In future we will focus on retail gearing and fixed charge cover to enable targeting the optimum gearing of the retail business, thereby maximising shareholder value.

Treasury policy and financial risk management
The Board approves treasury policies and senior management directly controls day-to-day operations.

The Group's financial instruments, other than derivatives, comprise borrowings, cash and liquid resources and various items, such as trade debtors and trade creditors, that arise directly from its operations. The main purpose of these financial instruments is to raise finance for the Group's operations.

The Group's Treasury also enters into derivatives transactions, principally interest rate and currency swaps and forward currency contracts. The purpose of such transactions is to manage the interest rate and currency risks arising from the Group's operations and financing.

It has been and remains the Group's policy that no trading in financial instruments shall be undertaken.

The main financial risks faced by the Group relate to interest rates, foreign exchange rates, liquidity, counterparty and the financial risks associated with the Financial Services operation. The policies and strategies for managing these risks are summarised as follows:

(a) Interest rate risk
Interest rate risk in respect of debt on the retail balance sheet is reviewed on a regular basis. At the balance sheet date interest obligations in respect of the property securitisation and the Eurobond issued in sterling were at fixed rates.

As approximately two thirds of the debt currently finances the operation of Financial Services (see point (e) below), current Group policy is to maintain this portion of debt as floating rate and this is achieved with the help of interest rate swaps and forward rate agreements.

(b) Foreign currency risk
Currency exposure arising from exports from the UK to overseas subsidiaries is managed by using forward currency contracts to hedge between 80% and 100% of sales for periods averaging 10 to 15 months forward. Imports are primarily contracted in sterling and only economic exposures arise. The Group will be increasing the proportion of imports contracted in local currencies and a policy is in place for the hedging of these exposures, principally using forward currency contracts.

The Group does not use derivatives to hedge balance sheet and profit and loss account translation exposures. Where appropriate, borrowings are arranged in local currencies to provide a natural hedge against overseas assets.

(c) Liquidity risk
The objective is to ensure a mix of funding methods offering flexibility and cost effectiveness to match the needs of the Group. Operating subsidiaries are financed by a combination of retained profits, bank borrowings, commercial paper and medium term notes. Commercial paper issuance is backed by committed bank facilities totalling £425.0m.

(d) Counterparty risk
The objective is to reduce the risk of loss arising from default by counterparties. The risk is managed by using a number of banks and allocating each a credit limit according to credit rating criteria. These limits are reviewed regularly by senior management. Dealing mandates and derivative agreements are agreed with the banks prior to deals being arranged.

(e) Financial Services
Interest rate exposures for Financial Services are managed, as far as practical, by matching the periods of borrowings and their interest basis with that of the customer debt. Interest rate swaps are used to convert fixed income from personal loan customers to short-term variable income to match short-term variable rate borrowings.

The details of derivatives and other financial instruments required by FRS 13 'Derivatives and Other Financial Instruments: Disclosures', are shown in notes 18, 21 and 23 to the financial statements.

Euro
Approximately £2.6m was charged during the period to complete the necessary work for the introduction of the Euro, giving an overall cost of approximately £7.8m.

Pro-forma profit and loss account
The sale and leaseback transaction, return of capital to shareholders and the proposed disposal of Kings Super Markets will have a significant effect on earnings in the coming year. If these transactions had occurred at the beginning of the year, then we estimate that our earnings from continuing operations, but before exceptional items, would have been as follows:

	2002 Pro-forma £m
Turnover	7,291
Operating profit	602
Interest	(49)
Profit before tax	553
Retail fixed charge cover	6.0x
Earnings per share	16.7p

Financial review

Accounting for pensions

Financial Reporting Standard (FRS) 17 'Retirement Benefits' was issued in November 2000 to replace SSAP 24 'Accounting for Pension Costs' and is fully effective for the accounting periods ending on or after 22 June 2003. This year the Group has continued to account for pension costs under SSAP 24 although in accordance with the FRS 17 transitional arrangements, certain additional disclosures are included in the notes to the financial statements.

The actuary of the Group's UK defined benefit pension scheme carried out a formal valuation of the scheme as at 1 April 2001. This valuation revealed a shortfall of £134m in the market value of the assets of £3,102m compared to the actuarial liability for pension benefits (a funding level of 96%).

In accordance with FRS 17, the actuary has updated the valuation of the UK scheme as at 30 March 2002. The results of the update show that the deficit has increased to £400m (£280m after deferred tax). Details of the assumptions used in the formal and updated valuations are given in note 11A to the financial statements.

The increase in the deficit over the year is attributable to the actuarial loss that would have been recognised through the Statement of Total Recognised Gains and Losses if FRS 17 had been fully implemented. Approximately £60m of the increase in the deficit over the year results from a reduction in the corporate bond rate (used to discount the liabilities) from 6.0% to 5.9% with the balance due largely to a lower than expected value of assets in the fund.

The FRS 17 net pension liability has no impact on pension funding and as a consequence has no impact on the Group's current or future cash flow or reported earnings. Had the Group charged pension costs to the profit and loss account under FRS 17, the charge would have been in the region of £100m compared to the current charge of £148m under SSAP 24.

Outlook for 2002/03

Clothing margins should continue to improve as we anticipate an improvement of approximately 1 percentage point in the Clothing buying margin and lower markdowns following improved performance in the second half of 2001/02. Food sales will be adversely affected by no Easter trading periods in 2002/03 compared to two in 2001/02 and this will impact sales by approximately 0.7% for the full year.

Underlying UK Retail operating costs for 2002/03 are budgeted to increase marginally ahead of inflation. In addition, there will be:

- the full year impact, approximately £25m, of the sale and leaseback transaction;
- one-off costs of approximately £10m, which will be incurred principally for IT and infrastructure in preparation for the relocation of the Corporate Head Office; and
- additional costs of approximately £15m relating to the Zip project offset by a corresponding benefit in the Childrenswear gross margin.

Taking these into account, UK Retail operating costs will increase by approximately 5%.

In addition, the pilot of a combined credit and loyalty card will add approximately £35m to Financial Services operating costs in the coming year. This includes both the cost of the pilot together with necessary infrastructure costs. However, we expect our ongoing operating costs to decrease by some £10m and bad debts to return to the level experienced in the previous year.

Going concern statement

After making enquiries, the directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. For this reason, they have adopted the going concern basis in preparing the financial statements.

Corporate governance

The Group is committed to high standards of corporate governance and has applied the Combined Code principles as follows:

Directors

As at 30 March 2002 the Board comprises 11 directors, five of whom are non-executive. In addition, from 2 April 2002 Paul Myners joined the Board as a non-executive director. Since September 2000 when Peter Salsbury resigned from the Board as Chief Executive, Luc Vandevelde has headed the Board as Chairman and Chief Executive. The Board recognises that this is to address current business needs and has balanced the power by:

- appointing Roger Holmes as Managing Director of UK Retail, and Laurel Powers-Freeling as Chief Executive of Financial Services;
- the Board comprising 50% non-executive directors, with a wide range of experience and expertise, who bring an independent judgement on issues of strategy, performance and resources; and
- retaining 100% non-executive membership of the principal Corporate Governance Committees (Audit, Remuneration and Nomination).

A full list of the directors, along with their biographies and the Board Committees on which they sit, is given on page 20 of the Annual Review. Brian Baldock is the Senior Independent Director. All non-executive directors are considered independent.

All directors have access to the advice and services of the Company Secretary, Graham Oakley, who ensures that the Board, which meets at least eight times per year, receives appropriate and timely information for its decision making, that Board procedures are followed and that statutory and regulatory requirements are met. He also assists the Chairman in ensuring that all directors are properly briefed on issues arising at Board meetings. Directors receive appropriate induction training when they join the Group and coaching to develop individual skills as required.

There is an established procedure whereby any director, wishing to do so in the furtherance of his or her duties, may take independent professional advice at the Group's expense.

Under the Company's Articles of Association, the nearest number to but not exceeding one third of the Board shall retire each year by rotation and all directors are required to offer themselves for re-election at least every three years.

Principal Board committees

The Board has a formal schedule of matters reserved to itself. The Board has delegated certain responsibilities to Board Committees, which operate within clearly defined terms of reference, reporting regularly to the Board and include:

Audit Committee: assists the Board in fulfiling its overview responsibilities, primarily reviewing the reporting of financial and non-financial information to shareholders, the systems of internal control and risk management, and the audit process. It comprises five non-executive directors, is chaired by Kevin Lomax and meets at least three times annually. The external auditors and the Chief Internal Auditor attend all meetings.

The Financial Services division has its own Audit and Compliance Committee which meets three times a year, reports regularly to the Financial Services Board and the Group Audit Committee.

The Audit Committee also keeps under review the independence and objectivity of the external auditors.
The Committee reviews the nature and amount of non-audit work undertaken by PricewaterhouseCoopers ('PwC') each year to satisfy itself that there is no effect on their independence. In some cases the nature of the advice may make it more timely and cost-effective to select PwC who already have a good understanding of the Group. PwC may also be appointed for consultancy work but only after rigorous checks to confirm they are the best provider, including competitive tender. PwC are also subject to professional standards which safeguard the integrity of the auditing role they perform on behalf of our shareholders. Details of this year's fees are given in note 4 on page 33.

Remuneration Committee: ensures the executive directors and senior management are appropriately rewarded, giving due regard to the financial and commercial health of the Group. It comprises four non-executive directors, is chaired by Dame Stella Rimington, and meets at least five times annually. The Remuneration Report appears on pages 14 to 20 and contains a statement of remuneration policy and details of the remuneration of each director.

Corporate governance

The remuneration of non-executive directors is determined by the Chairman together with the other executive directors. The Board considers each year whether shareholders should be invited to consider separately the Remuneration Report at the AGM, and is proposing a separate resolution to shareholders at the 2002 AGM.

Nomination Committee: keeps under review the Board structure, size and composition; selects and proposes to the Board suitable candidates for appointment as directors of the Group, and considers Board successional plans. It comprises all the non-executive directors, is chaired by Brian Baldock, and meets as required.

Corporate Social Responsibility ('CSR') Committee: provides the Board with an overview of the social, environmental and ethical impacts of the Group's activities. It is chaired by Luc Vandevelde, is comprised of main Board members and senior management and meets at least three times annually. The Committee reviews the Group's CSR strategy, policies and performance on behalf of the Board. The Group's risk assessment process is applied to identify the key risks in the areas of employment policy, ethical trading, environmental management, animal welfare, health and safety and community involvement. Our first full CSR Report will accompany our next annual report in June 2003 following consultation with our principal stakeholders and will be externally audited and verified.

Relations with shareholders

The Group is committed to ongoing communication across its entire shareholder base, whether institutional investors, private or employee shareholders. This is achieved principally through annual and interim reports, quarterly trading statements and the AGM. The Group's website at www.marksandspencer.com contains corporate and customer information updated on a regular basis.

Regular dialogue and presentations take place throughout the year with institutional investors. The AGM held in July in London is well attended by shareholders who receive a business presentation and have the opportunity to ask questions of the full Board including the chairs of the Audit, Remuneration and Nomination Committees. The results of the proxy voting are declared at the Meeting and are published on the Group's website together with a resumé of the Meeting.

Accountability and audit

Responsibility for risk and internal control

The Group's overriding corporate objective is to maximise long-term shareholder value whilst exceeding the needs of our customers, employees and partners. In doing so, the directors recognise that creating value is the reward for taking and accepting risk.

The Board has overall responsibility for the Group's approach to assessing risk and systems of internal control, and for monitoring their effectiveness in providing shareholders with a return that is consistent with a responsible assessment and mitigation of risks. This includes reviewing financial, operational and compliance controls and risk management procedures. The role of executive management is to implement the Board's policies on risk and control, and present assurance on compliance with these policies. Further independent assurance is presented by an internal audit function, which operates across the Group, and the external auditors. All employees are accountable for operating within these policies.

Because of the limitations that are inherent in any system of internal control, this system is designed to manage, rather than eliminate, the risk of failure to achieve corporate objectives. Accordingly, it can only provide reasonable but not absolute assurance against material misstatement or loss.

Risk assessment

The Board has established an ongoing process for identifying, evaluating and managing the significant risks faced by the Group. As an integral part of planning and review, management from each business area and major project identify their risks, the probability of those risks occurring, the impact if they do occur and the actions being taken to manage those risks to the desired level. This information is communicated upwards on a filter basis, culminating in a comparison with the executive directors' assessment of the Group's risks and discussion by the Board of the Group Risk Profile.

This process has been in place for the year under review and up to the date of approval of the annual report and accounts. It has been regularly reviewed by the Board and accords with the Internal Control Guidance for directors on the Combined Code produced by the Turnbull Working Party.

Internal control

Whilst the Board maintains full control and direction over appropriate strategic, financial, organisational and compliance issues, it has delegated to executive management the implementation of the systems of internal control within an established framework.

The Board has put in place an organisational structure with formally defined lines of responsibility and delegation of authority. There are also established procedures for planning, capital expenditure, information and reporting systems, and for monitoring the Group's businesses and their performance. These include:

- communication of the Group's strategy, objectives and targets;
- appointment of employees of the necessary calibre to fulfil their allotted responsibilities;
- review by operating divisions of their annual and three-year operating and capital plans with the relevant executive directors prior to submission to the Board for approval. This includes the identification and assessment of risks;
- regular consideration by the Board of year-end forecasts;
- monthly comparison of operating divisions' actual financial performance with budget;
- clearly defined capital investment control guidelines;
- operating policies and procedures;
- reporting of accounting and legal developments to the Board;
- review of treasury policies by the Treasury Committee with changes approved by the Board; and
- review of social, environmental and ethical matters by the Corporate Social Responsibility Committee – see page 12.

Assurance

On behalf of the Board, the Audit Committee examines the effectiveness of the Group's:

- assessment of risk by reviewing evidence of risk assessment activity and a report from internal audit on the risk assessment process;
- systems of internal control primarily through agreeing the scope of the internal audit programme and reviewing its findings, reviews of the annual and interim financial statements and a review of the nature and scope of the external audit.

Any significant findings or identified risks are closely examined so that appropriate action can be taken.

The work of the internal audit department is focused on areas of priority as identified by risk analysis and in accordance with an annual audit plan approved each year by the Audit Committee and by the Board. The Board receives a full report from the Chief Internal Auditor each year on the department's work and findings and regular interim updates on specific issues.

The external auditors are engaged to express an opinion on the financial statements. They review and test the systems of internal financial control and the data contained in the financial statements to the extent necessary to express their audit opinion. They discuss with management the reporting of operational results and the financial condition of the Group and present their findings to the Audit Committee.

The directors through the Audit Committee have reviewed the effectiveness of the Group's systems of internal control.

Compliance with the Combined Code

The directors confirm that for the year ended 30 March 2002 the Company complied with all the Code provisions.

Remuneration report

Strategy

The success of Marks & Spencer is dependent upon the skill and experience of motivated employees throughout all levels of the business, and it is part of our strategy to attract, motivate and retain high calibre individuals who are able to secure the recovery of the business and continuously build for the future. The level of remuneration and benefits we offer is key to supporting this objective and maintaining our market position as an employer of choice. The Board has adopted the principles of good governance relating to directors' remuneration as set out in the Combined Code. The Remuneration Report follows the provisions in Schedule B to the Code.

Remuneration Committee (the Committee)

The Committee comprises Dame Stella Rimington (Chairman), Brian Baldock, Tony Ball and Jack Keenan (appointed September 2001).

It recommends to the Board the reward framework to allow the Company to attract and retain its executive directors and senior management, giving due regard to the financial and commercial health of the Company. The Committee's approach reflects the Company's overall philosophy that all employees should be appropriately rewarded, in particular for delivering superior performance which contributes to improved business results.

The Committee keeps itself fully informed of all relevant developments and best practice in the field of remuneration and seeks advice where appropriate from external advisors.

Remuneration policy

The Company aims to align the interests of all employees closely with the interests of shareholders in securing the Group's recovery.

Total remuneration comprises fixed pay, variable pay and benefits. The performance-related element now forms a more significant proportion of the total potential package and, consistent with the focus on delivering results, is set against agreed targets to deliver improved business performance. There are two components to variable pay: annual bonus and long-term incentives in the form of share schemes.

Profit sharing and SAYE schemes, encouraging employees at all levels to acquire and hold shares in the Company, are key elements of the policy. Employees have maintained their strong commitment to share ownership in recent years, and currently 42,700 employees hold approximately 31 million shares in their own right and 31,000 employees hold options on 78 million shares under the SAYE scheme.

Salaries and benefits

Salaries and benefits for executive directors are reviewed annually. Salaries are benchmarked against equivalent market salaries for companies with a similar turnover and market capitalisation and are currently set around the median point of the comparator group. The salaries are set by the Committee after consideration of the Company performance, market conditions, the level of increase awarded to employees throughout the business and the need to reward individual performance. With the exception of his personal remuneration, the Chairman assists the Committee in this review.

Annual Bonus Scheme

The Annual Bonus Scheme is designed to reinforce the relationship between individual and corporate performance and reward.

The targets are determined annually by the Committee and incorporate a mixture of financial measures and business targets. The achievement of targets for all executive directors is assessed by the Committee.

The current maximum bonus for directors is 50% of base salary for on-target performance and up to 100% for exceeding targets.

All staff are now eligible to participate in the Annual Bonus Scheme. Bonus payments are based on measurable achievement of challenging financial and business targets, set in the corporate operating plan each year and approved by the Board.

Chairman's bonus
Under the terms of Luc Vandevelde's service contract, on recruitment in February 2000, the Company set strategic and qualitative targets for the award of his first annual bonus in 2001, which were subsequently met. However, in advance of the Committee meeting (in May 2001) to determine his bonus award, he informed the Committee that he wished to:

- Waive any entitlement to a bonus for the year under review. This included 100% of 13 months' salary totalling £704,000 and an opportunity to enhance this, over time, by a further £112,000;
- Reduce his notice period entitlement from 12 months to nine months.

Last year the Committee agreed the following in relation to the Chairman's bonus for the year to 30 March 2002:

- Award bonus of 100% of annual salary if financial targets set by the Committee were met;
- Add to this bonus potential a sum equal to half of last year's waived bonus (£352,000) if those same financial targets were met;
- Issue shares to him in May 2002, equal to the value of the other half of the waived bonus (£352,000).

Long Term Incentive Plan
To align directors' remuneration more closely with shareholders' longer term interests, the Company has an Executive Share Option Scheme with stretching earnings per share targets and will propose at this year's AGM to introduce a Long Term Incentive Plan in the form of an Executive Share Matching Plan with total shareholder return measured against comparator groups of companies (see AGM Notice of Meeting booklet for further details).

Shorter term shareholder interests are aligned through the cash bonus scheme which is linked to financial performance on an annual basis.

Executive Share Option Scheme
Executive Share Option Schemes, open to all senior management, have operated for over 20 years. In order to provide more flexibility and a closer link with Company performance, the latest Scheme was approved by shareholders at the AGM in July 2000. Details of the Scheme are given in section 6 of this report.

Shareholding policy
A requirement has been introduced this year that the executive directors within five years of 1 June 2002 or within five years of appointment (whichever is the later) should hold shares whose market value at that time is equivalent to or greater than their then current gross annual base salary.

New directors
Alison Reed, an existing member of senior management, was appointed to the Board as Finance Director on 11 July 2001. Laurel Powers-Freeling was recruited and appointed to the Board on 6 November 2001 as Chief Executive of Marks & Spencer Financial Services. Further details of the terms of her appointment can be found in section 2 of this report. Jack Keenan was appointed as a non-executive director with effect from 1 September 2001. Paul Myners was appointed as a non-executive director with effect from 2 April 2002.

Service contracts
All members of senior management have service contracts. These contracts can be terminated with 12 months' notice from the Company. Exceptions may exist where new recruits have been granted longer notice periods for the initial period of their employment. No directors currently have a Service Contract entitling them to more than 12 months' notice. Luc Vandevelde's contract entitles him to nine months' notice.

Non-executive directors
The non-executive directors have service agreements with the Company for an initial three-year term which is terminable on three months' notice. They do not participate in any of the Company's Share Schemes nor the Annual Bonus Scheme. The Chairman and the executive directors determine the remuneration of non-executive directors.

Remuneration report

1 Directors' emoluments

	Salary £000	Profit share[8] £000	Benefits[9] £000	Bonus[10] £000	Total 2002 £000	Total 2001 £000
Chairman and Chief Executive						
Luc Vandevelde[1]	654	16	206	1,358	2,234	834
Executive directors (appointed from)						
Roger Holmes[2] (1 January 2001)	431	n/a	52	431	914	796
Alan McWalter	300	8	43	300	651	330
David Norgrove (18 September 2000)	272	7	19	272	570	143
Laurel Powers-Freeling[3] (6 November 2001)	114	n/a	119	100	333	n/a
Alison Reed[4] (11 July 2001)	239	6	20	239	504	n/a
Non-executive directors (appointed from)						
Brian Baldock[5]	34	n/a	–	n/a	34	81
Tony Ball (1 September 2000)	34	n/a	–	n/a	34	20
Jack Keenan[6] (1 September 2001)	20	n/a	–	n/a	20	n/a
Kevin Lomax (1 September 2000)	34	n/a	–	n/a	34	20
Dame Stella Rimington	50	n/a	–	n/a	50	50
Retired directors (retirement date)						
Robert Colvill[7] (31 December 2001)	289	7	104	173	573	415
Sir Michael Perry (11 July 2001)	11	n/a	–	n/a	11	34
Sir Ralph Robins (11 July 2001)	11	n/a	–	n/a	11	34
Sir David Sieff (11 July 2001)	11	n/a	3	n/a	14	39
Former directors	n/a	n/a	n/a	n/a	n/a	1,202
Total	2,504	44	566	2,873	5,987	3,998

[1]Luc Vandevelde was the highest paid director both this year and last. His annual salary was increased from £650,000 to £700,000 with effect from 1 March 2002.

[2]With effect from 1 January 2002, Roger Holmes' annual salary was increased from £425,000 to £450,000. His emoluments for 2001 include compensation for loss of earnings from his previous employer of £654,000, awarded on his recruitment.

[3]Laurel Powers-Freeling was appointed to the Board on 6 November 2001 on an annual salary of £320,000. In compensation for loss of future earnings from her previous employer she has received: a payment of £100,000 (included under benefits) and a further £100,000 (included under bonus). (See section 2 – Recruitment of executive directors.)

[4]Alison Reed was appointed to the Board on 11 July 2001 on an annual salary of £330,000.

[5]Brian Baldock relinquished the role of non-executive Chairman on 28 February 2000 but continued to assist the Chairman in the transition period to the AGM in July 2000 after which his annual fee was reduced to £34,000.

[6]Jack Keenan was appointed as a non-executive director on an annual fee of £34,000.

[7]Robert Colvill retired from the Board on 31 December 2001 but remained as a full-time employee until 31 March 2002 to oversee the transactional elements of the business restructure as well as continuing to manage Financial Services whilst succession was secured. His annual cash bonus was therefore set against transaction targets relating to the business restructure. The Committee decided that as he agreed to remain with the Company beyond his normal retirement date, a compensatory payment should be made of 15% of his salary for the period from 1 July 2000 to 31 March 2002 for the self-funding of his pension arrangements (included under benefits). (Emoluments for the 3 months to 31 March 2002 are shown under section 5 – Former Directors.)

[8]In line with all other employees, executive directors are allocated profit sharing based on a percentage of their earnings following the qualifying period. Further information on profit sharing is given in note 11c of the financial statements.

[9]Benefits include the provision of cars, fuel and travel. Included in the benefits for Luc Vandevelde is a supplement of 16% of base salary to compensate for the fact that he is not a member of the Company Pension Scheme. In addition, under the terms of his service contract, the Company provides accommodation in London on which he is assessed for tax. A payment is also made to Roger Holmes, Alan McWalter and Laurel Powers-Freeling in respect of pension in the form of a supplement of 10% of the difference between the pension earnings cap and their base salary (see section 4 – Pensions). Laurel Powers-Freeling is also provided with accommodation in Chester, to accommodate her working pattern (two days in London, three days in Chester – the location of our Financial Services operation). A taxable benefit arises which is met by the Company.

[10]This year's annual bonus for executive directors has been awarded at a level of 100% of base salary as financial targets have been significantly exceeded. An explanation of the bonus awarded to Luc Vandevelde is given on page 15. No bonus was awarded last year. (See footnote 3 above in relation to Laurel Powers-Freeling and footnote 7 in relation to Robert Colvill.)

[11]Paul Myners was appointed as a non-executive director on 2 April 2002 on an annual fee of £34,000.

2 Recruitment of executive directors

During the year, Laurel Powers-Freeling was recruited and appointed to the Board as Chief Executive of Marks & Spencer Financial Services. She was appointed as a director on 6 November 2001 on the following terms:

- salary of £320,000 p.a.;
- payment of £100,000 as compensation for loss of future benefits from her previous employer (included within benefits in section 1);
- a guaranteed bonus of £100,000 as compensation for loss of bonus from her previous employer and in lieu of joining the 2001/02 annual cash bonus scheme (included under bonus in section 1);
- supplement of 10% of the difference between the pension earnings cap and her base salary (see section 4 – Pensions) (included within benefits in section 1); and
- award of shares under 2000 Executive Share Option Scheme with a market value at the date of employment of four times base salary (see section 6 – Long-term benefits).

3 Termination payments

As disclosed in last year's Annual Report, a total of £2,742,000 was paid to directors who retired during last year as compensation for termination of their service contracts (12 months' salary and benefits and loss of pensionable service).

In addition to last year's payments the directors listed below are entitled to compensation for the senior management bonus payable for this financial year on a pro-rata basis as shown:

	Bonus compensation 2002 £000
Retired directors (retirement date)	
Clara Freeman (18 September 2000)	**65**
Guy McCracken (18 September 2000)	**97**
Peter Salsbury (18 September 2000)	**140**
Roger Aldridge (19 July 2000)	**48**
Joe Rowe (19 July 2000)	**48**
Total	**398**

4 Directors' pension information

The executive directors, management and employees (except for staff employed by Marks & Spencer Outlet Ltd) all participate in the Company's defined benefit Pension Scheme provided their date of permanent appointment was prior to 1 April 2002. The Scheme is non-contributory and the subject of an Independent Trust. The normal retirement age under the Pension Scheme for senior management is 60 to harmonise with the Company contractual retirement age. For all other employees the normal retirement age is 65 (previously 60) but for those employees who joined the Scheme prior to 1 January 1996 their accrued rights were not affected by this change.

The Pension Scheme enables members to achieve the maximum pension of two-thirds of their salary in the 12 months ending at normal retirement date after 30 years' service. For employees (including senior management) who joined the Scheme prior to 1 January 1996 no actuarial reduction is applied to pensions payable from the age of 58. Employees who joined the Scheme on or after 1 January 1996 are subject to an actuarial reduction in their pension if payment starts prior to their normal retirement date.

In the case of earnings over £100,000 p.a., the pensionable salary is usually based on an average of the earnings over the last three years to retirement.

Pension commutation to enable participants to receive a lump sum on retirement is permitted within Inland Revenue limits.

For death before retirement, a capital sum equal to four times salary is payable, together with a spouse's pension of two-thirds of the member's prospective pension at the age of 65 (60 for senior management). For death in retirement, a spouse's pension is paid equal to two-thirds of the member's current pension. In the event of death after leaving service but prior to commencement of pension, a spouse's pension of two-thirds of the accrued preserved pension is payable. In all circumstances, children's allowances are also payable, usually up to the age of 16. Substantial protection is also offered in the event of serious ill health.

Post-retirement increases for pension earned from 6 April 1997 are awarded on a statutory basis. For pension earned prior to 6 April 1997 it was the Company's practice to award discretionary increases, usually in line with inflation. With effect from 26 July 2000, it was agreed that, in future, all pension earned for service prior to 6 April 1997 would be guaranteed to increase by the rise in inflation, up to a maximum of 3% per annum. Increases beyond this figure will continue to be reviewed on a discretionary basis.

Remuneration report

4 Directors' pension information (continued)

	Age at 30 March 2002	Years of service at 30 March 2002 or date of retirement	Increase in transfer value in excess of inflation[1] during the year ended 30 March 2002 £000	Increase in pension earned in excess of inflation[1] during the year ended 30 March 2002 £000	**Accrued entitlement at 30 March 2002[2] £000**	Accrued entitlement at 31 March 2001 £000
Luc Vandevelde[3]	51	–	–	–	–	–
Roger Holmes[4,5]	42	1	22	3	4	1
Alan McWalter[4,5]	48	2	25	2	5	3
David Norgrove	54	14	198	14	86	71
Laurel Powers-Freeling[4]	44	n/a	7	1	1	n/a
Alison Reed[6]	45	19	176	19	75	n/a
Retired director						
Robert Colvill[7]	61	16	–	–	152	140

[1]Inflation has been assumed to be equivalent to the actual rate of price inflation which was 1.7% for the year to 30 September 2001. This measurement date accords with the Listing Rules.

[2]The pension entitlement shown above is that which would be paid on retirement based on service to 30 March 2002 or date of retirement from the Board if earlier.

[3]Luc Vandevelde does not participate in the Company Pension Scheme (see section 1, footnote 9).

[4]Roger Holmes, Alan McWalter and Laurel Powers-Freeling are subject to the pension earnings 'cap' (£95,400 at 30 March 2002) which is reviewed annually by the Government.

[5]The pensions for Roger Holmes and Alan McWalter are based on a uniform accrual of two-thirds of the pension earnings 'cap' less the pension which they have accrued from membership of previous employers' pension schemes (see section 1, footnote 9).

[6]Pension figures are from 11 July 2001 when Alison Reed was appointed director.

[7]Pension figures are to 31 December 2001 when Robert Colvill ceased to be a director. Having reached the normal retirement age for senior management, his accrued entitlement has increased over last year because (i) the pension, having been deferred has, in line with normal practice, been increased by a late retirement factor and (ii) an increase has been applied in line with the pension increase for all pensioners (see also section 1, footnote 7).

[8]The pension entitlement shown excludes any additional pension purchased by the member's Additional Voluntary Contributions.

Employees joining the Company after 1 April 2002 will, on completion of one year's service, be invited to join the new, contributory Retirement Plan. The Plan is a defined contribution arrangement, where employees may choose to contribute between 3-6% of their salary, and the Company will contribute between 6-12%. The employee will be free to choose, from a range of investment vehicles, where the total contribution will be invested. The Company's defined benefit pension scheme was therefore closed to new members on 31 March 2002.

During the one year waiting period before joining the Plan, the employees will be covered for death in service by a capital payment of twice salary, increasing to four times salary from the date of joining the Plan.

5 Payments to former directors

Details of payments made under the Early Retirement Plan and other payments made to former directors during the year are:

	Paid in year £000	Paid in 2001 £000
Early retirement pensions[1] (payable until)		
James Benfield (22 April 2009)	**70**	68
Lord Stone of Blackheath (7 September 2002)	**93**	91
Derek Hayes (19 November 2008)	**65**	63
Chris Littmoden (28 September 2003)	**88**	85
Keith Oates (3 July 2002)	**174**	170
Unfunded pensions		
Clinton Silver[2]	**88**	86
Lord Sieff of Brimpton	*n/a*	61
Other		
Robert Colvill[3]	**177**	n/a
Chris Littmoden[4]	**87**	–
Sir David Sieff[5]	**13**	n/a

[1]Under the Early Retirement Plan the Remuneration Committee could, at its discretion, offer an unfunded Early Retirement Pension, separate from the Company pension, which was payable from the date of retirement to age 60. With effect from 31 March 2000, the Early Retirement Plan was withdrawn but payments continue for awards made before this date.
[2]The pension scheme entitlement for Clinton Silver is supplemented by an additional, unfunded pension paid by the Company.
[3]Robert Colvill retired from the Board on 31 December 2001 but remained as an employee until 31 March 2002 to complete the restructuring announced in March 2001. The above payment comprises salary, profit share, benefits and bonus for that three-month period (see section 1, footnote 7). He continues as non-executive Chairman of Marks & Spencer Financial Services as long as is necessary to facilitate a smooth management transition on an annual fee of £45,000.
[4]As an ex-patriate director Chris Littmoden was entitled to have local tax obligations paid for by the Company. Since he left the Company, the local tax authorities have informed us that an additional settlement was due in relation to the period 1995 to 1997 inclusive. The amount shown above includes an element of interest due and was settled by the Company during the year.
[5]Sir David Sieff continued to use his company car throughout the financial year.

6 Long-term benefits

All the share schemes of Marks and Spencer p.l.c. were adopted by Marks and Spencer Group p.l.c. as part of the capital reorganisation in 2002.

The Company operates two types of share option schemes:

(i) **SAYE Scheme**
A Save As You Earn (SAYE) Option Scheme approved by shareholders in 1981 and renewed by shareholders in 1987 and 1997. The Scheme is open to all employees, including executive directors, who have completed one year's service and who open an approved savings contract. Inland Revenue rules limit the maximum amount which can be saved to £250 per month. When the savings contract is started options are granted to acquire the number of shares that the total savings will buy when the savings contract matures; options cannot normally be exercised until a minimum of three years has elapsed.

(ii) **Executive Share Option Scheme, approved by shareholders in 2000**
The current Executive Share Option Scheme is open to all senior management. Annual awards of up to 150% of basic salary may be offered based on performance and, for exceptional performance, grants of up to 300% of basic salary may be awarded. The performance targets for the current Scheme are:
- earnings per share growth of at least inflation plus an average of 3% per annum for 50% of each grant, measured from a fixed base of 14.5p or current EPS if higher;
- earnings per share growth of inflation plus an average of 4% per annum for the other 50% of each grant, measured from a fixed base of 16.5p or current EPS if higher.

Since the 1996 Finance Act, grants of Inland Revenue Approved options have been limited to £30,000. Grants in excess of this limit, will be unapproved options, which confer no tax advantage on the participants.

Earlier Schemes

The Company has operated Executive Option Schemes for over 20 years following shareholder approval for the first scheme in 1977. The Remuneration Committee has imposed performance criteria for the exercise of all options granted since 1996 and the performance targets for earlier schemes are described below:

1997 Scheme

The first grants under this scheme were in June 1998 and no options have been granted since June 2000. Options are subject to the following performance targets on exercise:
- Tier 1 Options: earnings per share growth over three years of at least inflation plus an average of 3% per annum;
- Tier 2 Options: earnings per share growth over five years which would place the Company in the upper quartile of the FTSE 100 companies.

Remuneration report

6 Long-term benefits (continued)

1984 and 1987 Schemes

The last grants under these schemes were awarded in June 1997. The performance targets for the exercise of options granted in 1996 and 1997 are:

- Earnings per share growth of at least inflation plus an average of 2% per annum.

Participants who hold options under the 1984 and 1987 Schemes will continue to be bound by their Maximum Option Value (MOV) of four times earnings, and may only exercise options up to this value, after which any outstanding options lapse. Following the introduction of the current Scheme the Remuneration Committee decided that MOV will no longer increase with earnings.

At the discretion of the Remuneration Committee, directors can take their options for all schemes into retirement. Options held under the 1984 and 1987 Schemes continue to be bound by MOV and can be exercised subject to the option period. For options held under the 1997, and current Schemes, options lapse if they are not exercised within 12 months of retirement.

Directors' long-term benefits

The options detailed in the table below may not be exercisable for any one of the following reasons:
(i) their value is in excess of the MOV;
(ii) the options have not been held for three years and therefore cannot be exercised under scheme rules; or
(iii) the options have not met the appropriate performance criteria.

During the year, David Norgrove exercised an Executive Share Option and an SAYE contract making a total gain of £4,000. No other director exercised Executive Share Options or SAYE contracts in the year under review.

The market price of the shares at the end of the financial year was 385.25p; the highest and lowest share prices during the financial year (for either Marks and Spencer p.l.c. or Marks and Spencer Group p.l.c.) were 395.5p and 235.3p respectively.

	At 1 April 2001 or date of appointment	Granted during the year	Exercised/ lapsed during the year	**At 30 March 2002 or date of retirement**	Option price (pence)	Exercise price (pence)	Option period
Luc Vandevelde							
Not exercisable	3,984,674	–	–	**4,365,532**	261.0[1]		Mar 2003 – Jun 2011
Granted	–	380,858	–		256.0		Jun 2004 – Jun 2011
Roger Holmes							
Not exercisable	871,794	–	–	**1,302,958**	228.0[1]		Dec 2003 – Dec 2011
Granted	–	431,164	–		296.0[1]		Jun 2004 – Dec 2011
Alan McWalter							
Not exercisable	721,310	–	–	**897,090**	295.0[1]		Jan 2003 – Jun 2011
Granted	–	175,780	–		256.0		Jun 2004 – Jun 2011
David Norgrove							
Exercisable	80,480	–	–	**55,249**	368.0[1]		May 1995 – Jun 2005
Not exercisable	402,819	–	–	**681,807**	330.0[1]		May 1999 – Dec 2011
Granted	–	278,988	–		296.0[1]		Jun 2004 – Dec 2011
Lapsed	–	–	5,940				
Exercised	–	–	19,291		254.0	260.5	
SAYE	11,085	–	–	**7,452**	235.0[1]		Jan 2002 – Jun 2004
SAYE exercised	–	–	3,633		322.0	392.3	
Laurel Powers-Freeling							
Not exercisable	–	365,713	–	**365,713**	350.0		Dec 2004 – Dec 2011
Alison Reed							
Exercisable	85,053	–	–	**85,053**	409.0[1]		May 1996 – Jun 2005
Not exercisable	424,961	–	–	**566,389**	313.0[1]		May 1999 – Dec 2011
Granted	–	141,428	–		350.0		Dec 2004 – Dec 2011
SAYE	10,166	–	–	**10,166**	166.0[1]		Jan 2005 – Jun 2006
Retired directors							
Robert Colvill[2]							
Exercisable	211,158	–	–	**186,253**	369.0[1]		May 1995 – May 2005
Not exercisable	114,504	–	–	**63,828**	491.0[1]		May 1998 – May 2004
Lapsed	–	–	75,581				

[1]Weighted average price.
[2]Options are carried into retirement under the terms of the various schemes (see above).

Directors' interests

The beneficial interests of the directors and their families in the shares of the Company are shown below. These include shares held under the Delayed Profit Sharing Scheme. Options granted under the Save As You Earn (SAYE) Share Option and Executive Share Option Schemes are shown on page 39. Further information regarding employee share option schemes is given in note 11D.

Since the end of the financial year, Jack Keenan has sold 4,000 B shares. Paul Myners also held 30,000 shares at the date of his appointment on 2 April 2002. There have been no other changes in the directors' interests in shares or options granted by the Company and its subsidiaries between the end of the financial year and one month prior to the notice of the Annual General Meeting. The Register of Directors' Interests (which is open to shareholders' inspection) contains full details of directors' shareholdings and options to subscribe for shares. No director had any interest in any subsidiary at the beginning or end of the year.

Shares in the Company – beneficial and family interests	Ordinary shares[1] at 30 March 2002	B shares At 30 March 2002	Ordinary shares at 1 April 2001 or date of appointment
Luc Vandevelde	**654,160**	**808,080**	808,080
Roger Holmes[2]	**173,588**	**3,130**	285,456
Alan McWalter	**9,714**	**–**	12,000
David Norgrove	**19,697**	**19,849**	18,098
Laurel Powers-Freeling	**2,639**	**–**	–
Alison Reed[2]	**61,974**	**4,425**	93,841
Brian Baldock	**56,584**	**–**	70,000
Tony Ball	**1,619**	**2,000**	2,000
Jack Keenan	**3,238**	**4,000**	2,000
Kevin Lomax	**16,190**	**20,000**	20,000
Dame Stella Rimington	**2,791**	**–**	3,344

[1]The ordinary shares held at 1 April 2001, or date of appointment, are shares in Marks and Spencer p.l.c. Effective from 19 March 2002, the Company acquired 100% of the issued share capital of Marks and Spencer p.l.c. following implementation of a Scheme of Arrangement under section 425 of the Companies Act 1985. This scheme involved the issue of 17 ordinary shares and 21 redeemable B shares by the Company for every 21 ordinary shares held by the shareholders of Marks and Spencer p.l.c. The effect of this scheme is reflected in the directors' interests shown above.

[2]In accordance with the Scheme of Arrangement described above, ordinary shares held in Restricted Share Plans were replaced by new ordinary shares and B shares. The Remuneration Committee decided that, upon the Scheme becoming effective, the restrictions applicable to the B shares and the new ordinary shares would cease to apply. As a result, Roger Holmes and Alison Reed have incurred an income tax liability on these shares. In order to meet this tax liability they sold 57,494 and 14,704 ordinary shares respectively, at a price of 389p and redeemed 282,326 and 80,000 B shares respectively at a price of 70p each. The participants in the Restricted Share Plans have entered into an agreement with the Company that, in the event that they cease to be employed in circumstances where, but for the Scheme, their shares would have been forfeited, they will pay the Company an amount equal to the market value of the shares on the date of release (less the tax payable on release).

Directors' responsibilities

Directors' responsibilities for preparing the financial statements

The directors are obliged under company law to prepare financial statements for each financial year and to present them annually to the Company's members in Annual General Meeting.

The financial statements, of which the form and content is prescribed by the Companies Act 1985 and applicable accounting standards, must give a true and fair view of the state of affairs of the Company and the Group at the end of the financial year, and of the profit for that period.

The directors are also responsible for the adoption of suitable accounting policies and their consistent use in the financial statements, supported where necessary by reasonable and prudent judgements.

The directors confirm that the above requirements have been complied with in the financial statements.

In addition, the directors are responsible for maintaining adequate accounting records and sufficient internal controls to safeguard the assets of the Group and to prevent and detect fraud or any other irregularities, as described more fully on pages 11 to 13.

Directors' report

Capital reorganisation

Effective from 19 March 2002 the Company acquired 100% of the issued share capital of Marks and Spencer p.l.c. following implementation of a Scheme of Arrangement under Section 425 of the Companies Act 1985. References throughout the Annual Report and Financial Statements to the 'Company' refer to Marks and Spencer Group p.l.c. from 19 March 2002 onwards and prior to that to Marks and Spencer p.l.c.

Principal activities

The principal activities of the Group are Retailing and Financial Services.

Retailing consists of the Group's retail activities under the Marks & Spencer, Brooks Brothers (until 28 December 2001) and Kings Super Markets brand names.

Financial Services consists of the operations of the Group's retail Financial Services companies, which provide account cards, personal loans, unit trust management, life assurance, personal insurance and pensions. The Group's captive insurance company is also included in this segment as the major part of its business is generated from the provision of related insurance services.

Review of activities and future performance

A review of the Group's activities and of the future development of the Group is contained within the Annual Review and Summary Financial Statement.

Profit and dividends

The profit for the financial year, after taxation and minority interests, amounts to £153.0m (last year £5.5m loss). The directors have declared dividends as follows:

Ordinary shares	**£m**
Interim paid, 3.7p per share (last year 3.7p)	105.2
Proposed final, 5.8p per share (last year 5.3p)	133.7
Total ordinary dividends, 9.5p per share (last year 9.0p)	**238.9**

The final dividend will be paid on 19 July 2002 to shareholders whose names are on the Register of Members at the close of business on 31 May 2002.

Share capital

Changes in the period to the issued share capital of Marks and Spencer p.l.c.

(i) Issue of new shares

During the period to 18 March 2002, 2,449,658 ordinary shares in the Company were issued as follows:

- 2,414,644 under the terms of the Executive Share Option Schemes at prices between 215p and 358p;
- 35,000 issued into the Qualifying Employee Share Ownership Trust at a price of 268.25p; and
- 14 as part of the capital reorganisation.

(ii) Purchase of own shares

The Company is authorised by the shareholders to purchase, in the market, the Company's own shares, as permitted under the Company's Articles of Association. During the year the Company purchased a total of 21,446,162 ordinary shares for cancellation at a cost of £52.0m, representing 0.8% of its issued share capital. This authority is renewable annually and approval will be sought from shareholders at the AGM in 2002 to renew the authority for a further year.

On 18 March 2002, Marks and Spencer p.l.c. had 2,848,387,227 shares in issue.

Scheme of Arrangement

Effective from 19 March 2002, the Company acquired 100% of the issued share capital of Marks and Spencer p.l.c. following implementation of a Scheme of Arrangement under section 425 of the Companies Act 1985. This scheme involved the issue of 17 ordinary shares and 21 redeemable B shares by the Company for every 21 ordinary shares held by the shareholders of Marks and Spencer p.l.c. (Further details of this are given in note 24 to the financial statements.)

Changes in the period to the issued share capital of Marks and Spencer Group p.l.c.

In the period from 19 March 2002 to 30 March 2002, 1,114,664 ordinary shares in the Company were issued under the terms of the Group's employee share schemes at prices between 156p and 389p.

Major shareholders

As at 7 May 2002, the Company's share register of substantial shareholdings showed the following interests in 3% or more of the Company's shares:

	Ordinary shares	% share capital
Brandes Investment Partners, L.P.	135,324,632	5.87
The Capital Group Companies, Inc.	95,850,531	4.15
Legal and General Investment Management	77,783,788	3.37

In addition, JP Morgan has notified us that it is holding 73,888,799 ordinary shares (3.2%) as American Depositary Receipts, 9,289,105 of which are included in the above figures for Brandes Investment Partners.

Directors and their interests

The current directors are listed on page 20 of the Annual Review and Summary Financial Statement.

Alison Reed and Laurel Powers-Freeling were appointed executive directors of Marks and Spencer p.l.c. on 11 July 2001 and 6 November 2001 respectively.

Jack Keenan was appointed non-executive director of Marks and Spencer p.l.c. on 1 September 2001. Robert Colvill retired from the Board on 31 December 2001.

As part of the capital reorganisation a new company, Marks and Spencer Group p.l.c., was incorporated on 23 July 2001 – details of the Share Capital are set out in note 24 to the Accounts. The original directors were Andy Ryde and Melissa Andrews (from Slaughter and May) who resigned on 22 January 2002 when the directors of Marks and Spencer p.l.c. were appointed as directors of Marks and Spencer Group p.l.c.

On 2 April 2002, Paul Myners was appointed non-executive director of Marks and Spencer Group p.l.c.

The beneficial interests of the directors and their families in the shares of the Company and its subsidiaries are given on page 21.

Employee involvement

We have maintained our commitment to employee involvement throughout the business.

Employees are kept well informed of the performance and objectives of the Group through personal briefings, regular meetings and e-mail. These are supplemented by our employee publication, On Your Marks, and video presentations. Business Involvement Groups in stores, distribution centres and head office represent employees in two way communication and are involved in the delivery of change and driving business improvement.

The seventh meeting of the European Council took place last July. This council provides an additional forum for communicating with employee representatives from the countries in the European Community.

Directors and senior management regularly visit stores and discuss, with employees, matters of current interest and concern to the business.

We have long-established Employees' Profit Sharing and Save As You Earn Share Option Schemes, membership of which is service-related, details of which are given on page 38.

Equal opportunities

The Group is committed to an active Equal Opportunities Policy from recruitment and selection, through training and development, appraisal and promotion to retirement.

It is our policy to promote an environment free from discrimination, harassment and victimisation, where everyone will receive equal treatment regardless of gender, colour, ethnic or national origin, disability, age, marital status, sexual orientation or religion. All decisions relating to employment practices will be objective, free from bias and based solely upon work criteria and individual merit.

The Group is responsive to the needs of its employees, customers and the community at large and we are an organisation that uses everyone's talents and abilities to the full.

Employees with disabilities

It is our policy that people with disabilities should have full and fair consideration for all vacancies. During the year we continued to use the Government's 'two tick' disability symbol to demonstrate our commitment to interviewing those people with disabilities who fulfil the minimum criteria, and endeavouring to retain employees in the workforce if they become disabled during employment. We will actively retrain and adjust their environment where possible to allow them to maximise their potential.

We continue to work with external organisations to provide work place opportunities on the 'Workstep Programme'.

Creditor payment policy

For all trade creditors, it is the Group's policy to:

- agree the terms of payment at the start of business with that supplier;
- ensure that suppliers are aware of the terms of payment; and
- pay in accordance with its contractual and other legal obligations.

Directors' report

The main trading company's (Marks and Spencer p.l.c.) policy concerning the payment of its trade creditors is as follows:

- General merchandise is automatically paid for 11 working days from the end of the week of delivery;
- Foods are paid for 13 working days from the end of the week of delivery (based on the timely receipt of an accurate invoice); and
- Distribution suppliers are paid monthly, for costs incurred in that month, based on estimates, and payments are adjusted quarterly to reflect any variations to estimate.

Trade creditor days for Marks and Spencer p.l.c. for the year ended 30 March 2002 were 14.3 days (10.2 working days), based on the ratio of company trade creditors at the end of the year to the amounts invoiced during the year by trade creditors.

Charitable and political contributions

During the year, we spent £4.9m (last year £7.1m) in the UK in support of the community. Within this figure, direct donations to charitable organisations amounted to £2.8m (last year £3.2m). No contributions were made to any political party.

Annual General Meeting

The Notice of the Annual General Meeting to be held on 10 July 2002 (together with explanatory notes) is given in the booklet which accompanies this report. Since this is the first AGM of Marks and Spencer Group p.l.c. all directors are seeking election this year. The Business of the Meeting includes resolutions to receive the Remuneration Report, for the Company and relevant subsidiaries to make political donations within the wide definition of the new legislation, and to approve a new Long Term Incentive Plan in the form of an Executive Share Matching Plan.

By order of the Board

Luc Vandevelde, Chairman and Chief Executive — London, 20 May 2002

Auditors' report

Auditors' report to the members of Marks and Spencer Group p.l.c.
We have audited the financial statements on pages 26 to 51.

Respective responsibilities of directors and auditors
The directors are responsible for preparing the Annual Report. As described on page 21, this includes responsibility for preparing the financial statements, in accordance with applicable United Kingdom accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the United Kingdom Companies Act. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

We review whether the statement on pages 11 to 13 reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Financial Services Authority, and we report if it does not.

We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion
We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion
In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group at 30 March 2002 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
London
20 May 2002

Consolidated profit and loss account

	Notes	52 weeks ended 30 March 2002 Continuing operations £m	52 weeks ended 30 March 2002 Discontinued operations £m	52 weeks ended 30 March 2002 Total £m	52 weeks ended 31 March 2001 Continuing operations As restated £m	52 weeks ended 31 March 2001 Discontinued operations As restated £m	52 weeks ended 31 March 2001 Total As restated[†] £m
Turnover	3	7,619.4	516.0	8,135.4	7,342.6	733.1	8,075.7
Operating profit:							
Continuing operations:							
Before exceptional charges		629.1	–	629.1	480.9	–	480.9
Exceptional operating charges	5A	–	–	–	(26.5)	–	(26.5)
Continental European operations		–	(42.5)	(42.5)	–	(34.0)	(34.0)
Less provision made last year		–	42.5	42.5	–	–	–
Other discontinued operations		–	14.7	14.7	–	20.1	20.1
Total operating profit	3,4	629.1	14.7	643.8	454.4	(13.9)	440.5
Profit/(loss) on sale of property and other fixed assets	5B	41.2	–	41.2	(83.0)	(0.2)	(83.2)
Provision for loss on operations to be discontinued	5C	–	–	–	–	(224.0)	(224.0)
Loss on sale/termination of operations:	5D						
Loss arising on sale/closure		–	(102.8)	(102.8)	(1.7)	–	(1.7)
Less provision made last year		–	104.3	104.3	–	–	–
		–	1.5	1.5	(1.7)	–	(1.7)
Goodwill previously written off		–	(368.2)	(368.2)	–	–	–
Net loss on sale/termination of operations		–	(366.7)	(366.7)	(1.7)	–	(1.7)
Net interest income	6	17.6	–	17.6	13.9	–	13.9
Profit/(loss) on ordinary activities before taxation		687.9	(352.0)	335.9	383.6	(238.1)	145.5
Taxation on ordinary activities	7	(195.1)	12.6	(182.5)	(146.3)	(3.2)	(149.5)
Profit/(loss) on ordinary activities after taxation		492.8	(339.4)	153.4	237.3	(241.3)	(4.0)
Minority interests (all equity)		1.1	(1.5)	(0.4)	0.5	(2.0)	(1.5)
Profit/(loss) attributable to shareholders		493.9	(340.9)	153.0	237.8	(243.3)	(5.5)
Dividends	9	(238.9)	–	(238.9)	(258.3)	–	(258.3)
Retained profit/(loss) for the period		255.0	(340.9)	(85.9)	(20.5)	(243.3)	(263.8)
Earnings per share	10	17.4p		5.4p	8.3p		(0.2)p
Diluted earnings per share	10	17.3p		5.4p	8.3p		(0.2)p
Adjusted earnings per share	10	15.9p		16.3p	11.9p		11.2p
Diluted adjusted earnings per share	10	15.8p		16.2p	11.9p		11.2p
Dividend per share	9			9.5p			9.0p

Note of group historical cost profits and losses

	Notes	52 weeks ended 30 March 2002 £m	52 weeks ended 31 March 2001 As restated[†] £m
Profit on ordinary activities before taxation		335.9	145.5
Realisation of property revaluation surplus/(deficit)	25	67.2	(1.3)
Revaluation element of depreciation charge	25	1.6	1.9
Historical cost profit on ordinary activities before taxation		404.7	146.1
Historical cost retained loss for the period		(17.1)	(263.2)

Consolidated statement of total recognised gains and losses

	Notes	52 weeks ended 30 March 2002 £m	52 weeks ended 31 March 2001 As restated[†] £m
Profit/(loss) attributable to shareholders		153.0	(5.5)
Exchange differences on foreign currency translation	25	0.1	13.3
Unrealised surplus/(deficit) on revaluation of investment properties	25	0.5	(1.7)
Total recognised gains and losses relating to the period		153.6	6.1
Prior year adjustment	7, 25	(79.6)	
Total recognised gains and losses since last annual report		74.0	

[†]Prior year comparatives have been restated due to the adoption of Financial Reporting Standard (FRS) 19, 'Deferred Tax'. See note 7.

Balance sheets

	Notes	Group 30 March 2002 £m	Group 31 March 2001 As restated† £m	Company 30 March 2002 £m
Fixed assets				
Tangible assets:				
Land and buildings		**2,166.9**	2,735.2	**–**
Fit out, fixtures, fittings and equipment		**1,187.3**	1,291.9	**–**
Assets in the course of construction		**27.0**	91.8	**–**
	13	**3,381.2**	4,118.9	**–**
Investments	14	**50.3**	58.3	**7,643.2**
		3,431.5	4,177.2	**7,643.2**
Current assets				
Stocks		**325.3**	472.5	**–**
Debtors:				
Receivable within one year	15A	**952.1**	917.2	**134.2**
Receivable after more than one year	15B	**1,667.2**	1,712.1	**–**
Investments	16	**272.7**	260.0	**–**
Cash at bank and in hand	17	**543.4**	154.4	**–**
		3,760.7	3,516.2	**134.2**
Current liabilities				
Creditors: amounts falling due within one year	19	**(1,750.8)**	(1,981.6)	**(1,858.1)**
Net current assets/(liabilities)		**2,009.9**	1,534.6	**(1,723.9)**
Total assets less current liabilities		**5,441.4**	5,711.8	**5,919.3**
Creditors: amounts falling due after more than one year	20	**(2,156.3)**	(735.1)	**–**
Provisions for liabilities and charges	22	**(203.8)**	(395.3)	**–**
Net assets		**3,081.3**	4,581.4	**5,919.3**
Capital and reserves				
Called up share capital	24,25	**852.7**	716.9	**852.7**
Share premium account	25	**2.8**	–	**2.8**
Capital redemption reserve	25	**1,717.9**	–	**1,717.9**
Revaluation reserve	25	**387.3**	455.6	**–**
Other reserve	25	**(6,542.2)**	378.2	**–**
Profit and loss account	25	**6,662.4**	3,015.1	**3,345.9**
Shareholders' funds (including non-equity interests)	25	**3,080.9**	4,565.8	**5,919.3**
Minority interests (all equity)		**0.4**	15.6	**–**
Total capital employed		**3,081.3**	4,581.4	**5,919.3**
Equity shareholders' funds		**2,804.9**	4,565.8	**5,643.3**
Non-equity shareholders' funds		**276.0**	–	**276.0**
Total shareholders' funds		**3,080.9**	4,565.8	**5,919.3**

†Prior year comparatives have been restated due to the adoption of Financial Reporting Standard (FRS) 19, 'Deferred Tax'. See note 7.

Approved by the Board
20 May 2002
Luc Vandevelde, Chairman and Chief Executive
Alison Reed, Group Finance Director

Consolidated cash flow information

FOR THE PERIOD ENDED 30 MARCH 2002

Cash flow statement	Notes	52 weeks ended 30 March 2002 £m	52 weeks ended 31 March 2001 £m
Cash inflow from operating activities	27	**1,093.7**	676.4
Returns on investments and servicing of finance			
Interest received		**38.8**	13.1
Interest paid		**(2.0)**	–
Dividends paid to minorities		**–**	(0.5)
Net cash inflow from returns on investments and servicing of finance		**36.8**	12.6
Taxation			
UK corporation tax paid		**(172.0)**	(164.5)
Overseas tax paid		**(7.4)**	(0.1)
Cash outflow for taxation		**(179.4)**	(164.6)
Capital expenditure and financial investment			
Purchase of tangible fixed assets		**(285.7)**	(269.8)
Sale of tangible fixed assets		**455.6**	18.9
Purchase of fixed asset investments		**(2.9)**	(18.0)
Sale of fixed asset investments		**9.0**	10.7
Net cash inflow/(outflow) for capital expenditure and financial investment		**176.0**	(258.2)
Acquisitions and disposals	29		
Closure of operations		**122.2**	(0.9)
Sale of subsidiaries		**139.4**	(0.8)
Repayment of loan by joint venture		**–**	7.6
Cash inflow from acquisitions and disposals		**261.6**	5.9
Equity dividends paid		**(256.7)**	(258.6)
Cash inflow before management of liquid resources and financing		**1,132.0**	13.5
Management of liquid resources and financing			
Management of liquid resources	28B	**(29.1)**	263.7
Financing	28C	**(730.2)**	(265.4)
		(759.3)	(1.7)
Increase in cash		**372.7**	11.8

Reconciliation of net cash flow to movement in net debt	30	2002 £m	2001 £m
Increase in cash		**372.7**	11.8
Cash outflow/(inflow) from increase/(decrease) in liquid resources	28B	**29.1**	(263.7)
Cash (inflow)/outflow from (increase)/decrease in debt financing	28C	**(1,031.7)**	245.9
Exchange movements		**0.7**	(20.4)
Movement in net debt		**(629.2)**	(26.4)
Opening net debt		**(1,277.8)**	(1,251.4)
Closing net debt		**(1,907.0)**	(1,277.8)

Notes to the financial statements

1. Basis of accounting

Marks and Spencer Group p.l.c. (the Company) was incorporated on 23 July 2001. On 19 March 2002, the Company acquired 100% of the issued share capital of Marks and Spencer p.l.c. following implementation of a Scheme of Arrangement under section 425 of the Companies Act 1985.

The Scheme of Arrangement involved the issue of 17 ordinary shares and 21 redeemable B shares by the Company for every 21 ordinary shares held by the shareholders of Marks and Spencer p.l.c.

The Scheme of Arrangement has been accounted for using merger accounting principles, although it does not satisfy all the conditions required (see below).

Schedule 4A to the Companies Act 1985 and FRS 6 'Acquisition and Mergers' require acquisition accounting to be adopted where all the conditions laid down for merger accounting are not satisfied. Under the Scheme of Arrangement, not all of the conditions were satisfied because the fair value of the non-equity share element of the consideration (the redeemable B shares) given by the Company for the shares in Marks and Spencer p.l.c. exceeded 10% of the nominal value of the share element of the consideration.

However, in the opinion of the directors, the Scheme of Arrangement is a group reconstruction rather than an acquisition, since the shareholders of the Company are the same as the former shareholders in Marks and Spencer p.l.c. and the rights of each shareholder, relative to the others, are unchanged and no minority interest in the net assets of the Group is altered. Therefore, the directors consider that to record the Scheme of Arrangement as an acquisition by the Company, attributing fair values to the assets and liabilities of the Group and reflecting only the post Scheme of Arrangement results within these financial statements would fail to give a true and fair view of the Group's results and financial position.

Accordingly, having regard to the overriding requirement under section 227(6) of the Companies Act 1985 for the financial statements to give a true and fair view of the Group's results and financial position, the directors have adopted merger accounting principles in drawing up these financial statements. The directors consider that it is not practicable to quantify the effect of this departure from the Companies Act 1985 requirements.

The consolidated financial statements are presented as if the Scheme of Arrangement had been effective on 1 April 2001 except for the effect of the capital restructure and subsequent reduction of capital which took place on 22 March 2002. The consolidated profit and loss account combines the results of Marks and Spencer p.l.c. for the 52 week period ended 30 March 2002 with those of the Company for the period since its incorporation to 30 March 2002. The comparative figures relate to Marks and Spencer p.l.c. as restated for the effect of the Scheme of Arrangement. Further detail relating to the Scheme of Arrangement can be found in note 24.

2. Accounting policies

The financial statements have been prepared in accordance with applicable accounting standards in the United Kingdom. A summary of the more important Group accounting policies is given below. These policies have been applied consistently with the exception of the Group's policy on deferred tax which has been amended following the adoption of the new accounting standard on deferred tax. Details of the effect of this change in accounting policy are set out in note 7.

In addition, the Group has adopted the following financial reporting standards in these financial statements for the first time:

i) FRS 17 'Retirement Benefits'. The Group is not required to adopt this standard in full until the period ending March 2004, however the transitional disclosure requirements are set out in note 11A.
ii) FRS 18 'Accounting Policies' has been complied with, but has not resulted in any amendments to the Group's accounting policies.

Accounting convention and basis of consolidation

The financial statements are drawn up on the historical cost basis of accounting, modified to include the valuation of certain United Kingdom properties at 31 March 1988 and the valuation of investment properties. Compliance with SSAP19, 'Accounting for Investment Properties' requires a departure from the requirements of the Companies Act 1985 relating to the depreciation of investment properties as explained below.

The Group financial statements incorporate the financial statements of Marks and Spencer Group p.l.c. and all its subsidiaries for the 52 weeks ended 30 March 2002, or to the date of disposal.

Turnover

Turnover comprises sales of goods to customers outside the Group less returns, VAT and sales taxes, together with interest and other income attributable to the Financial Services operations.

Notes to the financial statements

2. Accounting policies continued

Current asset investments

Current asset investments are stated at market value. All profits and losses from such investments are included in net interest income or in Financial Services turnover as appropriate.

Deferred taxation

Deferred taxation is accounted for on an undiscounted basis at expected tax rates on all differences arising from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in the financial statements. A deferred tax asset is only recognised when it is more likely than not that the asset will be recoverable in the foreseeable future out of suitable taxable profits from which the underlying timing differences can be deducted.

Fixed assets

a Capitalised interest

Interest is not capitalised.

b Depreciation

Depreciation is provided to write off the cost or valuation of tangible fixed assets, less residual value, by equal annual instalments as follows:

- Land: not depreciated.
- Freehold and leasehold buildings over 50 years: depreciated to their estimated residual value over their estimated remaining economic lives (see also c below).
- Leasehold land and buildings under 50 years: over the remaining period of the lease.
- Fit out: 10-25 years according to the estimated life of the asset.
- Fixtures, fittings and equipment: 3-15 years according to the estimated life of the asset.

Depreciation is charged on all additions to or disposals of depreciating assets in the year of purchase or disposal.

Any impairment in value is charged to the profit and loss account.

c Land and buildings

The Group's freehold and leasehold properties in the United Kingdom were valued on the basis of open market value for existing use in 1982. At 31 March 1988, those same properties (excluding subsequent additions and adjusted for disposals) were revalued. On adoption of FRS 15, the Group followed the transitional provisions to retain the book value of land and buildings which were revalued in 1988, but not to adopt a policy of revaluation in the future.

These values are retained subject to the requirement to test assets for impairment in accordance with FRS 11.

d Investment properties

Investment properties are revalued annually and included in the balance sheet at their open market value. In accordance with SSAP19, no depreciation is provided in respect of investment properties. This represents a departure from the Companies Act 1985 requirements concerning the depreciation of fixed assets. These properties are held for investment and the directors consider that the adoption of this policy is necessary to give a true and fair view.

Loans and advances to customers

Loans and advances are classified as impaired when an instalment is in excess of 30 days overdue. Specific provisions are made against all advances identified as impaired at the balance sheet date to the extent that, in the opinion of the directors, recovery is doubtful. Specific provisions against such exposures are calculated using a bad debt provision model, which uses the last two years credit history to produce estimates of the likely level of asset impairment. General provisions relate to latent bad and doubtful debts which are present in any lending portfolio but have not been specifically identified. General provisions are calculated using the same bad debt provision model and an evaluation of current economic and political factors.

Loans and advances are written off when there is no realistic prospect of recovery, based on a predetermined set of criteria. Account balances written off include those where no payment has been received for a period of 12 months since the account was identified as doubtful, and in other situations such as bankruptcy, insolvency or fraud.

Long-term assurance business

The value of the long-term assurance business consists of the present value of surpluses expected to emerge in the future from business currently in force, and this value is included in prepayments and accrued income. In determining their value, these surpluses are discounted at a risk-adjusted, post-tax rate. Changes in the value are included in the profit and loss account grossed up at the standard rate of corporation tax applicable to insurance companies.

Operating leases

Costs in respect of operating leases are charged on a straight line basis over the lease term.

2. Accounting policies continued

Derivative financial instruments

The Group uses derivative financial instruments to manage its exposures to fluctuations in foreign currency exchange rates and interest rates. Derivative instruments utilised by the Group include interest rate and currency swaps, and forward currency contracts. Amounts payable or receivable in respect of interest rate swaps are recognised as adjustments to net interest income over the period of the contract. Forward currency contracts are accounted for as hedges, with the instrument's impact on profit deferred until the underlying transaction is recognised in the profit and loss account.

Foreign currencies

The results of international subsidiaries are translated at the weighted average of monthly exchange rates for sales and profits. The balance sheets of overseas subsidiaries are translated at year-end exchange rates. The resulting exchange differences are dealt with through reserves and reported in the consolidated statement of total recognised gains and losses.

Transactions denominated in foreign currencies are translated at the exchange rate at the date of the transaction. Foreign currency assets and liabilities held at the year-end are translated at year-end exchange rates or the exchange rate of a related forward exchange contract where appropriate. The resulting exchange gain or loss is dealt with in the profit and loss account.

Goodwill

Prior to 31 March 1998, goodwill arising on consolidation was written off to reserves in the year of acquisition. As permitted by FRS 10, this goodwill has not been reinstated in the balance sheet and remains written off to reserves. Goodwill arising on subsequent acquisitions is capitalised and amortised over its useful economic life. The profit or loss arising on the sale of a previously acquired business includes the attributable goodwill.

Pensions

Funded pension plans are in place for the Group's UK employees and the majority of employees overseas. The assets of these pension plans are managed by third party investment managers and are held separately in trust.

Regular valuations are prepared by independent professionally qualified actuaries. These determine the level of contributions required to fund the benefits set out in the rules of the plans and allow for the periodic increase of pensions in payment. The contributions and any variations from regular cost arising from the actuarial valuations are charged or credited to profits on a systematic basis over the estimated remaining service lives of the employees.

Stocks

Stocks are valued at the lower of cost and net realisable value using the retail method. All stocks are finished goods.

3. Segmental information

A Classes of business

The Group has two classes of business: Retailing and Financial Services.

	Turnover		Operating profit		Operating assets	
	2002 £m	2001 £m	**2002 £m**	2001 £m	**2002 £m**	2001 £m
Continuing operations:						
Retailing activities	**7,268.6**	6,979.5	**538.5**	350.2	**3,565.0**	3,862.4
Before exceptional operating charges			**538.5**	376.7		
Exceptional operating charges			**–**	(26.5)		
Financial Services[1,2]	**350.8**	363.1	**84.2**	96.3	**576.7**	518.0
Total continuing operations	**7,619.4**	7,342.6	**622.7**	446.5	**4,141.7**	4,380.4
Discontinued operations – retailing activities	**516.0**	733.1	**14.7**	(13.9)	**(60.4)**	329.3
Total operating activities	**8,135.4**	8,075.7	**637.4**	432.6	**4,081.3**	4,709.7
Add: excess interest charged to cost of sales of Financial Services[2]			**6.4**	7.9		
Total operating profit			**643.8**	440.5	**4,081.3**	4,709.7
Profit/(loss) on sale of property and other fixed assets			**41.2**	(83.2)		
Provision for loss on operations to be discontinued			**–**	(224.0)		
Net loss on sale/termination of operations			**(366.7)**	(1.7)		
Net interest income			**17.6**	13.9		
Profit on ordinary activities before taxation			**335.9**	145.5	**4,081.3**	4,709.7
Unallocated net liabilities					**(1,000.0)**	(128.3)
Net assets					**3,081.3**	4,581.4

Notes to the financial statements

3. Segmental information continued

B Geographical split

The geographical segments disclose turnover and operating profit by destination and reflect management responsibility.

	Turnover		Operating profit		Operating assets	
	2002 £m	2001 £m	**2002 £m**	2001 £m	**2002 £m**	2001 £m
United Kingdom						
Retail	**6,575.2**	6,293.0	**505.2**	308.3	**3,445.6**	3,757.1
Before exceptional operating charges			**505.2**	334.8		
Exceptional operating charges			**–**	(26.5)		
Financial Services[1,2]	**350.8**	363.1	**84.2**	96.3	**576.7**	518.0
	6,926.0	6,656.1	**589.4**	404.6	**4,022.3**	4,275.1
International						
Continuing operations	**693.4**	686.5	**33.3**	41.9	**119.4**	105.3
Discontinued operations	**516.0**	733.1	**14.7**	(13.9)	**(60.4)**	329.3
	1,209.4	1,419.6	**48.0**	28.0	**59.0**	434.6
Total operating activities	**8,135.4**	8,075.7	**637.4**	432.6	**4,081.3**	4,709.7
Add: excess interest charged to cost of sales of Financial Services[2]			**6.4**	7.9		
Total operating profit			**643.8**	440.5		

[1]Operating profit for Financial Services includes £15.0m of merchant fee income (last year £16.2m) arising on Marks & Spencer Chargecard transactions. This fee is payable by UK Retail and has been deducted in arriving at UK Retail operating profit.
[2]Financial Services operating profit is stated after charging £103.7m (last year £115.3m) of interest to cost of sales. This interest represents the cost of funding the Financial Services business as a separate segment, including both intra-group interest and third party funding. The amount of third party interest payable by the Group amounted to £116.9m (last year £107.4m) (see note 6). Intra-group interest of £6.4m (last year £7.9m), being the excess over third party interest payable, has been added back in the segmental analysis to arrive at total operating profit. The intra-group interest added back this year arose in the first half of the year when the interest charged to cost of sales of Financial Services was greater than the interest payable for that period.
[3]UK Retail turnover including VAT comprises clothing, footwear and gifts £3,773.4m (last year £3,649.5m); home £373.3m (last year £355.8m) and foods £3,093.5m (last year £2,925.9m). VAT on UK Retail turnover was £665.0m (last year £638.2m).
[4]Turnover from continuing operations originates in the following geographical segments: United Kingdom £7,055.9m (last year £6,797.6m) and International £563.5m (last year £545.0m).
[5]The value of goods exported from the UK, including shipments to international subsidiaries, amounted to £329.8m (last year £436.0m).

Turnover and operating profit for discontinued operations comprise:

	Turnover		Operating profit	
	2002 £m	2001 £m	**2002 £m**	2001 £m
North America				
Brooks Brothers (including Japan)	**345.8**	448.1	**14.9**	20.2
Corporate expenses	**–**	–	**(0.2)**	(0.1)
	345.8	448.1	**14.7**	20.1
Continental Europe[6]	**170.2**	285.0	**–**	(34.0)
Total discontinued operations	**516.0**	733.1	**14.7**	(13.9)

[6]Operating profit for Continental Europe in 2002 is stated after utilising £42.5m of provisions, established last year as a provision for trading losses.

4. Operating profit

	2002 Continuing operations £m	2002 Discontinued operations £m	2002 Total £m	2001 Continuing operations[1] £m	2001 Discontinued operations £m	2001 Total £m
Turnover	**7,619.4**	**516.0**	**8,135.4**	7,342.6	733.1	8,075.7
Cost of sales	**(4,888.6)**	**(302.8)**	**(5,191.4)**	(4,822.6)	(414.5)	(5,237.1)
Gross profit	**2,730.8**	**213.2**	**2,944.0**	2,520.0	318.6	2,838.6
Employee costs (see note 11)	**1,093.6**	**99.8**	**1,193.4**	987.1	130.7	1,117.8
Occupancy costs	**249.4**	**60.1**	**309.5**	231.2	80.3	311.5
Repairs, renewals and maintenance of fixed assets	**111.8**	**4.6**	**116.4**	84.5	6.7	91.2
Depreciation	**225.9**	**23.7**	**249.6**	243.4	32.5	275.9
Other costs[2]	**421.0**	**52.8**	**473.8**	519.4	82.3	601.7
Total net operating expenses[3]	**(2,101.7)**	**(241.0)**	**(2,342.7)**	(2,065.6)	(332.5)	(2,398.1)
Less provision made last year	**–**	**42.5**	**42.5**	–	–	–
Operating profit	**629.1**	**14.7**	**643.8**	454.4	(13.9)	440.5

The directors consider that the nature of the business is such that the analysis of expenses shown above is more informative than that set out in the formats of the Companies Act 1985.

[1]After exceptional charges of £26.5m comprising employee costs of £17.0m and other costs of £9.5m.
[2]Included in 'Other costs' is the remuneration to the auditors for audit and non-audit services as follows:

	Group 2002 £m	Group 2001 £m	Company 2002 £m
Audit fees	**1.0**	1.1	**0.1**
Non-audit services	**2.5**	2.1	**0.8**

Included in non-audit fees above are amounts paid to PricewaterhouseCoopers for audit related services, principally relating to the corporate restructuring, of £1.9m (last year £0.5m), taxation advice £0.3m (last year £0.4m) and general consulting of £0.3m (last year £1.2m).

[3]Included in 'Total net operating expenses' are rentals under operating leases, comprising £7.1m for hire of plant and machinery (last year £4.5m) and £124.6m of other rental costs (last year £124.1m).

5. Exceptional items

A Exceptional operating charges

	2002 £m	2001 £m
UK restructuring costs	**–**	(26.5)

The £26.5m charge last year was in respect of the closure of the 'Direct' catalogue business (£16.5m) and the reduction of roles at the Group's head office (£10.0m).

B Profit/(loss) on sale of property and other fixed assets

	2002 £m	2001 £m
Provision for loss on 'Direct' assets[1]	–	(19.0)
Other asset disposals[2]	**41.2**	(64.2)
Profit/(loss) on sale of property and other fixed assets	**41.2**	(83.2)

[1]Including the restructuring cost of £16.5m disclosed in note 5A above, this gave rise to total closure costs for the 'Direct' catalogue business of £35.5m.
[2]Other asset disposals mainly relate to the disposal of UK stores.

C Provision for loss on operations to be discontinued

	2002 £m	2001 £m
Net closure costs	**–**	(225.3)
Goodwill previously credited to reserves	**–**	1.3
Provision for loss on operations to be discontinued	**–**	(224.0)

The provision for loss on operations to be discontinued represented the expected cost of the closure of the Group's Continental European subsidiaries. Net closure costs included provisions for future trading losses, losses on disposal of fixed assets, property exit costs and redundancy costs.

Notes to the financial statements

5. Exceptional items continued

D Loss on sale/termination of operations

The loss on sale/termination of operations in the current year is analysed as follows:

	Continental Europe £m	Brooks Brothers £m	Total £m
Net closure costs	(94.3)	–	(94.3)
Less provision made last year	104.3	–	104.3
Net sale proceeds less net assets	–	(8.5)	(8.5)
Goodwill previously written off to reserves	–	(368.2)	(368.2)
	10.0	(376.7)	(366.7)

The loss on disposal last year of £1.7m relates to the sale of the Group's interest in Splendour.com and is stated after a charge of £1.0m for goodwill.

6. Net interest income

	2002 £m	2002 £m	2001 £m	2001 £m
Bank and other interest income	321.1		302.6	
Less: amounts included in turnover of Financial Services	(283.9)		(288.7)	
		37.2		13.9
Interest expenditure	(116.9)		(107.4)	
Less: interest charged to cost of sales of Financial Services	103.7		115.3	
Intra-group interest charged to cost of sales of Financial Services (see note 3)	(6.4)		(7.9)	
		(19.6)		–
Net interest income		17.6		13.9
Interest expenditure comprises:				
Amounts repayable within five years:				
Bank loans, overdrafts and other borrowings		(38.0)		(33.2)
Medium term notes		(63.1)		(73.0)
		(101.1)		(106.2)
Amounts repayable after five years:				
Medium term notes		(15.8)		(1.2)
		(116.9)		(107.4)

7. Taxation on ordinary activities

A Taxation charge for the period

	2002 £m	2002 £m	2001 As restated £m	2001 As restated £m
Current taxation				
UK corporation tax at 30% (last year 30%):				
Current year	190.1		151.0	
Prior years	4.4		(6.3)	
		194.5		144.7
Double taxation relief		(0.1)		(4.7)
		194.4		140.0
Overseas taxation		6.3		7.7
Total current taxation		200.7		147.7
Deferred taxation (see note 22)				
Current year	(4.4)		2.5	
Prior years	(13.8)		(0.7)	
Total deferred taxation		(18.2)		1.8
		182.5		149.5

Of the current year deferred tax credit, a credit of £13.2m relates to the closure of French operations offset by a charge of £8.8m arising from short-term timing differences.

Included in the tax charge for the year is a credit of £13.2m (last year £8.5m) which is attributable to exceptional charges.

7. Taxation on ordinary activities continued

B Taxation reconciliation

	2002 £m	2001 £m
Profit before taxation	**335.9**	145.5
Taxation at the standard UK corporation tax rate of 30% (last year 30%)	**100.8**	43.7
Permanent differences	**18.4**	24.5
Capital allowances (in excess of)/less than depreciation	**(3.3)**	0.8
Other timing differences	**(5.6)**	5.0
Utilisation of tax losses	**–**	(0.7)
Net effect of restructuring charges	**(24.2)**	85.9
Write-off of goodwill for which no tax relief available	**110.5**	–
Net effect of different rates of tax in overseas businesses	**(2.0)**	(6.7)
Adjustments to tax charge in respect of prior periods	**4.4**	(6.3)
Other differences	**1.7**	1.5
Total current taxation	**200.7**	147.7

C Implementation of Financial Reporting Standard 19

The adoption of Financial Reporting Standard (FRS) 19 'Accounting for deferred tax' has resulted in changes in the method of accounting for deferred tax. FRS 19 requires, subject to certain exemptions, that deferred tax be recognised in respect of all timing differences that have originated but not reversed by the balance sheet date. The Group's previous accounting policy was to recognise a liability or asset in respect of deferred tax to the extent that it was likely to be payable or recoverable.

As a result of this change in accounting policy, comparatives have been restated as follows:

Profit and loss account	Tax charge for the period £m	Profit/(loss) attributable to shareholders £m	Earnings per share pence	Adjusted earnings per share pence
Period to 31 March 2001 – as reported	(142.7)	1.3	0.0p	11.4p
Implementation of FRS 19	(6.8)	(6.8)	(0.2)p	(0.2)p
Period to 31 March 2001 – as restated	(149.5)	(5.5)	(0.2)p	11.2p

In the current year, the effect of this change in accounting policy has been to increase the total tax charge for the period by £3.3m.

Balance sheet	Deferred tax provision £m	Shareholders' funds £m
31 March 2001 – as reported	(43.5)	4,645.4
Implementation of FRS 19	(79.6)	(79.6)
31 March 2001 – as restated	(123.1)	4,565.8

8. Profit for the financial year

As permitted by Section 230 of the Companies Act 1985, the profit and loss account of the Company is not presented as part of these financial statements.

The consolidated profit for the financial year of £153.0m (last year £5.5m loss) includes a £134.0m profit which is dealt with in the financial statements of the Company.

9. Dividends

	2002 £m	2001 £m
Ordinary shares		
Interim paid of 3.7p per share (last year 3.7p)	**105.2**	106.3
Proposed final of 5.8p per share (last year 5.3p)	**133.7**	152.0
Total ordinary dividend of 9.5p per share (last year 9.0p)	**238.9**	258.3

Notes to the financial statements

10. Earnings per share

The calculation of earnings per ordinary share is based on earnings after tax and minority interests and the weighted average number of ordinary shares in issue during the year.

An adjusted earnings per share figure has been calculated in addition to the earnings per share required by FRS14, 'Earnings per Share' and is based on earnings excluding the effect of the exceptional items. It has been calculated to allow shareholders to gain a clearer understanding of the trading performance of the Group. Details of the adjusted earnings per share are set out below:

	2002			2001		
	£m	Basic pence per share	Diluted pence per share	£m As restated	Basic pence per share As restated	Diluted pence per share As restated
Basic earnings	153.0	5.4	5.4	(5.5)	(0.2)	(0.2)
Exceptional operating charges	–	–	–	19.3	0.7	0.7
(Profit)/loss on sale of property and other fixed assets	(41.2)	(1.5)	(1.5)	83.2	2.9	2.9
Loss on sale/termination of operations	353.5	12.4	12.3	1.7	0.1	0.1
Provision for loss on operations to be discontinued	–	–	–	222.7	7.7	7.7
Adjusted earnings	465.3	16.3	16.2	321.4	11.2	11.2
Operating (profit)/loss from discontinued operations	(12.6)	(0.4)	(0.4)	20.4	0.7	0.7
Adjusted earnings from continuing operations	452.7	15.9	15.8	341.8	11.9	11.9

The weighted average number of ordinary shares used in the calculation of earnings per share are as follows:

	2002 m	2001 m
Weighted average ordinary shares in issue during the year	2,841.7	2,872.4
Potentially dilutive share options under the Group's share option schemes	23.7	9.8
Weighted average ordinary shares for diluted earnings per share	2,865.4	2,882.2

In accordance with the provisions of FRS 14, earnings per share for prior periods have not been restated as a result of the Scheme of Arrangement.

11. Employees

The average number of employees of the Group during the year was:

		2002	2001
UK stores	Management and supervisory categories	3,939	3,880
	Other	50,583	55,511
UK head office	Management and supervisory categories	2,369	2,242
	Other	1,038	1,299
Financial Services	Management and supervisory categories	208	189
	Other	1,370	1,355
Overseas	Continuing operations	4,988	4,514
	Discontinued operations	5,404	7,501
		69,899	76,491

If the number of hours worked was converted on the basis of a normal working week, the equivalent average number of full-time employees for continuing operations would have been 45,979 (last year 46,466) and for discontinued operations 4,197 (last year 5,747).

The aggregate remuneration and associated costs of Group employees were:

	2002			2001		
	Continuing operations £m	Discontinued operations £m	Total £m	Continuing operations[1] £m	Discontinued operations £m	Total £m
Wages and salaries	799.7	87.0	886.7	734.9	115.1	850.0
UK profit sharing (see note 11C)	12.6	–	12.6	8.5	–	8.5
Social security costs	48.8	11.5	60.3	45.3	14.7	60.0
Pension costs (see note 11A)	142.7	5.2	147.9	114.1	6.0	120.1
Employee welfare and other personnel costs	89.8	9.7	99.5	84.3	15.0	99.3
Employee costs[2]	1,093.6	113.4	1,207.0	987.1	150.8	1,137.9
Classified as:						
Employee costs (see note 4)	1,093.6	99.8	1,193.4	987.1	130.7	1,117.8
Manufacturing cost of sales	–	13.6	13.6	–	20.1	20.1
	1,093.6	113.4	1,207.0	987.1	150.8	1,137.9

[1]After exceptional charges of £17.0m.

[2]Total employee costs include salary and benefits paid to a former director who was an employee of the Group for the period to 30 June 2001.

11. Employees continued

A Pension costs

The total pension cost for the Group was £147.9m (last year £120.1m) of which £138.5m relates to the UK scheme (last year £110.6m), and £9.4m relates to overseas schemes (last year £9.5m). The Group operates a number of funded defined benefit pension schemes of which the UK scheme is by far the most significant.

The latest full actuarial valuation of the UK scheme was carried out at 1 April 2001 by an independent actuary using the projected unit method. The key assumptions adopted were:

	%
Inflation rate	2.5
Rate of increase in pensions in payment	2.5
Rate of increase in salaries	4.0
Discount rate and rate of return on investments	6.0

This actuarial valuation revealed a shortfall of £134m in the market value of the assets of the UK Scheme of £3,102m compared to the actuarial liability for pension benefits. This represents a funding level of 96%.

The shortfall of £134m together with the unamortised accounting deficit relating to prior periods gives a total unamortised deficit of £177m. This is being amortised in accordance with SSAP 24 over a period of 12 years from 1 April 2001, being the remaining estimated service lives of the current Scheme members.

The total UK pension cost is analysed as follows:	**2002 £m**	2001 £m
Normal pension cost[1]	**116.1**	92.6
Amortisation of deficit	**14.8**	14.1
Net interest elements	**7.6**	3.9
Total	**138.5**	110.6

[1]At standard contribution rate of 19.7% (last year 15.9%).

As shown in note 15, the Group has prepaid pension costs of £169.4m in relation to the UK scheme. This includes the partial funding of the deficit, offset by the amortisation and interest elements shown above, with the balance being prepaid contributions to the UK scheme.

Financial Reporting Standard 17 (FRS 17) 'Retirement benefits' was issued in November 2000 to replace SSAP 24 'Accounting for pension costs' and is fully effective for accounting periods ending on or after 22 June 2003. This year the Group has continued to account for pension costs under SSAP 24 as shown above, although in accordance with the FRS 17 transitional arrangements, certain additional disclosures are required as shown below.

The major assumptions used by the independent qualified actuaries in updating the most recent valuations of the UK and Republic of Ireland defined benefit pension schemes to 30 March 2002 for FRS 17 purposes were:

	%
Rate of increase in salaries	4.0
Rate of increase in pensions in payment	2.5
Discount rate	5.9
Inflation rate	2.5
Long-term healthcare cost increases	7.5

The assets in the UK and Republic of Ireland defined benefit pension schemes and the expected rates of return as at 30 March 2002 were:

	Long-term rate of return p.a. %	Value £m
UK equities	7.9	1,156
Overseas equities	8.3	992
Bonds	5.7	1,080
Total market value of assets	7.3	3,228
Present value of scheme liabilities		(3,498)
Pension scheme deficit before adjustment for prepayment		(270)
Prepaid pension costs included in assets noted above		(119)
Pension scheme deficit		(389)
Unfunded pension plans		(5)
Post-retirement healthcare		(25)
Total post-retirement liabilities		(419)
Less: Related deferred tax asset		126
Net post-retirement liability		(293)

Notes to the financial statements

11. Employees continued

The Group financial statements already reflect a number of liabilities and assets relating to the retirement benefit schemes which give rise to the net post-retirement liabilities of £293m. If FRS 17 had been adopted in the financial statements, the net effect of this change on shareholders' funds would be as follows:

	£m
Net post-retirement liability	(293)
Amounts currently recognised in:	
Debtors – prepayments and accrued income	(50)
Provisions for liabilities and charges	
– unfunded pension plans	5
– post-retirement healthcare	25
– deferred tax	6
Effect on shareholders' funds	(307)

The Group's net assets at 30 March 2002 would be as follows:

	£m
Net assets, excluding post-retirement liability	3,081
Effect on shareholders' funds (above)	(307)
Net assets, including post-retirement liability	2,774

B Post-retirement health benefits

The Group has a commitment to pay all or a proportion of the health insurance premiums for a number of its retired employees and their spouses, the last of whom retired in 1988. There is no commitment in respect of current employees or those who have retired since 1988.

At 30 March 2002, the Group reassessed this liability in accordance with the advice of an independent qualified actuary. The discounted present value of £25.3m (see note 22) has been fully provided. The valuation assumed a premium inflation of 7.5% and an after-tax discount rate of 5.9%. There is a matching deferred taxation asset of £7.6m.

The next actuarial valuation will be carried out as at 31 March 2005.

C United Kingdom and Republic of Ireland profit sharing schemes

The amount of profit which will be allocated this year, in the form of ordinary shares in the Company, has been fixed at £12.6m (last year £8.5m), representing 2.5% (last year 1.75%) of the earnings of 44,197 (last year 43,741) eligible employees.

These shares are purchased in the market: 3,066,891 ordinary shares were purchased by the Profit Sharing Trustees in respect of the 2000/2001 allocation.

D United Kingdom Employees' Save As You Earn Share Option Scheme

Under the terms of the Scheme, the Board may offer options to purchase ordinary shares in the Company once in each financial year to those employees who enter into an Inland Revenue approved Save As You Earn (SAYE) savings contract. The price at which options may be offered is 80% of the market price for three consecutive dealing days preceding the date of offer. The options may normally be exercised during the period of six months after the completion of the SAYE contract, either three, five or seven years after entering the Scheme.

Outstanding options granted under the United Kingdom Employees' Save As You Earn Share Option Scheme are as follows:

	Number of shares		Option
Options granted	2002	2001	price
January 1994	Expired	518,636	319p
January 1995	1,564,963	2,793,633	322p
January 1996	2,240,437	3,536,269	330p
January 1997	3,542,787	5,384,139	389p
January 1998	3,234,005	3,877,749	467p
January 1999	6,350,030	7,896,779	324p
January 2000	20,736,825	23,856,114	223p
January 2001	29,106,220	32,355,154	156p
January 2002	11,706,883	–	250p

11. Employees continued

E Executive Share Option Schemes

Under the terms of the current Scheme, approved by shareholders in 2000, the Board may offer options to purchase ordinary shares in the Company to executive directors and senior employees at the market price on a date to be determined prior to the date of the offer. No further options may be granted under the 1984, 1987 and 1997 Schemes. Outstanding options under each of the 1984 and 1987 Schemes continue to be bound by the Maximum Option Value which is limited to four times remuneration on exercise (further details are set out in the Remuneration Report on page 19). Outstanding options granted under all executive share option schemes are as follows:

Options granted	Number of shares 2002	Number of shares 2001	Option price	Option dates
(1984 Scheme)				
May 1992	**755,171**	1,650,583	329p	May 1995 – May 2002
May 1993	**995,806**	1,213,976	341p	May 1996 – May 2003
October 1993	**19,576**	19,576	399p	Oct 1996 – Oct 2003
May 1994	**1,440,145**	1,859,827	404p	May 1997 – May 2004
October 1994	**21,541**	21,541	402p	Oct 1997 – Oct 2004
May 1995	**1,275,778**	1,545,062	414p	May 1998 – May 2005
May 1996	**45,850**	58,950	458p	May 1999 – May 2006
November 1996	**6,172**	6,172	486p	Nov 1999 – Nov 2006
June 1997	**28,460**	39,844	527p	June 2000 – June 2007
(1987 Scheme)				
May 1995	**1,245,474**	1,426,796	414p	May 1998 – May 2002
May 1996	**1,248,170**	1,625,742	458p	May 1999 – May 2003
November 1996	**14,546**	39,507	486p	Nov 1999 – Nov 2003
June 1997	**1,509,228**	2,003,084	527p	June 2000 – June 2004
(1997 Scheme – Tier 1)				
June 1998	**309,093**	379,338	557p	June 2001 – June 2008
November 1998	**247,221**	247,221	404p	Nov 2001 – Nov 2008
June 1999	**681,181**	929,298	358p	June 2002 – June 2009
November 1999	**95,323**	95,323	278p	Nov 2002 – Nov 2009
January 2000	**360,655**	360,655	305p	Jan 2003 – Jan 2010
March 2000	**1,992,337**	1,992,337	261p	Mar 2003 – Mar 2010
June 2000	**184,615**	184,615	260p	June 2003 – June 2010
(1997 Scheme – Tier 2)				
June 1998	**1,738,920**	3,023,780	557p	June 2003 – June 2008
November 1998	**99,261**	99,261	404p	Nov 2003 – Nov 2008
June 1999	**1,280,047**	2,305,306	358p	June 2004 – June 2009
November 1999	**59,352**	59,352	278p	Nov 2004 – Nov 2009
January 2000	**360,655**	360,655	305p	Jan 2005 – Jan 2010
March 2000	**1,992,337**	1,992,337	261p	Mar 2005 – Mar 2010
June 2000	**184,615**	184,615	260p	June 2005 – June 2010
(2000 Scheme +3%)				
September 2000	**3,191,827**	4,209,681	215p	Sept 2003 – Sept 2010
December 2000	**574,358**	574,358	195p	Jan 2004 – Jan 2011
March 2001	**270,641**	323,393	218p	Mar 2004 – Mar 2011
June 2001	**6,490,703**	–	256p	June 2004 – June 2011
July 2001	**168,674**	–	249p	July 2004 – July 2011
December 2001	**1,286,778**	–	350p	Dec 2004 – Dec 2011
(2000 Scheme +4%)				
September 2000	**3,341,639**	4,265,494	215p	Sept 2003 – Sept 2010
December 2000	**574,358**	574,358	195p	Jan 2004 – Jan 2011
March 2001	**270,641**	323,393	218p	Mar 2004 – Mar 2011
June 2001	**3,454,239**	–	256p	June 2004 – June 2011
July 2001	**156,626**	–	249p	July 2004 – July 2011
December 2001	**1,034,056**	–	350p	Dec 2004 – Dec 2011

Notes to the financial statements

12. Directors

A Emoluments

Emoluments of directors of the Company are summarised below. Further details are given in the Remuneration Report on pages 14 to 20.

	2002 £000	2001 £000
Aggregate emoluments	**5,987**	3,998
Termination payments	**398**	2,742

B Transactions with directors

During the year there was no contract of significance to which the Company, or one of its subsidiaries, was a party and in which a director of the Company was materially interested.

13. Tangible fixed assets

A Tangible fixed assets

Group	Land & buildings £m	Fixtures, fittings & equipment £m	Assets in the course of construction £m	Total £m
Cost or valuation				
At 1 April 2001	2,896.0	2,975.0	91.8	5,962.8
Additions	9.6	243.5	37.4	290.5
Transfers	30.2	28.5	(58.7)	–
Revaluation surplus	0.4	–	–	0.4
Disposals	(650.4)	(330.5)	(42.6)	(1,023.5)
Disposal of subsidiaries	(3.1)	(168.1)	(0.6)	(171.8)
Differences on exchange	(2.1)	(2.3)	(0.3)	(4.7)
At 30 March 2002	**2,280.6**	**2,746.1**	**27.0**	**5,053.7**
Accumulated depreciation				
At 1 April 2001	160.8	1,683.1	–	1,843.9
Depreciation for the year	13.6	236.0	–	249.6
Disposals	(59.3)	(264.7)	–	(324.0)
Disposal of subsidiaries	(1.3)	(94.1)	–	(95.4)
Differences on exchange	(0.1)	(1.5)	–	(1.6)
At 30 March 2002	**113.7**	**1,558.8**	**–**	**1,672.5**
Net book value				
At 30 March 2002	**2,166.9**	**1,187.3**	**27.0**	**3,381.2**
At 1 April 2001	2,735.2	1,291.9	91.8	4,118.9

Analysis of land & buildings

Group	Freehold £m	Long leasehold £m	Short leasehold £m	Total £m
At valuation	599.3	406.1	12.2	1,017.6
At cost	714.2	470.7	78.1	1,263.0
	1,313.5	876.8	90.3	2,280.6
Accumulated depreciation	(21.6)	(28.1)	(64.0)	(113.7)
Net book value				
At 30 March 2002	**1,291.9**	**848.7**	**26.3**	**2,166.9**
At 1 April 2001	1,832.5	834.6	68.1	2,735.2

B Investment properties

Freehold land and buildings include investment properties as follows:

	Group £m
Cost or valuation	
At 1 April 2001	51.5
Disposals	(20.6)
Revaluation surplus	0.4
At 30 March 2002	**31.3**

13. Tangible fixed assets continued

The properties were valued as at 30 March 2002, by qualified professional valuers working for the company of DTZ Debenham Tie Leung, Chartered Surveyors, acting in the capacity of External Valuers. All such valuers are Chartered Surveyors, being members of the Royal Institution of Chartered Surveyors.

The properties were valued on the basis of open market value at an aggregate value of £31.3m. All valuations were carried out in accordance with the RICS Appraisal and Valuation Manual.

C Tangible fixed assets at cost

Gerald Eve, Chartered Surveyors, valued the Group's freehold and leasehold properties in the United Kingdom as at 31 March 1982. This valuation was on the basis of open market value for existing use. At 31 March 1988, the directors, after consultation with Gerald Eve, revalued those of the Group's properties which had been valued as at 31 March 1982 (excluding subsequent additions and adjusted for disposals). The directors' valuation was incorporated into the financial statements at 31 March 1988.

If the Group's land and buildings had not been valued as set out above, their net book value would have been:

	2002 £m	2001 £m
At valuation at 31 March 1975[1]	**228.7**	333.6
At cost	**1,333.4**	1,833.1
	1,562.1	2,166.7
Accumulated depreciation	**(133.7)**	(171.9)
Closing net book value	**1,428.4**	1,994.8

[1]The Group also valued its land and buildings in 1955 and in 1964. In the opinion of the directors, unreasonable expense would be incurred in obtaining the original costs of the assets valued in those years and in 1975.

14. Fixed asset investments

A Investments

	Group			
	Joint venture[1,2] £m	Investments[3] £m	Own shares[4] £m	Total £m
At 1 April 2001	19.8	31.2	7.3	58.3
Additions	0.8	2.8	0.1	3.7
Disposals	–	(2.8)	(6.0)	(8.8)
Write down of investments	–	(3.0)	–	(3.0)
Share of joint venture's property revaluation	0.1	–	–	0.1
At 30 March 2002	**20.7**	**28.2**	**1.4**	**50.3**

[1]The joint venture represents a 50% interest in Hedge End Park Ltd, a property investment company. The partner in the joint venture is J Sainsbury plc.
[2]The Group's investment in the joint venture includes £2.2m (last year £2.2m) of loans and accumulated reserves of £12.4m (last year £11.5m).
[3]Investments include listed securities held by a subsidiary. The difference between their book value and market value is negligible.
[4]Own shares include 810,835 ordinary shares (last year 3,525,198) in the Company held by the Marks and Spencer p.l.c. Qualifying Employee Share Ownership Trust (see note 24).

	Company
	Shares in group undertakings £m
Additions	7,643.2
At 30 March 2002	**7,643.2**

Shares in group undertakings represents the Company's investment in Marks and Spencer p.l.c.

Notes to the financial statements

14. Fixed asset investments continued

B Principal subsidiary undertakings

The Company's principal subsidiary undertakings are set out below. A schedule of interests in all undertakings is filed with the Annual Return.

	Principal activity	Country of incorporation and operation	Proportion of voting rights and shares held by: Company	A subsidiary
Marks and Spencer p.l.c.	Retailing	Great Britain	100%	–
Marks and Spencer International Holdings Limited	Holding Company	Great Britain	–	100%
Marks and Spencer (Nederland) BV	Holding Company	The Netherlands	–	100%
Marks & Spencer Finance Inc	Holding Company	United States	–	100%
Marks and Spencer Ventures Limited	Holding Company	Great Britain	–	100%
Marks and Spencer (Ireland) Limited	Retailing	Republic of Ireland	–	100%
Kings Super Markets Inc	Retailing	United States	–	100%
Marks and Spencer (Asia Pacific) Limited	Retailing	Hong Kong	–	100%
M&S Card Services Limited	Credit Card Handling	Great Britain	–	100%
Marks and Spencer Retail Financial Services Holdings Limited	Holding Company	Great Britain	–	100%
Marks and Spencer Financial Services Limited	Financial Services	Great Britain	–	100%
Marks and Spencer Unit Trust Management Limited	Financial Services	Great Britain	–	100%
Marks and Spencer Savings and Investments Limited	Financial Services	Great Britain	–	100%
Marks and Spencer Life Assurance Limited	Financial Services	Great Britain	–	100%
MS Insurance Limited	Financial Services	Guernsey	–	100%
St Michael Finance p.l.c.	Finance	Great Britain	–	100%
Marks and Spencer Finance p.l.c.	Finance	Great Britain	–	100%
Marks and Spencer Property Holdings Limited	Property Investment	Great Britain	–	100%
Amethyst Leasing (Properties) Limited	Finance	Great Britain	–	100%
Amethyst Finance p.l.c.	Finance	Great Britain	–	–[1]
The Zip Project Limited	Procurement	Great Britain	–	75%

[1]Amethyst Finance p.l.c. is a wholly owned subsidiary of a non-group company but has been consolidated in these accounts as a quasi-subsidiary in accordance with FRS 5. The quasi-subsidiary has net assets of £nil, the material balances being securitised loan notes of £331.0m offset by an inter-company group receivable.

15. Debtors

	Group 2002 £m	Group 2001 £m	Company 2002 £m
A Amounts receivable within one year			
Trade debtors	21.9	34.9	–
Customer advances	579.9	629.1	–
Amounts owed by Group undertakings	–	–	133.9
Other debtors[1]	118.1	29.4	0.3
Prepayments and accrued income[2]	232.2	223.8	–
	952.1	917.2	134.2
B Amounts receivable after more than one year[3]			
Customer advances	1,603.1	1,630.1	–
Other debtors[1]	23.2	16.3	–
Prepayments and accrued income[2]	40.9	65.7	–
	1,667.2	1,712.1	–

[1]Other debtors include an interest-free loan to an officer of the Company of £28,279 (last year £41,443).
[2]Prepayments and accrued income includes £169.4m (last year £162.7m) in respect of the UK pension scheme. Of this, £40.1m (last year £58.6m) is included in amounts receivable after more than one year.
[3]Amounts receivable after more than one year include £52.8m (last year £70.4m) of non-financial assets which have been excluded from the analysis in note 18.

16. Current asset investments

	Group 2002 £m	Group 2001 £m
Listed investments:		
Government securities	121.9	141.5
Listed in the United Kingdom	87.7	57.6
Listed overseas	57.0	50.4
Unlisted investments	6.1	10.5
	272.7	260.0

17. Cash at bank and in hand

Cash at bank includes commercial paper and short-term deposits with banks and other financial institutions with initial maturity of three months or less.

18. Analysis of financial assets

After taking into account the various interest rate swaps entered into by the Group, the currency and interest rate exposure of the Group's financial assets is set out below. There are no financial assets other than short-term debtors excluded from this analysis.

A Interest rate and currency analysis

								Group
				2002				2001
Currency	Fixed rate £m	Floating rate £m	Non-interest bearing £m	Total £m	Fixed rate £m	Floating rate £m	Non-interest bearing £m	Total £m
Sterling	**115.4**	**2,016.2**	**130.6**	**2,262.2**	141.2	1,740.5	87.8	1,969.5
US dollar	**7.5**	**29.7**	**2.0**	**39.2**	11.5	30.1	2.0	43.6
Euro	**27.1**	**12.1**	**12.3**	**51.5**	14.1	21.7	11.1	46.9
Other	**14.4**	**92.1**	**0.7**	**107.2**	10.7	22.4	1.5	34.6
	164.4	**2,150.1**	**145.6**	**2,460.1**	177.5	1,814.7	102.4	2,094.6

The floating rate sterling and US dollar assets are at interest rates linked to LIBID. The non-interest bearing cash is predominantly cash in tills and uncleared deposits.

B Analysis of fixed interest rate

				Fixed rate financial assets
Currency	2002 Weighted average interest rate %	2001 Weighted average interest rate %	2002 Weighted average period for which rate is fixed Years	2001 Weighted average period for which rate is fixed Years
Sterling	**6.0**	6.7	**9.0**	9.0
US dollar	**6.0**	6.5	**11.1**	11.1
Euro	**5.1**	5.1	**13.6**	6.0
Other	**3.8**	2.3	**11.3**	8.2

C Analysis of financial assets

		Group
	2002 £m	2001 £m
Cash at bank and in hand	**543.4**	154.4
Current asset investments	**272.7**	260.0
Customer advances falling due in more than one year	**1,603.1**	1,630.1
Fixed asset investments	**29.6**	38.5
Other amounts receivable after more than one year	**11.3**	11.6
Financial assets as defined by FRS 13	**2,460.1**	2,094.6
Customer advances falling due in less than one year	**579.9**	629.1
Financial assets including short-term customer advances	**3,040.0**	2,723.7

19. Creditors: amounts falling due within one year

		Group	Company
	2002 £m	2001 £m	2002 £m
Bank loans, overdrafts and commercial paper	**265.4**	534.8	**–**
Medium term notes (see note 21B)	**382.7**	486.8	**–**
Securitised loan notes	**2.3**	–	**–**
Trade creditors	**199.6**	207.5	**–**
Amounts owed to Group undertakings	**–**	–	**1,724.4**
Taxation	**115.9**	95.6	**–**
Social security and other taxes	**31.7**	33.7	**–**
Other creditors[1]	**340.9**	247.4	**–**
Accruals and deferred income	**278.6**	223.8	**–**
Proposed final dividend	**133.7**	152.0	**133.7**
	1,750.8	1,981.6	**1,858.1**

[1]Other creditors include £27.3m (last year £22.5m) which is shown in the calculation of the Group's net debt and is treated as financing within the cash flow statement.

Notes to the financial statements

20. Creditors: amounts falling due after more than one year

	Group 2002 £m	Group 2001 £m	Company 2002 £m
Medium term notes (see note 21B)	1,679.9	598.3	–
Securitised loan notes	317.1	–	–
Other creditors[1,2]	159.3	136.8	–
	2,156.3	735.1	–

[1]Other creditors include £48.4m (last year £49.8m) which is shown in the calculation of the Group's net debt and is treated as financing within the cash flow statement.
[2]Other creditors include £109.6m (last year £84.8m) of non-financial liabilities which have been excluded from the analysis in note 21.

21. Analysis of financial liabilities

A Interest rate and currency analysis

After taking into account the various interest rate and currency swaps entered into by the Group, the currency and interest rate exposure of the Group's financial liabilities are set out below. There are no financial liabilities other than short-term creditors excluded from this analysis.

	Group					
	2002			2001		
Currency	Fixed rate £m	Floating rate £m	Total £m	Fixed rate £m	Floating rate £m	Total £m
Sterling	729.6	2,070.5[1]	2,800.1	100.0	1,236.2	1,336.2
US dollar	–	199.2	199.2	–	193.9	193.9
Euro	0.3	–	0.3	–	145.0	145.0
Other	0.7	–	0.7	–	19.3	19.3
	730.6	2,269.7	3,000.3	100.0	1,594.4	1,694.4

[1]This figure includes £276.0m of unredeemed B shares.

The floating rate sterling and US dollar borrowings are linked to interest rates related to LIBOR. These rates are for periods ranging from one month to six months. The fixed rate sterling borrowings are at a weighted average rate of 6.4% (last year 6.8%) and the weighted average time for which the rate is fixed is 15.2 years (last year 2.3 years).

B Maturity of financial liabilities

	Group 2002 £m	Group 2001 £m
Repayable within one year:		
Bank loans, overdrafts and commercial paper	265.4	534.8
Medium term notes	382.7	486.8
Securitised loan notes	2.3	–
B shares	276.0	–
Other creditors	27.3	22.5
	953.7	1,044.1
Repayable between one and two years:		
Medium term notes	393.7	175.1
Securitised loan notes	2.5	–
Other creditors	18.6	20.5
	414.8	195.6
Repayable between two and five years:		
Medium term notes	917.8	403.3
Securitised loan notes	9.4	–
Other creditors	28.0	27.0
	955.2	430.3
Repayable in five years or more:		
Medium term notes[2]	368.4	19.9
Securitised loan notes[3]	305.2	–
Other creditors	3.0	4.5
	676.6	24.4
	3,000.3	1,694.4

[1]Financial liabilities include £2.0m (last year £2.2m) of other creditors which is excluded from the reconciliation of net debt in note 30.
[2]Relates to a fixed rate bond at a rate of 6.375% and is repayable in full on 7 November 2011.
[3]Relates to three separate bonds. Two are repayable in instalments. The gross amounts before finance costs are £60m and £131m respectively. The first is a floating rate bond which has been swapped into a fixed rate of 6.34%, amortised on a quarterly basis from 12 March 2002, with final payment due on 12 September 2015. The second is a floating rate bond which has been swapped into a fixed rate of 6.344%, amortised on a quarterly basis from 12 September 2015, with final payment due on 12 December 2026.
The gross amount of the remaining bond is £140m before finance costs. It relates to a fixed rate bond at a rate of 6.282% and is repayable in full on 12 December 2026.

21. Analysis of financial liabilities continued

C Borrowing facilities

At 30 March 2002, the Group had an undrawn committed facility of £425.0m (last year £425.0m) linked to its commercial paper programme and subject to annual review. The Group also has a number of undrawn uncommitted facilities available to it. At 30 March 2002 these amounted to £376.8m (last year £547.5m).

22. Provisions for liabilities and charges

Group	Post-retirement health benefits[1] £m	UK restructuring[2] £m	Overseas restructuring[3] £m	Deferred tax[4] £m	Total £m
At 1 April 2001	27.7	43.2	201.3	43.5	315.7
Prior year adjustment (see note 7)	–	–	–	79.6	79.6
At 1 April 2001 as restated	27.7	43.2	201.3	123.1	395.3
Provided in the period	–	7.0	–	–	7.0
Utilised during the period	(1.7)	(30.1)	(137.6)	–	(169.4)
Credited to the profit and loss account	–	–	–	(18.2)	(18.2)
Disposal of subsidiaries	–	–	–	1.5	1.5
Increase due to unwinding of discount	1.7	–	–	–	1.7
Released in the period	(2.4)	–	(10.0)	–	(12.4)
Exchange differences	–	–	(1.7)	–	(1.7)
At 30 March 2002	**25.3**	**20.1**	**52.0**	**106.4**	**203.8**

[1]The £25.3m provision for post-retirement health benefits represents the estimated value of the Group's subsidy of the Marks & Spencer Health Insurance Scheme, in so far as it relates to private medical benefits for retired employees and their dependants, for whom the Group meets the whole, or part, of the cost (see note 11B for further details).

[2]The provision for UK restructuring costs relates to the costs of restructuring the Group's UK operations. The majority of these costs are expected to be incurred during the next financial year with the exception of costs associated with the Early Retirement Plan which are anticipated to be incurred over the next eight years.

[3]The provision for Overseas restructuring costs primarily relates to further closure costs in respect of the discontinuation of the Group's operations in Continental Europe. The majority of which are expected to be incurred during the next financial year.

[4]The provision for deferred tax has been restated as at 1 April 2001 following the adoption of Financial Reporting Standard 19 'Accounting for deferred tax'. The deferred tax balance comprises the following:

	2002 £m	2001 £m
Accelerated capital allowances	**69.0**	79.6
Pension prepayment	**50.8**	48.8
Other short-term timing differences	**(13.4)**	(5.3)
	106.4	123.1

Deferred tax is not provided in respect of liabilities which might arise on the distribution of unappropriated profits of international subsidiaries.

23. Financial instruments and risk management

A Fair values of financial instruments

Set out below is a comparison of current and book values of all the Group's financial instruments by category. Where market prices are not available for a particular instrument, fair values have been calculated by discounting cash flows at prevailing interest rates and exchange rates.

				Group
	2002		2001	
Assets/(liabilities)	**Book value £m**	**Fair value £m**	Book value £m	Fair value £m
Customer advances falling due in more than one year	**1,603.1**	**1,610.9**	1,630.1	1,646.2
Current asset investments[1]	**272.7**	**272.7**	260.0	255.5
Fixed asset investments[2]	**29.6**	**29.6**	38.5	38.5
Cash at bank and in hand[1]	**543.4**	**543.4**	154.4	154.4
Borrowings due within one year[1]	**(677.7)**	**(675.6)**	(1,044.1)	(1,039.6)
B Shares	**(276.0)**	**(276.0)**	–	–
Financial liabilities due after more than one year[1]	**(2,046.6)**	**(2,081.1)**	(650.3)	(694.7)
Interest rate swaps[3]	**–**	**16.9**	–	22.6
Forward foreign currency contracts[3]	**–**	**2.1**	–	(1.4)
FTSE 100 put options[4]	**0.4**	**1.3**	1.3	2.8

[1]Current asset investments and cash at bank are predominantly short-term deposits placed with banks, financial institutions and on money markets, and investments in short-term securities. Borrowings are at floating rates. Therefore, fair values closely approximate book values.

[2]Fixed asset investments comprise listed securities held by a subsidiary which are stated at market value.

[3]Interest rate swaps and forward foreign currency contracts have been marked to market to produce a fair value figure.

[4]FTSE 100 put options provide no loss guarantees on certain Unit Trust offers. The options are on a fully matched basis and are not traded. They have been marked to market to produce a fair value figure.

Notes to the financial statements

23. Financial instruments and risk management continued

B Hedges of future transactions

Unrecognised gains and losses on instruments used for hedging and those recognised in the period ended 30 March 2002 are as follows:

	2002 Gains £m	2002 Losses £m	2002 Net total £m	2001 Gains £m	2001 Losses £m	2001 Net total £m
Unrecognised gains/(losses) on hedges at beginning of the period	55.9	(33.2)	22.7	57.7	(39.2)	18.5
(Gains)/losses arising in previous years recognised in the period	(6.2)	13.3	7.1	(46.7)	20.2	(26.5)
Gains/(losses) in previous years not recognised in the period	49.7	(19.9)	29.8	11.0	(19.0)	(8.0)
Gains/(losses) arising in the period	16.8	(26.7)	(9.9)	44.9	(14.2)	30.7
Unrecognised gains/(losses) on hedges at end of the period	66.5	(46.6)	19.9	55.9	(33.2)	22.7
Of which:						
Gains/(losses) expected to be recognised within one year	13.7	(15.6)	(1.9)	6.2	(13.2)	(7.0)
Gains/(losses) expected to be recognised after one year	52.8	(31.0)	21.8	49.7	(20.0)	29.7

C Currency risk

The effect of currency exposures arising from the translation of overseas investments is mitigated by Group borrowings in local currencies as appropriate. Gains and losses arising on net investments in overseas subsidiaries are recognised in the consolidated statement of total recognised gains and losses.

After taking into account the effect of any hedging transactions that manage transactional currency exposures, no Group company had any material monetary assets or liabilities in currencies other than their functional currencies at the balance sheet date.

24. Called up share capital

The share capital of the Company and predecessor company is shown below:

	2002 £m	2001 £m
Authorised:		
3,200,000,000 ordinary shares of 25p each	800.0	800.0
3,200,000,000 non-equity B shares of 70p each (last year nil)	2,240.0	–
Allotted, called up and fully paid:		
2,306,951,943 ordinary shares of 25p each (last year 2,867,383,731)	576.7	716.9
394,203,429 non-equity B shares of 70p each (last year nil)	276.0	–
	852.7	716.9

The predecessor company was Marks and Spencer p.l.c. As explained in note 1, the Scheme of Arrangement whereby Marks and Spencer Group p.l.c. became the holding company of Marks and Spencer p.l.c. has been accounted for as a merger. The comparative figures for called up share capital are those of Marks and Spencer p.l.c.

24. Called up share capital *continued*

Changes in the period to authorised share capital

The Company was incorporated on 23 July 2001 with an authorised share capital of 100 ordinary shares of £1 each.

On 22 January 2002 the authorised share capital was increased to £10,080,050,000 by the creation of 50,000 redeemable preference shares of £1 each, 7,839,999,900 ordinary shares of £1 each and 3,200,000,000 B shares of 70p each. The authorised ordinary shares were then subdivided into ordinary shares of 1p each and the total issued and authorised ordinary share capital was consolidated into 3,200,000,000 ordinary shares of £2.45 each.

On 22 March 2002 the nominal value of ordinary shares was reduced from £2.45 each to 25p each in a Court approved capital reduction. The redeemable preference shares were removed from the authorised share capital of the Company following their redemption on 24 March 2002.

The holders of B shares are not entitled to receive notification of any general meeting of Marks and Spencer Group p.l.c., or to attend, speak or vote at any such meeting. B shares carry the right to a sub-LIBOR dividend paid on a semi-annual basis in priority to any dividend paid to the holders of ordinary shares. In the event of the winding up of Marks and Spencer Group p.l.c., the holders of B shares will be entitled to 70p in respect of each B share held, together with the relevant proportion of the dividend payable.

The B shares may be redeemed at six monthly intervals, the first redemption date having been 25 March 2002. At any time after 19 March 2005, or earlier, when the total number of B shares remaining in issue becomes less than 25% of the total number of B shares originally issued, Marks and Spencer Group p.l.c. may, on giving notice in writing to the holders of the B shares, redeem all, but not some, of the B shares in issue on that date. The redemption shall be on the basis of 70p per share.

Changes in the period to the issued share capital of Marks and Spencer p.l.c.

In the period from 1 April 2001 to 18 March 2002 2,449,658 ordinary shares having an aggregate nominal value of £0.6m were issued under the terms of the Group's share schemes which are described in note 11. The aggregate consideration received was £5.9m.

Of the 2,449,658 ordinary shares referred to above, 35,000 ordinary shares were subscribed for by the Marks and Spencer p.l.c. Qualifying Employee Share Ownership Trust (the 'QUEST') at a market value of £0.1m. Of the shares held by the QUEST, 2,558,578 were allocated to employees, including executive directors, in satisfaction of options exercised under the Marks and Spencer United Kingdom Employees' Save As You Earn Share Option Scheme. The Group received £2.5m (last year £nil) from the QUEST for this purpose. The income from this contribution was transferred by the Group directly to the profit and loss account reserve (see note 25). At 30 March 2002, 810,835 shares were held by the QUEST.

During the period, 21,446,162 ordinary shares having a nominal value of £5.4m were purchased by the Group for an aggregate consideration of £52.0m. These shares were then cancelled and the nominal value of the shares transferred to other reserves (see note 25).

On 18 March 2002, Marks and Spencer p.l.c. had 2,848,387,227 shares in issue, with an aggregate nominal value of £712.1m, which were transferred to Marks and Spencer Group p.l.c. as part of the Scheme of Arrangement.

Changes in the period to the issued share capital of Marks and Spencer Group p.l.c.

Two ordinary shares of £1 each were issued by the Company on incorporation on 23 July 2001.

On 22 January 2002 the existing issued ordinary shares were subdivided into ordinary shares of 1p each, a further 290 ordinary shares of 1p each were issued and then the total issued ordinary share capital was consolidated into 2 ordinary shares of £2.45 each. On the same day, 50,000 redeemable preference shares were issued at par.

On 19 March 2002, 2,305,837,279 ordinary shares of £2.45 each and 2,848,387,227 B Shares of 70p each, worth a total nominal value of £7,643,172,392 were issued in consideration for 100% of the issued ordinary share capital of Marks and Spencer p.l.c.

On 24 March 2002, all of the issued redeemable preference shares and the two ordinary shares issued on incorporation were redeemed at par and on 27 March 2002, 2,454,183,798 of the B shares were redeemed at par. The nominal value of the cancelled shares has been transferred to the capital redemption reserve (see note 25).

In the period from 19 March 2002 to 30 March 2002, 1,114,664 ordinary shares having an aggregate nominal value of £0.2m were issued under the terms of the Group's share schemes. The aggregate consideration received was £3.0m.

Notes to the financial statements

25. Shareholders' funds

Group

	Share capital: Ordinary shares £m	Share capital: Non-equity B shares £m	Share premium account £m	Capital redemption reserve £m	Revaluation reserve £m	Other reserve £m	Profit and loss account £m	Total £m
At 1 April 2001 as previously reported	716.9	–	375.6	2.6	455.6	–	3,094.7	4,645.4
Prior year adjustment	–	–	–	–	–	–	(79.6)	(79.6)
Restatement on a proforma basis	–	–	(375.6)	(2.6)	–	378.2	–	–
At 1 April 2001 as restated	716.9	–	–	–	455.6	378.2	3,015.1	4,565.8
Shares issued prior to the capital restructure	0.6	–	–	–	–	5.3	–	5.9
Shares repurchased prior to the capital restructure	(5.4)	–	–	–	–	5.4	(52.0)	(52.0)
Capital restructure	4,937.2	1,993.9	–	–	–	(6,931.1)	–	–
Issue/redemption expenses	–	–	–	–	–	–	(9.3)	(9.3)
	5,649.3	1,993.9	–	–	455.6	(6,542.2)	2,953.8	4,510.4
Reduction of capital	(5,072.8)	–	–	–	–	–	5,072.8	–
Redemption of B shares	–	(1,717.9)	–	1,717.9	–	–	(1,717.9)	(1,717.9)
Shares issued after the capital restructure	0.2	–	2.8	–	–	–	–	3.0
Revaluation of investment properties	–	–	–	–	0.4	–	–	0.4
Share of joint venture's movement in revaluation reserve	–	–	–	–	0.1	–	–	0.1
Revaluation surplus realised on disposals	–	–	–	–	(67.2)	–	67.2	–
Revaluation element of depreciation charge	–	–	–	–	(1.6)	–	1.6	–
Goodwill reinstated in respect of sale of businesses	–	–	–	–	–	–	368.2	368.2
Amounts deducted in respect of shares issued to the QUEST	–	–	–	–	–	–	2.5	2.5
Exchange differences on foreign currency translation	–	–	–	–	–	–	0.1	0.1
Loss for the period	–	–	–	–	–	–	(85.9)	(85.9)
At 30 March 2002	**576.7**	**276.0**	**2.8**	**1,717.9**	**387.3**	**(6,542.2)**	**6,662.4**	**3,080.9**

Cumulative goodwill of £62.0m (last year £430.2m) arising on the acquisition of subsidiaries has been written off against the profit and loss account reserve. As permitted by FRS 10, this goodwill has not been reinstated in the balance sheet and remains written off to reserves.

Company

	Share capital: Ordinary shares £m	Share capital: Non-equity B shares £m	Share premium account £m	Capital redemption reserve £m	Profit and loss account £m	Total £m
Shares issued on incorporation	–	–	–	–	–	–
Shares issued on acquisition of Marks and Spencer p.l.c.	5,649.3	1,993.9	–	–	–	7,643.2
Reduction of capital	(5,072.8)	–	–	–	5,072.8	–
Redemption of B shares	–	(1,717.9)	–	1,717.9	(1,717.9)	(1,717.9)
Issue/redemption expenses	–	–	–	–	(9.3)	(9.3)
Shares issued on exercise of share options	0.2	–	2.8	–	–	3.0
Profit for the period	–	–	–	–	0.3	0.3
At 30 March 2002	**576.7**	**276.0**	**2.8**	**1,717.9**	**3,345.9**	**5,919.3**

26. Reconciliation of movements in Group shareholders' funds

	Group 2002 £m	Group 2001 As restated £m
Profit/(loss) attributable to shareholders	**153.0**	(5.5)
Dividends	**(238.9)**	(258.3)
	(85.9)	(263.8)
Other recognised gains and losses relating to the year	**0.6**	11.6
New share capital subscribed	**8.9**	7.1
Issue/redemption expenses	**(9.3)**	–
Amounts added to profit and loss account reserve in respect of shares issued to the QUEST	**2.5**	–
Redemption of B shares	**(1,717.9)**	–
Purchase of own shares	**(52.0)**	(20.3)
Goodwill transferred to profit and loss account on sale/closure of businesses	**368.2**	(1.3)
Net reduction in shareholders' funds	**(1,484.9)**	(266.7)
Opening shareholders' funds as previously stated	**4,645.4**	4,905.3
Prior year adjustment (see note 7)	**(79.6)**	(72.8)
Opening shareholders' funds as restated	**4,565.8**	4,832.5
Closing shareholders' funds	**3,080.9**	4,565.8

27. Reconciliation of operating profit to net cash inflow from operating activities

	Group 2002 £m	Group 2001 £m
Operating profit	**643.8**	440.5
Exceptional operating charges (see note 5A)	**–**	26.5
Operating profit before exceptional charges	**643.8**	467.0
Utilisation of provision against European trading losses	**(42.5)**	–
Depreciation	**249.6**	275.9
Decrease in stocks	**66.2**	14.7
Decrease/(increase) in customer advances	**76.2**	(117.8)
(Increase)/decrease in other debtors	**(44.5)**	43.8
Increase in creditors	**174.9**	23.1
Net cash inflow before exceptional items	**1,123.7**	706.7
Exceptional operating cash outflow (see note 28A)	**(30.0)**	(30.3)
Net cash inflow from operating activities	**1,093.7**	676.4

Notes to the financial statements

28. Analysis of cash flows given in the cash flow statement

	Group 2002 £m	Group 2001 £m
A Exceptional operating cash flows		
UK redundancy costs paid	**(30.0)**	(29.5)
European restructuring costs paid	–	(0.8)
Exceptional operating cash outflow	**(30.0)**	(30.3)
B Management of liquid resources		
(Increase)/decrease in cash deposits treated as liquid resources	**(16.3)**	135.5
Net sale/(purchase) of government securities	**19.6**	(67.5)
Net purchase of listed investments	**(36.8)**	(0.3)
Net (purchase)/sale of unlisted investments	**(0.3)**	2.0
Net sale of unlisted investments on sale of business	**4.7**	–
Net decrease in short-term deposits	–	194.0
Cash (outflow)/inflow from (increase)/decrease in liquid resources	**(29.1)**	263.7
C Financing		
(Decrease)/increase in bank loans, overdrafts and commercial paper treated as financing	**(268.6)**	76.0
Issue/(redemption) of medium term notes	**977.5**	(310.8)
Issue of securitised loan notes	**319.4**	–
Increase/(decrease) in other creditors treated as financing	**3.4**	(11.1)
Debt financing as shown in analysis of net debt (see note 30)	**1,031.7**	(245.9)
Purchase of own shares	**(52.0)**	(20.3)
Redemption of B shares	**(1,717.9)**	–
Issue/redemption expenses	**(9.3)**	–
Shares issued under employees' share schemes	**17.3**	0.8
Net cash outflow from decrease in financing	**(730.2)**	(265.4)

29. Sale/closure of operations

A Sale of Brooks Brothers

As described in note 5D, the disposal of Brooks Brothers was completed on 29 December 2001 for a consideration of £153.7m net of costs.

	£m
Net assets disposed of	162.2
Goodwill written back	368.2
Loss on disposal	(376.7)
Disposal proceeds (net of costs)	153.7
Less net cash included in net assets sold	(14.3)
Net cash flow from disposal	139.4

The business sold during the year contributed £71.6m to the Group's net operating cash flows.

B Closure of Continental European operations

The closure of Continental European operations resulted in a net cash inflow for the period of £122.2m, after taking into account proceeds from the sale of property and the costs of redundancy and other payments. £70.2m of proceeds relating to the sale of stores in France to Galeries Lafayette is in the form of deferred consideration and is not due to be received until March 2003.

The operations closed during the year generated a net operating cash outflow of £3.5m.

30. Analysis of net debt

	At 1 April 2001 £m	Cash flow £m	Exchange movement £m	At 30 March 2002 £m
Net cash:				
Cash at bank and in hand (see note 18C)	154.4	388.6	0.4	**543.4**
Less: deposits treated as liquid resources (see below)	(25.0)	(16.3)	–	**(41.3)**
	129.4	372.3	0.4	**502.1**
Bank loans, overdrafts and commercial paper (see note 21B)	(534.8)	269.0	0.4	**(265.4)**
Less: amounts treated as financing (see below)	471.7	(268.6)	(0.1)	**203.0**
	(63.1)	0.4	0.3	**(62.4)**
Net cash per cash flow statement	66.3	372.7	0.7	**439.7**
Liquid resources:				
Deposits included in cash (see above)	25.0	16.3	–	**41.3**
Current asset investments (see note 16)	260.0	12.8	(0.1)	**272.7**
Liquid resources per cash flow statement	285.0	29.1	(0.1)	**314.0**
Debt financing:				
Bank loans, overdrafts and commercial paper treated as financing (see above)	(471.7)	268.6	0.1	**(203.0)**
Medium term notes (see note 21B)	(1,085.1)	(977.5)	–	**(2,062.6)**
Securitised loan notes (see note 21B)	–	(319.4)	–	**(319.4)**
Other creditors (see note 21B)	(72.3)	(3.4)	–	**(75.7)**
Debt financing (see note 28C)	(1,629.1)	(1,031.7)	0.1	**(2,660.7)**
Net debt	(1,277.8)	(629.9)	0.7	**(1,907.0)**

31. Commitments and contingent liabilities

	Group 2002 £m	Group 2001 £m
A Commitments in respect of properties in the course of development	**19.3**	54.6

B Marks and Spencer (Ireland) Limited and its subsidiary Aprell Limited have availed themselves of the exemption provided for in S17 of the Companies (Amendment) Act 1986 (Ireland) in respect of the documents required to be annexed to their annual returns.

C Other material contracts:
In the event of a material change in the trading arrangements with certain warehouse operators, the Group has a commitment to purchase fixed assets, at values ranging from historical net book value to market value, which are currently owned and operated by them on the Group's behalf.

D Commitments under operating leases:
At 30 March 2002 the Group had annual commitments under operating leases as follows:

	2002		2001	
	Land & buildings £m	Other £m	Land & buildings £m	Other £m
Expiring within one year	**5.2**	**0.6**	4.5	1.4
Expiring in the second to fifth years inclusive	**11.0**	**2.4**	29.2	1.8
Expiring in more than five years	**75.9**	–	87.4	–
	92.1	**3.0**	121.1	3.2

32. Foreign exchange rates

The principal foreign exchange rates used in the financial statements are as follows (local currency equivalent of £1):

	Sales average rate		Profit average rate		Balance sheet rate	
	2002	2001	2002	2001	2002	2001
Euro	**1.62**	1.63	**1.63**	1.62	**1.63**	1.62
US dollar	**1.43**	1.48	**1.43**	1.47	**1.42**	1.43
Hong Kong dollar	**11.17**	11.54	**11.11**	11.59	**11.10**	11.11
Japanese yen	**175.88**	163.67	**175.71**	163.54	**188.41**	178.50

33. Related party transactions

There were no material transactions with related parties as defined by FRS 8, 'Related Party Transactions'.

Group financial record

	2002 £m 52 weeks	2001 £m 52 weeks	2000 £m 53 weeks	1999 £m 52 weeks	1998 £m 52 weeks
Profit and loss account[1,2]					
Turnover:					
Continuing operations					
General	**3,848.1**	3,740.7	3,985.4	4,151.8	4,286.6
Foods	**3,420.5**	3,238.8	3,133.6	3,030.5	3,001.8
Retailing	**7,268.6**	6,979.5	7,119.0	7,182.3	7,288.4
Financial Services	**350.8**	363.1	364.6	348.6	274.8
Total continuing operations	**7,619.4**	7,342.6	7,483.6	7,530.9	7,563.2
Discontinued operations	**516.0**	733.1	711.9	693.1	680.1
Total turnover (excluding sales taxes)	**8,135.4**	8,075.7	8,195.5	8,224.0	8,243.3
Operating profit					
Continuing operations					
United Kingdom	**589.4**	404.6	472.7	565.1	1,014.1
Overseas	**33.3**	41.9	24.0	14.5	54.5
Excess interest charged to cost of sales of Financial Services	**6.4**	7.9	–	25.5	22.7
	629.1	454.4	496.7	605.1	1,091.3
Discontinued operations	**14.7**	(13.9)	(25.7)	(93.1)	12.4
Total operating profit	**643.8**	440.5	471.0	512.0	1,103.7
Analysed as:					
Before exceptional operating (charges)/income	643.8	467.0	543.0	600.5	1,050.5
Exceptional operating (charges)/income	–	(26.5)	(72.0)	(88.5)	53.2
Retailing					
Continuing	538.5	350.2	380.8	468.9	979.3
Discontinued	14.7	(13.9)	(25.7)	(93.1)	12.3
Financial Services	84.2	96.3	115.9	110.7	89.4
Excess interest charged to cost of sales of Financial Services	6.4	7.9	–	25.5	22.7
Provision for loss on operations to be discontinued	–	(224.0)	–	–	–
Loss on closure of businesses	**(366.7)**	(1.7)	(45.4)	–	–
Profit/(loss) on disposal of property and other fixed assets	**41.2**	(83.2)	(22.3)	6.2	(2.8)
Net interest income	**17.6**	13.9	14.2	27.9	54.1
Profit before taxation	**335.9**	145.5	417.5	546.1	1,155.0
Taxation on ordinary activities	**(182.5)**	(149.5)	(140.4)	(175.7)	(333.3)
Minority interests	**(0.4)**	(1.5)	(0.6)	2.1	(0.4)
Profit attributable to shareholders	**153.0**	(5.5)	276.5	372.5	821.3
Dividends	**(238.9)**	(258.3)	(258.6)	(413.3)	(409.1)
(Loss)/profit for the period	**(85.9)**	(263.8)	17.9	(40.8)	412.2
Balance sheet[1,2]					
Intangible fixed assets	–	–	1.3	–	–
Tangible fixed assets	**3,381.2**	4,118.9	4,242.1	4,387.5	3,964.8
Fixed asset investments	**50.3**	58.3	55.0	61.2	69.7
Current assets	**3,760.7**	3,516.2	3,717.1	3,355.9	3,401.5
Total assets	**7,192.2**	7,693.4	8,015.5	7,804.6	7,436.0
Creditors due within one year	**(1,750.8)**	(1,981.6)	(2,162.8)	(2,029.8)	(2,345.0)
Total assets less current liabilities	**5,441.4**	5,711.8	5,852.7	5,774.8	5,091.0
Creditors due after more than one year	**(2,156.3)**	(735.1)	(804.3)	(772.6)	(187.2)
Provisions for liabilities and charges	**(203.8)**	(395.3)	(199.4)	(195.6)	(122.0)
Net assets	**3,081.3**	4,581.4	4,849.0	4,806.6	4,781.8

[1]Restated for 1998 for the change in accounting policy relating to the depreciation of fit out.
[2]Restated for 2001 and prior years for the change in accounting policy for deferred taxation.

		2002 £m 52 weeks	2001 £m 52 weeks	2000 £m 53 weeks	1999 £m 52 weeks	1998 £m 52 weeks
Cash flow						
Net cash inflow from operating activities		**1,093.7**	676.4	641.5	472.3	967.7
Returns on investments and servicing of finance		**36.8**	12.6	15.2	29.0	56.1
Taxation		**(179.4)**	(164.6)	(145.7)	(345.9)	(342.3)
Capital expenditure and financial investment		**176.0**	(258.2)	(167.0)	(628.1)	(788.3)
Acquisitions and disposals		**261.6**	5.9	(21.1)	1.0	2.6
Equity dividends paid		**(256.7)**	(258.6)	(413.5)	(412.6)	(325.8)
Cash inflow/(outflow) before management of liquid resources and financing		**1,132.0**	13.5	(90.6)	(884.3)	(430.0)
Management of liquid resources		**(29.1)**	263.7	(162.5)	180.6	226.6
Financing		**(730.2)**	(265.4)	260.3	505.0	307.4
Increase/(decrease) in cash		**372.7**	11.8	7.2	(198.7)	104.0
Increase in net debt defined by FRS 1		**629.2**	26.4	69.8	862.3	380.8
Key performance measures[2]						
Gross margin[1,3]	Gross profit / Turnover	**35.8%**	34.3%	31.8%	31.1%	33.3%
Net margin[1,3]	Operating profit / Turnover	**8.3%**	6.2%	6.6%	8.0%	14.4%
Net margin excluding exceptional items[1,3]		**8.3%**	6.5%	7.5%	8.4%	13.7%
Profitability[1]	Profit before tax / Turnover	**9.0%**	5.2%	6.3%	8.6%	15.4%
Profitability excluding exceptional items[1]		**8.5%**	6.7%	7.3%	8.8%	14.7%
Earnings per share[4] (Defined by FRS 14)	Standard earnings / Weighted average ordinary shares in issue	**5.4p**	(0.2)p	9.6p	13.0p	28.8p
Earnings per share adjusted for exceptional items		**16.3p**	11.2p	13.8p	15.6p	27.6p
Dividend per share		**9.5p**	9.0p	9.0p	14.4p	14.3p
Dividend cover[4,5]	Profit attributable to shareholders / Dividends	**2.2x**	n/a	1.1x	0.9x	2.0x
Return on equity[4,5]	Profit after tax and minority interests / Average shareholders' funds	**11.1%**	(0.1)%	5.7%	7.8%	18.3%
Retail gearing	Retail debt / Retail debt+retail shareholders funds	**27.0%**	n/a	n/a	n/a	n/a
Capital expenditure		**£290.5m**	£255.7m	£450.6m	£683.1m	£750.2m

[1]Based on results from continuing operations only.
[2]Restated for 1998 for the change in accounting policy relating to the depreciation of fit out.
[3]Based on segmental results.
[4]Restated for 2001 and prior years for the change in accounting policy for deferred taxation.
[5]Stated before goodwill written off of £368.2m in 2002. Dividend cover and return on equity are 0.6 times and 3.3% respectively after writing off of goodwill.

THE QUEEN'S AWARD FOR ENTERPRISE INNOVATION 2000

PerCent Club

COMMUNITY

POSITIVE ABOUT DISABLED PEOPLE

Design and production: Pauffley **Printing:** St Ives, Westerham Press

Cover printed on Revive Silk paper made from 75% [illegible] and 25% chlorine-free bleached pulp. Text printed on [illegible] Offset paper made from elemental chlorine free bleached pulp sourced from sustainable [illegible] forests

MARKS & SPENCER

Annual review and summary financial statement 2002



things are looking up!

Vision
The standard against which all others are measured

Mission
Making aspirational quality accessible to all

Values
Quality, value, service, innovation and trust



Luc Vandevelde
Chairman and Chief Executive

Chairman's message

In my report last year, I detailed our plan for restoring the fortunes of Marks & Spencer. It had three elements. The first was to focus on the heart of our business – our retail and financial services operations in the UK – and to get back to the fundamental strengths that had made Marks & Spencer great in the past. To succeed, we needed clarity of purpose and no distractions. The second element of the plan was therefore to stop all activities which were non-core or making a loss. Thirdly, we needed the right capital structure to make our balance sheet more efficient and to generate greater value for our shareholders.

The plan was simple, radical and all-encompassing, with each element essential to the success of the whole. And it had to be accomplished rapidly: we were, after all, fighting to recover in a harsh, competitive marketplace. To generate a sense of urgency in the organisation, I deliberately imposed a tight deadline for starting to see real changes.

A year on, the restructuring is complete and the changes to our capital structure – including the return of £2bn to our shareholders – have increased our potential earnings per share. Best of all, we're seeing a marked improvement in our performance. In the 12 months to 30 March 2002, sales from continuing operations were up by 3.8% and corresponding Group operating profits by 30.8%. During the 2001 calendar year, Marks & Spencer was the best performing share in the FTSE 100. Customers are coming back, buying more and telling others.

Now that we have turned the corner, our task is to secure the recovery and to keep building for our future. There is much to do and we are not complacent. Phase one may be complete, but the plan moves on as we set about growing the business and regaining our leadership in the UK market.

Before we look forward, it is worth reflecting on why the turnaround has been so relatively swift. Yes we have changed our organisational and financial structures. But more importantly, we have tapped into the values and qualities that customers traditionally associated with our brand but which tended to be obscured in recent years. We have succeeded not by inventing a new Marks & Spencer, but by rediscovering the fundamental strengths of the past and making them relevant to the present.

Let me outline what I believe these fundamentals to be.

The first is to make sure we have the right team, without which no plan can succeed. Our Board, completely reconstituted over the past two years, is a powerful combination of people with past experience of Marks & Spencer and those who bring new skills and ideas to the organisation. We are grateful for the continuity provided by Robert Colvill who delayed his retirement from the Board until December 2001 to help restructure the business. We also welcome talented new members to the Board – Laurel Powers-Freeling, Chief Executive of Marks & Spencer Financial Services, and Jack Keenan and Paul Myners who join us as non-executive directors. It is gratifying to see how the experience and knowledge brought by each addition to the Board has enhanced our underlying culture and values.

The Board of UK Retail benefits from the same combination of internal and external talent. And right down through the organisation, we are fortunate in the quality and dedication of our people. We are building a way of working based on teamwork, personal accountability and passion for our products and our 65,000 people have responded magnificently. My thanks go to all of them, as well as to the many suppliers who have worked so closely with us on our recovery plan.

Along with having the right team, the next imperative is to listen to our customers. Marks & Spencer has a special place in the British way of life. I have always believed, and have often said publicly, that no other retailer in the world has such loyal customers. We may have let them down and they may have punished us by staying away, but the vast majority were waiting for the excuse to come back. They definitely – even desperately – wanted us to succeed.

They were therefore quick to respond when they saw that Marks & Spencer was taking them seriously. As the business rediscovered its talent for innovation, quality, value and service, it also began restoring that all-important trust between retailer and customer. Shoppers started coming back through our doors, delighted to find that the Marks & Spencer they remembered was still there – and indeed even better.

That is the reason why the recovery has been quicker than many people expected – not simply that we've got back to fundamentals, but that, in so doing, we've reconnected with a huge reservoir of goodwill that never ceased to exist. The vicious circle of decline became a virtuous circle of recovery when, once again, we were able to tap that capital of loyalty that represents the real value of the business.

The work, of course, goes on. Later in this report, we write in more detail about what we're doing to make shopping at Marks & Spencer even more interesting, appealing and stimulating.

Looking ahead, our task is to keep building on our fundamental strengths, guided by our mission of making aspirational quality accessible to all. If phase one of the plan focused our efforts on the heart of our business, phase two addresses our future growth. It looks at how we deliver value, both for our shareholders and for the communities in which we operate. After much debate and refinement, it is summed up in the following statement.

We will:

- Regain our leadership in clothing and speciality food by translating our scale and authority into superior quality, value and appeal;
- Build on our unique customer relationships through new products and services, particularly in Home and Financial Services;
- Shape our store locations, formats and product offer to meet the changing needs of our customers;
- Reassert our position as a leading socially responsible business.

The past year has proved that returning to fundamentals and reconnecting with our customers really does make a difference. We knew the brand was strong – stronger, indeed, than its custodians – and have shown what can be achieved by releasing its inherent strength. On this basis we aim to become, once again, the standard by which all others will want to be measured and to generate increasing value for our shareholders.

Thank you for standing by us as we turn the business around. Your support is much appreciated by all of us in the Group. As our fortunes now look up, we look forward to your continued support – and hope you enjoy the shopping.

Luc Vandevelde

Luc Vandevelde
Chairman and Chief Executive



love at first sight!

'I spent ages looking for the right outfit for my sister's birthday party – then what do you know, I found it at Marks & Spencer.'

Ranges like Perfect, per una and Classics mean greater choice for women of all ages and sizes who want quality, value and style. All three ranges have enjoyed great success during 2001 and into 2002.



Alison Reed
Finance Director
'The Group is in strong financial shape. Profitability is recovering. We have retained an excellent property portfolio, remain highly cash generative and have a balance sheet structure which will create greater value for our shareholders in the future.'

Group turnover and operating profit (continuing operations)

	2002 £m	2001 £m	%
Turnover	**7,619.4**	7,342.6	3.8
Operating profit (before exceptional items)	**629.1**	480.9	30.8

UK Retail turnover and operating profit

	2002 £m	2001 £m	%
Turnover	**6,575.2**	6,293.0	4.5
Operating profit (before exceptional items)	**505.2**	334.8	50.9



David Norgrove
Director Strategy and International
'The Group has a clear strategy in place. Overseas we handled the sales and closures responsibly and with concern for our employees, more than fulfilling our obligations. We are now looking to grow our franchise and Hong Kong businesses.'

The year in review

Financial review

As Luc has described, the year under review has seen a major change in the focus and performance of the Group. There has been a significant turnaround in the performance of UK Retail, loss-making operations in Continental Europe have been closed and non-core businesses in North America have been sold or negotiations are ongoing for their disposal.

We have also restructured our balance sheet, raising £794m from the property portfolio through sale and leaseback, securitisation and the disposal of other properties as well as £719m from two public Eurobonds, which were well received by the market. We completed the changes to our capital structure allowing £2bn to be returned to shareholders and leaving the Group with the right capital structure to generate greater value for our shareholders. This has been achieved whilst retaining ownership of our prime properties, a source of real competitive advantage for the Group. The Group remains highly cash generative with operating cash inflow from our Retail and Financial Services businesses of £1.1bn.

Group operating profit from continuing operations was £629.1m, an increase of 30.8%. The profits were driven by the performance of UK Retail, by far the biggest part of the Group, although earnings from Financial Services and continuing International Operations were lower than last year.

The UK Retail profit improvement of £170.4m to £505.2m (excluding exceptional items) was due to improved sales and a better buying margin. UK Retail sales were £6.6bn, 4.5% up on last year. Within this, clothing sales increased by 3.4% overall, but improved steadily throughout the year, rising from a decrease on the previous year of 9.1% in the first quarter to an increase of 16.5% in quarter 4. Foods and Home performed consistently throughout the year with increases of 5.7% and 4.9% respectively. We continued to benefit from the actions we took to consolidate the clothing supply chain and produce more merchandise overseas, and the clothing buying-in margin was 3 percentage points higher than last year. Costs were well controlled and, excluding employee performance related bonuses of £52.8m, were 0.6% above last year.

In Financial Services, operating profits fell from £96.3m last year to £84.2m. Income from our Chargecard held up well, but the level of personal loan advances has fallen in a very price-competitive market. Overall profits were reduced by an increase in the bad debt charge of £11.9m as we revised our approach to providing for bad debts across our range of credit products.

Sales in our on-going International Operations fell by 2.3% and operating profits were down 31% at £20.7m. The performance in the Republic of Ireland was encouraging, but many of our Franchise partners in Europe and the Middle East, together with our business in Hong Kong, experienced difficult trading conditions.



Roger Holmes
Managing Director, UK Retail
'We set out a detailed recovery strategy last year, saying we wanted to get back to what Marks & Spencer does best, and do it by listening to our customers. I'm proud to report on the good progress we have made, and I'm delighted that customers are noticing a difference.'

The disposal of our Stores in Continental Europe and Brooks Brothers in the US were completed. We sold our French business to Group Galeries Lafayette, our Spanish business to El Corte Ingles and closed our other Continental European operations within the time frame and cost we had projected and provided for last year. Brooks Brothers was disposed of for £157.1m and, excluding goodwill which had previously been written off to reserves, the loss on disposal was £8.5m, subject to finalisation of the sale process. As we go to press, negotiations relating to the disposal of Kings Super Markets are continuing.

The cost of funding our pension scheme has been increasing significantly in recent years, and as a result we have taken the decision to close the current scheme to new entrants to minimise the risk to shareholders in the future. We have introduced a very competitive defined contribution scheme for employees joining the Group from April 2002.

So, in summary, at the end of the financial year, we have achieved a much improved profit performance and a much more efficient balance sheet. To allow our shareholders to share in this improved performance, we propose a final dividend per share of 5.8p, up 9.4%, giving a full year dividend of 9.5p per share.

Looking now at our businesses in more detail.

UK Retail

Turning around our Clothing business

We identified a number of major issues to address during the year as part of our recovery strategy for Clothing – product appeal, quality and fit, availability, pricing and segmentation, or in other words, making sure we have something for everyone. Our aim was to produce higher quality goods, deliver them more quickly, and to do so at better prices. But strictly in that order of priority – better, faster, lower cost.

By the time we opened the doors on our autumn range in September 2001, we felt that the quality of our clothing, the way it was displayed, and our store environments, all made things a lot clearer for shoppers. In this way, the Perfect campaign was the first real outward indication that our mission to win back the hearts of loyal Marks & Spencer customers was on course. Perfect meant high quality, everyday wardrobe staples at accessible prices – for instance, a white stretch blouse and black roll-neck jumper relevant for every woman of every age. Items that typified the clothes for which we have always been famous and on which our customers had always relied. The response was wonderful, and was instrumental in restoring confidence, not just for customers and the press, but for everyone within the business – at last we felt we were getting back to doing what Marks & Spencer does best.



Steve Longdon
Business Unit Director Womenswear
'We're working hand in hand with our suppliers to give our customers high quality merchandise. Our suppliers in the UK and overseas operate some of the best production facilities in the world to ensure just that.'



Yasmin Yusuf
Creative Director for Clothing
'We've been listening to customers and learning all the time, interpreting style in a way that's relevant to the lives and attitudes of the people we serve. We provide 'good, better and best' at prices people wish to pay, and very few high street brands can match that.'

Perfect re-established our credentials with our core customer, and its success formed a solid base for us to complement these key ranges by launching per una, which followed at the end of September. It moved to 90 stores and now features in 140. Per una is a stylish and competitively-priced range designed and made exclusively for us by George Davies. Fashionable, affordable and colourful, per una is an important part of the mix which enables us to attract different customers. It also complements our core ranges, allowing us to offer more choice for our existing shoppers.

Later in autumn we trialled five Classic shops, with such success that we will have extended this shop fit to 130 stores by the end of June and will be adding 40 more next year. Classics is quite clearly for the more traditional (not necessarily older) dresser and has been particularly successful in attracting back customers who had felt the need to shop elsewhere in recent years. Unlike our competitors, we cater for a wide variety of people in terms of lifestyles and outlook on fashion, and do so across three adult generations. This is challenging, but we're confident that by segmenting our various ranges, we are making shopping for clothes clearer and easier.

We not only segment our ranges by lifestyle attitude, but also offer a large number of styles in clearly differentiated price ranges – all displayed in a way customers will clearly comprehend. We work on the principle of providing 'good, better and best'. Our prices clearly establish the categories, with our keenly-priced Essentials range quite obviously just that – essential.

Springing a surprise

In January we launched our spring collection in 58 stores, earlier than we've ever done before. The overnight transformation of one million sq ft of sales space, to display the 2002 collection was a tremendous team effort. The impact and customer response was excellent, with the range described as a 'return to classics with the emphasis on easy glamour'. The success was also due in large part to the influence of our rejuvenated in-house design team and Womenswear product teams. Their use of colour and creation of collections inspire customers to put whole looks together. The team has focused on appeal and quality by listening to our customers and learning season by season, then providing clear direction for our suppliers.

Season by season we've also been improving the fit of our clothing, aided by the previous year's comprehensive survey involving 2,500 women. The Bra Sensor, unique and exclusive to Marks & Spencer, ensures customers are advised on the best fitting bra to meet their needs, and has been introduced in all stores. In November we launched Shapewear, lingerie which helps improve the look of any body shape, in both light and firm control ranges. The clothes take advantage of an innovative process called Selvedge which finishes the edges of a

magic moments!



'We're like a couple of kids in a sweet shop. Must have this, must have that! Retail therapy at its best!'

Our store renewal programme is based on creative thinking, careful planning and listening to what *our customers want*. New layouts, new lighting, new displays and new concepts like Beauty Shops and Café Revive – have all helped to bring customers back to our stores this year.

relax!



'Forget the office she said! Buy yourself something cool for the beach she said! You'd look great in Blue Harbour she said! Enough said.'

Blue Harbour is a great example of our new approach to creating and displaying our menswear range. For men of all ages and tastes, it's now easier to find the right clothes for office, home or holiday with maximum style and minimum fuss.



Michele Jobling
Managing Director
The Zip project Ltd.
'With the help of our suppliers we're quite deliberately creating a business model suited to improving our childrenswear performance. The aim of the Zip project is to provide product appeal and consistent quality in our clothes and get our products into stores more quickly, at better prices.'



Maurice Helfgott
Business Unit Director
Menswear
'*Blue Harbour* is an exciting step forward. Improving in areas like our casual wear, with a disciplined focus on our customers' needs, will help us continue the strong recovery in our menswear business.'

garment in a way that eliminates the need for bulky and visible elastics. We're launching a new clothing range for larger women, having worked hard to offer the best fit on the high street and doing so at the same prices as all other sizes.

Also with spring arrived Blue Harbour, our range of casual wear for men. It combines authentic, American casual style with Marks & Spencer quality in more than 250 different items such as polo and rugby shirts and cotton knitwear. Blue Harbour sales and feedback tell us we have a real success. Here it's worth reflecting that getting things right for our menswear customers is playing its own important role in the recovery of our clothing business.

Whether working on Blue Harbour, formal wear, sportswear, or fashion items from the Autograph range, our menswear team display the same 'passion for product' as all our teams now do. We now offer last year's innovative machine-washable suit in more styles and colours and in autumn made it available as an evening suit. In February we launched our urban-survival suit – designed for everyday comfort, the suit, made of Italian wool, can be used to dress up or dress casually. An innovative production process keeps the suit fresh and crease-free, however busy its wearer is.

Continuing growth in Clothing

Overall sales trends in adult clothing have filled us with enthusiasm and optimism. We are very clear about the areas in which we'd lost market share of adult clothing – but our recent trading gives us confidence that we are regaining this lost share and will continue to do so. We have robust plans in place to support this, and are further developing areas of our segmentation programme which have been particularly successful, such as Classics. These will be refined and extended over the next 18 months, and the segmentation complemented by other ranges, such as the development of our smart-casual wear.

We're also making big changes in our childrenswear department. We have always applied strict safety testing and have the best quality children's clothing on the market, but our leadership position in childrenswear generally has been eroded over recent years. We've set up our new Zip project to overcome this. It's a joint venture company with long-standing supplier Desmond & Sons. Quite simply we looked at what we and our suppliers were doing and cut out any duplication by creating a single organisation to design, specify and procure our childrenswear. The Zip project combines the very best attributes of a supplier and a retailer in one organisation and aims to enhance our product offer, bring clothes faster to market and reduce costs in doing so – thus improving both prices for customers and margins for the company. The first products will be in store this summer. In creating Zip we have brought 120 skilled jobs to the garment industry in Northern Ireland.

In addition, Childrenswear is keen to involve personalities who are fans of Marks & Spencer, so we were delighted in February 2002 to sign David Beckham, a real style icon and role model, to help with our boyswear range. The first products will arrive in stores in September 2002.

A traditional Marks & Spencer Christmas

Celebrities also played a key role in our successful Christmas trading. Our television advertising featured well-known figures such as Honor Blackman, Matthew Pinsent, Zoe Ball and Hugh Laurie, genuine fans of our stores and products, who reminded us that Marks & Spencer is Christmas in three words. We really pulled out all the stops to provide our customers with gift ideas and inspiration, and special Christmas food lines, over 70% of which were new or improved from last year. We introduced 254 special gift shops and set about creating 'magic and sparkle' and real theatre in our stores. We were pleased to see customers respond positively to these product innovations and promotional activity, which were backed by enhanced designs in certain ranges such as knitwear. We also benefited from improvements in the fit of clothing and availability of lingerie – all of these factors contributing to our successful Christmas trading. Customer satisfaction was generally far higher, and this, combined with strong sales, meant we put 25% less stock into our post-Christmas sale.

A fresh new look for more and more stores

Underpinning our successful Christmas and the clothing launches of autumn and spring, was our continuing store renewal programme. This covered over 100 stores this year, and now over 65% of sales space has the new look. We recognised at the start of the financial year that with only 23 stores refreshed to the new concept, many of our customers had yet to see the new look Marks & Spencer. So in summer we devised and tested a lower cost, more rapid renewal process in two stores, St Albans and Reading. We learnt a great deal from this process to form a solid basis for our renewal programme.

Our research shows customers are highly aware of the changes taking place and find the stores brighter, more modern and easier to browse around, with eye-catching and inviting displays. When stores are renewed we treat their relaunch as a real opportunity to get local communities involved, with events like fashion shows and wine-tasting. In this way, local media are always very supportive of the changes taking place at stores up and down the country. Of course the success of our renewals and launches is also very much down to the hard work and support of our stores' greatest assets, our people. Our colleagues generally now feel far prouder of their stores and their roles within them. Importantly, the renewals lead to sales increases, which more than cover the costs of the work.



Alan McWalter
Director Group Marketing
'The 'Magic and Sparkle' Christmas advertising campaigns were important elements of our total marketing effort, strengthening the trust people place in us and making Marks & Spencer a destination shop at Christmas.'

To bring lapsed, or not-so-regular shoppers back in to assess the renewed Marks & Spencer, we organise 'cardholder events', special promotions for Chargecard holders. Successful in enticing shoppers back, the events have the added bonus of recruiting significant numbers of new cardholders, including 19,000 in two days in October. We will be continuing our store renewals programme next year, improving at least another 100 stores by November 2002. We will also revise our original trial stores to reflect the new best practice and, as soon as possible, address the remaining stores in our portfolio. After that, refreshing our stores will be an ongoing process, so Marks & Spencer branches will always present a bright and contemporary face to our loyal shoppers.

Another one of our 'stores' has also enjoyed significant renewal during the year. Thousands of customers every week take advantage of the convenience of our website to order clothing, home goods, flowers, hampers and much more. We have invested in the capacity of the site, which is now a top 10 retail site in the UK. Many more people also visit the site not to buy goods, but to discover the information they need about our stores, products and services.

Constant innovation drives our Food business

Innovation keeps us ahead of the competition when it comes to convenient speciality foods, and we introduced 600 new products in autumn and a further 500 in spring. By launching 1,000 lines every year – approximately 25% of the products we sell – we constantly refresh the choice customers find in our stores. We celebrated 21 years in the sandwich business (having been the first company to sell pre-packed sandwiches) with Chef Specials, a gourmet range developed for us by six of the UK's leading chefs. We also ran a food advertising campaign reminding everyone of the premium quality of our produce, meat and fish. All these initiatives helped our food business maintain market share this year in an increasingly competitive environment.

Our customers continue to trust us to lead the market in setting even higher standards for the safety and origin of our food. In previous years we were the first to guarantee all our products as GM free and have been selling only free range eggs since 1997. This year we extended this commitment on eggs to their use as an ingredient in all our prepared foods, and will achieve this by the autumn. On pesticides we have removed a further 79 that are commonly used, giving us an industry leading position. As a 100% own brand business, Marks & Spencer is uniquely placed to make this type of commitment.


Marks & Spencer
Other major food retailers
2001
2002
Customer perception of food quality



Justin King
Business Unit Director Food
'People trust the quality of our food and clearly love it, so we're looking at ways to make it accessible to more people, more often.'

food, glorious food!



‘Get home, kick off my shoes, pour a glass of something cold and curl up on the sofa with a chicken curry from Marks & Spencer – heaven.’

Delicious, nutritious, well prepared and well-thought-out food ranges for busy bodies of all kinds – that’s the order of the day at Marks & Spencer. And with our new Simply Food stores, we’re looking to sell more food to more people, more often.



Keith Bogg
Business Unit Director
Home and Direct
'Nowadays, people update and refresh their home more often, and customer feedback tells us we're serving them well with inspirational solutions. I believe there is a large opportunity for Marks & Spencer in our Home department.'

One of the year's key food successes was the pilot of a new style of high street food store, Simply Food. Customers love our convenient food but it isn't always convenient for them to visit our branches. That's the reasoning behind these stores, the first two of which opened in Surbiton and Twickenham in July 2001. Offering busy customers a quick stop, top-up shop, during extended hours, the shops are a real success and we are committed to opening 20 more over the coming year, with a further 30 to follow. Of course this commitment may be subject to overcoming property issues, but we are confident in our plans. Not only is our food offer suited to this small format, but our supply chain is better suited than our competitors' to servicing small high street outlets. We also opened three slightly smaller Simply Food outlets at main line railway stations, as a joint venture with Compass Group, and these, too, have exceeded their targets. We're exploring a number of other similar opportunities to make our popular food available to even more people, more often.

One of the most successful elements of our store renewals programme has been our Café Revive coffee shops. Now numbering 94, the cafes represent one of the most successful coffee shop chains on the high street, serving over 500,000 customers a week, and taking over £2m in Christmas week alone. As well as the refreshments available, including our Café Revive blend itself, customers enjoy the relaxed ambience, natural light and views. This year we will be adding 49 more Café Revives.

As demonstrated by our coffee shops, we're always listening to customers in our attempts to find better ways of using sales space in our Food business, which is why we have taken 34 deli counters out of our stores, but added 92 new bakeries. We are also embarking on a five year, £35m a year refrigeration renewal programme, to help maintain our reputation for food quality.

Building on successful growth in Home and Beauty

As part of our renewal programme, we assigned an extra 200,000 sq ft of space to Home and after trials at Merry Hill and Bromley, have extended our new Home concept to 27 larger stores. The look features dramatic lighting, friendly and efficient customer service areas and improved displays. We now display complete room ideas, or 'shops within shops', such as a kitchen shop, bed shop and bath shop. While we maintain high product quality, customers enjoy a wide range of price options following the same segmentation logic of our clothing – good, better, best. This particularly increases our appeal to younger customers, including those equipping a first home. These new ideas have increased Home sales at the 27 stores by over 10% and have been received very well by colleagues and customers alike. In fact we are convinced by customer reaction to our new concept that there is a huge opportunity for the Marks & Spencer brand in this fragmented market and we are currently looking at ways of introducing new products and services and making these more accessible to our customers.

By adding 50 more Beauty shops we completed our large store Beauty renewal programme and now have 80 in these stores. We have been working hard to position ourselves as a real destination on the high street for Beauty having added over 700 Beauty lines during the year, bringing in outside expertise such as Danielle Ryman the aromacologist. We've also updated many firm customer favourites, and have been developing ranges to appeal to all age groups. In spring, we launched our new Enhance range of cosmetics, which is available in all stores. Also, recognising that only 2% of our customers regularly buy our Beauty products, we are raising awareness through sampling, which began in May 2002, with one million free samples.

People are the lifeblood of our stores' success

We launched our Foundations For Success programme to set out new ways of working in stores, and new levels of customer service to aim for. The initiative focuses attention on 'power hours', the key times of day when each different store is at its busiest, and everyone available helps on the sales floor. The programme also ensures regular team briefings and a concentration on all the little efficiencies and 'shopkeeping' tasks that add up to making it really easy and enjoyable for our customers to shop.

Above all, it has encouraged colleagues to become accountable for the performance of their store. This, along with a new bonus scheme based on store sales targets where colleagues can earn a bonus above their salary, and the general recovery in sales, has seen a major leap in the motivation of the people within Marks & Spencer, which we believe now shows in the service we provide. We hope that by building on the Foundations For Success we can progress to the point where Marks & Spencer is recognised as the clear market leader for service standards.

Training also plays a major role in improved customer service, and we've decked out a 'model' store of 30,000 sq ft at White City for just that purpose. Colleagues visit to improve their sales and service techniques and learn about visual display principles. We have also implemented a training module for all our lingerie sales teams to help them advise customers on the most appropriate underwear. Similarly, 500 colleagues working in our new Home service centres can take advantage of a customer service training package. Uniquely on the high street, both these training courses can lead to a BTEC qualification.

Changing the way we work also applies to all the central administration and support roles, and work to create an inspirational and efficient business environment is well under way. We are calling this the Grand Union Programme, and one major part is the relocation of activities from Baker Street to purpose-built premises at Paddington Basin. This is scheduled for completion by March 2004, and gives us the opportunity to release the financial asset we have in Baker Street.



Barry Stevenson
Retail Director
'People are the key to the success of any organisation, so I'm delighted to report that my colleagues in our stores have got their confidence back and are as keen as I am to see Marks & Spencer once again recognised as the clear leader for customer service.'



Jack Paterson
Business Unit Director, Beauty and Lingerie
'Continuous product innovation is at the heart of our Lingerie range and is a key element in making us the number one destination shop for Lingerie. It is this same inherent philosophy that is steadily driving the growth of our Beauty business.'



'Little details matter to me. That's why I love my cream crocks from M&S – they go with absolutely everything!'

Complete room displays portraying different lifestyles and friendly service centres have put our homeware products in the spotlight, with new soft furnishings, bed linens and household and kitchen accessories proving great favourites with customers.



ng touch!


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Customer returns for quality issues
1994 – 2002

In describing our performance over the year it is also important to recognise the efforts of the many able managers we have added to our teams, from outside the Group as well as from within. In fact, it has become generally easier to recruit talented staff, as more and more people are attracted by the opportunity of being part of the growing number of successes at Marks & Spencer.

Close working relationships with suppliers

We have helped our suppliers refocus their activities into industries, such as knitwear, or lingerie, both to play to their core strengths and for greater efficiency in our dealings with them. Suppliers have also responded well to the Key Performance Indicator (KPI) programme established in autumn 2000. Our suppliers were involved in creating these KPIs and within each industry are measured and ranked on quality, production and despatch, flexibility, design and cost.

We release the figures each season and there is clear evidence of suppliers responding to this feedback. The acid test is the percentage of product returned by customers, and this has been falling steadily quarter by quarter, exceeding our targets. Customer complaints too are down, 35% on last year. With a specific focus on our top 500 lines, availability has also shown a marked improvement, exceeding our targets. Christmas was particularly good in this respect as we had £100 million more stock in our stores rather than warehouses this year.

Our long standing UK-based suppliers have re-positioned most of their manufacturing facilities overseas, with 25% still produced in the UK and 75% abroad. All of our plants are visited regularly by our buying teams to ensure they consistently meet our performance requirements. We also commission independent auditing to check compliance with our Global Sourcing Principles and with the standards set by the Government-sponsored Ethical Trading Initiative, of which we are a member.

However, with the move towards overseas production, we made sure of keeping a high level of response and production flexibility. We also maintain flexibility in our 'menu' of supply chain options. Our main choice is the collaborative approach, in which we work closely with our partners on design and development before they then manufacture the goods. But in some cases we manage all development work before specifying our exact requirements. And we are also using alternative supply methods such as our joint venture childrenswear company, Zip project, or per una, where we have delegated the entire management of a category to a dedicated and exclusive supplier.



Laurel Powers-Freeling
Chief Executive Marks & Spencer Financial Services
'I believe that Financial Services is something of a secret weapon in the Group, and my objective is to re-invigorate our classic credit business, and reach the point where our customer offer is seen as essential to have in-store.'

Financial Services

In Marks & Spencer Financial Services we have concentrated this year on a comprehensive review of our business, perhaps one year behind the similar review and focus on the Company's UK Retail activities. Overall our financial performance and our review indicated that we have been operating in some product areas where we have not grown to sufficient scale to compete effectively in the market. In other areas we have not made the most of our advantages and opportunities. Therefore we are restructuring our business to focus our efforts on what we do best and where we can achieve most. In some areas, such as Group Stakeholder Pensions, we will be scaling back our activities to allow us to concentrate on our very loyal Marks & Spencer Retail shoppers. We know that our business will benefit by offering our Retail customers the financial products they really want, at prices they want to pay and with greater access through our stores. We will concentrate on our card activities and lending and we will be looking to reinvigorate our classic credit business. Approximately 20% of store transactions are still made on our own Chargecard. But there are still many customers who don't have a card, or don't even know much about our financial services. While this arena has become more competitive of late, we believe with our brand name, and by altering our pricing structures to be more attractive, we have a clear opportunity to succeed. Later this year we intend to pilot a combined credit and loyalty card in two regions of the UK, as part of a plan to strengthen and extend the relationship with our customers. We will also continue to introduce Financial Services Centres to improve our financial services offering for shoppers in stores.

Corporate Social Responsibility

The concepts of environmental performance, company responsibility and sustainability are becoming increasingly important to all major corporations. As a company, Marks & Spencer has always been much more than a collection of 'shops'. Throughout our existence we have always aspired to establish a broader role in the community and act in a socially responsible way, and people trust us to do so. Our current management is keen to remain true to these core values, appreciating also the solid business and shareholder benefits of engendering this trust. To this end we have a committee, led by Luc Vandevelde, to bring leadership and to demonstrate an even stronger commitment to corporate social responsibility across the Group.

Furthermore, we recognise now that many different stakeholder groups, not least investors, the Government, our customers and our colleagues within the Group, wish to know more about our activity under the Corporate Social Responsibility (CSR) umbrella. While we have addressed the issue in recent annual reviews, we will be publishing an interim CSR report in November 2002. This will act as an introduction to our first full CSR report which will accompany our next annual report in June 2003.



nothing but the best!

'Mummy worries about what we eat. She worries about what's in our dinners. She likes Marks & Spencer because they worry too.'

We take issues such as ethical sourcing and safety very seriously indeed. That's why we spend so much time making sure that all our food products – including a range of nutrition-rich meals for children – are prepared by suppliers who share our insistence on quality and high standards.



Graham Oakley
Company Secretary,
Chief Legal Advisor
'Our continuing commitment to social responsibility is demonstrated by Luc chairing our CSR committee, which provides the Board with an overview of the social, environmental and ethical impacts of the Group's activities.'

In this review we have already referred to some of the initiatives which will feature in these reports. But it's worth reflecting on some of the other activities throughout the Group designed to improve life for all sorts of different people, over and above the charitable donations we make as individuals and as a Company. A variety of programmes organised by the Prince's Trust and Business in the Community offer our managers opportunities to develop their skills through volunteer work and secondments to charitable organisations. And in an effort to help tackle the issue of social exclusion, we have been piloting schemes which offer work placements to help homeless people back into society, and assist in the rehabilitation of offenders. We also donate unsold foods to a wide variety of charities who provide meals to those in need.

As mentioned earlier, we still take a lead on food integrity issues; another example of this has been the establishment of nut-free factories to rule out problems for the increasing number of people prone to anaphylaxis, rather than simply carrying on as before and adding a warning label. We were also named Compassionate Supermarket of the Year 2002 by Compassion in World Farming (CIWF), the UK's leading farm animal welfare group.

Our initiatives also include those which care for the environment – indeed we are now placed 14th in the Business in the Environment FTSE 300 Index, the highest-ranked general retailer in the listing. We're also developing a new strategy for how we can help in appropriate ways with the country's health agenda, and currently run successful initiatives relating to breast cancer and disabled access to public places.

For many decades now, Marks & Spencer has been actively involved in improving the quality of life for a wide range of communities, and in the early days of the 21st Century our commitment to society remains as strong as ever. We want to be the most trusted retailer wherever we trade, trusted by all people whose lives our business touches – our customers, our colleagues, our suppliers and their staff, and the communities in which we operate. In securing our recovery and continuously building for our future, our aim remains to do this as a leading socially responsible business.

Board Members



Luc Vandevelde
Chairman and Chief Executive
Age 51. Appointed in February 2000. Previously Chairman and CEO of Promodes, which he joined in 1995. During this time he built Promodes into an international retailer with operations across Europe, Asia and South America and merged Promodes with Carrefour in 1999. Chairman of ECR Europe. Luc was born in Belgium and has spent most of his career working internationally, including 24 years with Kraft where he finished as CEO of the French and Italian operations.



Roger Holmes
Managing Director UK Retail
Age 42. Appointed in January 2001. He joined the Company from Kingfisher where he was Chief Executive of the Electrical Sector and a main board director. Previously he was Finance Director with B&Q in 1994 and, three years later, he transferred to Woolworths to become Managing Director. Prior to Kingfisher, Roger spent seven years as a strategy consultant for McKinsey & Co., latterly as Principal, specialising in retail and consumer goods.



Alan McWalter
Director Group Marketing
Age 48. Appointed in January 2000. He joined the Company from Kingfisher where he was Marketing Director with Woolworths and previously Marketing and Development Director at Comet having spent his earlier career at Unilever and Spillers Foods. Alan is non-Executive Chairman of Constantine Holdings Limited and a Council Member of the Incorporated Society of British Advertisers. A fellow and past Chairman of the Marketing Society.



David Norgrove
Director Strategy and International
Age 54. Appointed in September 2000. He joined the Company in 1988 and has been a divisional director of Europe; worldwide franchising; menswear and strategy before taking up his current executive role. David's previous career includes Assistant Secretary with HM Treasury, The First National Bank of Chicago, and Private Secretary to Prime Minister Margaret Thatcher from 1985 until 1988. Other directorships include Mencap.



Laurel Powers-Freeling
Director. Chief Executive of Marks & Spencer Financial Services
Age 44. Appointed in November 2001. She was previously Managing Director at Lloyds TSB responsible for Wealth Management. She joined Lloyds TSB in 1994 as Group Finance Director for Lloyds Abbey Life and was subsequently Director of Finance and Retail Development within UK Retail Banking. After graduating from Columbia and Massachusetts Institute of Technology, she worked for McKinsey & Co. in the US and Europe and briefly at Morgan Stanley before joining Prudential plc and subsequently Lloyds TSB.



Alison Reed
Finance Director
Age 45. Appointed in July 2001. A Chartered Accountant. She joined Marks & Spencer in 1984 from Touche Ross & Co. Alison has held an extensive range of financial and commercial management roles. Her senior positions have included Commercial Executive for the Home & Gifts group, Divisional Director for Logistics and Group Financial Controller. She was appointed UK Retail Finance Director in 1999. She is also a non-executive director of HSBC Bank plc, a position she has held since 1996.



Brian Baldock CBE
Senior Independent Director
✻□○◇ (Chairman)
Age 67. Appointed in October 1996. Non-Executive Chairman from June 1999 to February 2000. Chairman of Sygen International plc, non-executive director of Cornhill Insurance plc, Chairman of Wellington Pub Company plc, Chairman of Mencap and Chairman of First Artist Corporation plc. Brian is past Chairman of The Lords Taverners, a fellow of the Royal Society of Arts, a companion of the British Institute of Management and a fellow of The Chartered Institute of Marketing.



Tony Ball
Non-Executive Director
✻◇□
Age 46. Appointed in September 2000. Chief Executive and Managing Director BSkyB since June 1999. He was previously President and CEO of US Company Fox/Liberty Networks, after serving as President and COO of Fox Sports International. At the beginning of his career with BSkyB in 1993, Tony was Head of Production and Operations of Sky Sports and General Manager of Broadcasting.



Jack Keenan
Non-Executive Director
✻◇□○
Age 65. Appointed in September 2001. He was previously Deputy CEO, Guinness UDV and a board member of Diageo plc until 2001. He joined International Distillers and Vintners (IDV) as Chief Executive in 1996 and was appointed to the Board of Grand Metropolitan plc. Prior to this he spent more than 30 years in marketing and general management positions with the General Foods Group and Kraft Foods International, rising to Chairman, Kraft Foods International. Jack is currently a non-executive director of The Body Shop International plc, Tomkins plc and General Mills Inc. He is also a patron of the advisory board of the Cambridge Centre for International Business and Management.



Kevin Lomax
Non-Executive Director
✻◇○ (Chairman)
Age 53. Appointed in September 2000. A founding member of Misys in 1979. He was Non-Executive Chairman of Misys from May 1980 until June 1985, since when he has been Executive Chairman, leading Misys through a period of significant growth. Kevin has wide-ranging experience of the industrial sector including previous executive positions with Hanson plc, Wellman Incandescent Ltd, the Central Trading Group plc and STC. Director of the Royal Opera House.



Paul Myners
Non-Executive Director
✻○◇
Age 54. Appointed in April 2002. He retired as Chairman of Gartmore Investment Management Limited at the end of last year. His current directorships include Chairman of Guardian Media Group, Non-Executive Director of mm0_2 and his most recent appointment to the Board of the Bank of New York. He is a member of the Financial Reporting Council. Paul is also a Director of the Royal Academy, a Fellow of the Royal Society of Arts and Chairman of the Tate St Ives.



Dame Stella Rimington DCB
Non-Executive Director
✻○◇□ (Chairman)
Age 66. Appointed in January 1997. Her career with the Security Service spanned 27 years and she was the first woman to be appointed Director General and the first person in that position to have their name made public. She is also a non-executive director of BG Group plc.



Graham Oakley
Company Secretary, Chief Legal Advisor
Age 45. Appointed in August 1997. He qualified as a Solicitor in 1982 and began his career with the Navy, Army, and Air Force Institutes (NAAFI). In 1985 he joined Marks & Spencer's Legal Department and was appointed Head of Legal in 1990. In addition, in 1997 he was appointed Company Secretary with responsibility for Internal Audit, Risk Assessment and Insurance. In September 2000 Graham assumed corporate responsibility for Human Resources reporting directly to the Chairman.

✻ Independent
○ Audit Committee
□ Remuneration Committee
◇ Nomination Committee

Summary reports

The Summary Financial Statement on pages 22 to 26, the Summary Remuneration Report on pages 27 and 28 and the Summary Directors' Report on this page are summaries of information contained in the Annual Report and Financial Statements. The aim is to provide shareholders with the key financial information in a clear and concise manner. For this reason, the Summary Financial Statement does not contain all the information to give a full understanding of the results of the Group and state of affairs of the Company and the Group.

The Directors' Report, the full accounts and the Auditors' Report on those accounts, which is unqualified, are contained in the Annual Report and Financial Statements 2002. Copies may be obtained free of charge from the Company as noted on page 29.

Summary Directors' report

Principal activities The principal activities of the Group are Retailing and Financial Services.

Financial Services includes the operations of the Group's retail financial services companies, which provide account cards, personal loans, unit trust management, life assurance, personal insurance and pensions.

Review of activities and future developments A review of the Group's activities and of the future development of the Group is contained in The Year in Review on pages 4 to 19.

Dividends The directors have declared dividends as follows:	£m
Ordinary shares	
Interim paid, 3.7p per share (last year 3.7p)	**105.2**
Proposed final, 5.8p per share (last year 5.3p)	**133.7**
Total ordinary dividends, 9.5p per share (last year 9.0p)	**238.9**

The final dividend will be paid on 19 July 2002 to shareholders whose names are on the Register of Members at the close of business on 31 May 2002.

Directors Current members of the Board are shown on page 20, with details of membership of principal Board committees.

Alison Reed and Laurel Powers-Freeling were appointed executive directors of Marks and Spencer p.l.c. on 11 July 2001 and 6 November 2001 respectively. Jack Keenan was appointed non-executive director on 1 September 2001. Robert Colvill retired from the Board on 31 December 2001.

As part of the capital reorganisation a new company, Marks and Spencer Group p.l.c., was incorporated on 23 July 2001. The original directors were Andy Ryde and Melissa Andrews who resigned on 22 January 2002 when the directors of Marks and Spencer p.l.c. were appointed as directors of Marks and Spencer Group p.l.c. On 2 April 2002, Paul Myners was appointed non-executive director of Marks and Spencer Group p.l.c.

Summary Corporate Governance

The Group is committed to high standards of Corporate Governance and complies with all the provisions of the Combined Code. A detailed statement of how the Group applies the principles is set out in the Annual Report and Financial Statements.

Annual General Meeting

The AGM will be held at 11.00 am on 10 July 2002 at the Royal Festival Hall in London. The Notice of Meeting (together with explanatory notes) is given in the booklet which accompanies this report.

Auditors' report

Auditors' report to the members of Marks and Spencer Group p.l.c. We have examined the Summary Financial Statement set out on pages 22 to 26 and the amounts disclosed relating to directors' remuneration on page 28.

Respective responsibilities of directors and auditors The directors are responsible for preparing the Annual Review and Summary Financial Statement in accordance with applicable law. Our responsibility is to report to you our opinion on the consistency of the Summary Financial Statement within the Annual Review with the Annual Report and Financial Statements and its compliance with the relevant requirements of section 251 of the United Kingdom Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the Annual Review and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Summary Financial Statement.

Basis of opinion We conducted our work in accordance with Bulletin 1999/6 'The Auditors' Statement on the Summary Financial Statement', issued by the Auditing Practices Board.

Opinion In our opinion the Summary Financial Statement is consistent with the Annual Report and Financial Statements and Directors' Report of Marks and Spencer Group p.l.c. for the year ended 30 March 2002 and complies with the requirements of section 251 of the Companies Act 1985 and the regulations made thereunder.

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors, London, 20 May 2002

Summary profit and loss account

	52 weeks ended 30 March 2002			52 weeks ended 31 March 2001		
	Continuing operations £m	**Discontinued operations £m**	**Total £m**	Continuing operations As restated £m	Discontinued operations As restated £m	Total As restated £m
Turnover	**7,619.4**	**516.0**	**8,135.4**	7,342.6	733.1	8,075.7
Operating profit						
Before exceptional operating charges	**629.1**	**14.7**	**643.8**	480.9	(13.9)	467.0
Exceptional operating charges	**–**	**–**	**–**	(26.5)	–	(26.5)
Total operating profit	**629.1**	**14.7**	**643.8**	454.4	(13.9)	440.5
Profit/(loss) on sale of property and other fixed assets	**41.2**	**–**	**41.2**	(83.0)	(0.2)	(83.2)
Provision for loss on discontinued operations	**–**	**–**	**–**	–	(224.0)	(224.0)
Loss on sale/termination of operations	**–**	**(366.7)**	**(366.7)**	(1.7)	–	(1.7)
Net interest income	**17.6**	**–**	**17.6**	13.9	–	13.9
Profit/(loss) on ordinary activities before taxation	**687.9**	**(352.0)**	**335.9**	383.6	(238.1)	145.5
Taxation on ordinary activities	**(195.1)**	**12.6**	**(182.5)**	(146.3)	(3.2)	(149.5)
Profit/(loss) on ordinary activities after taxation	**492.8**	**(339.4)**	**153.4**	237.3	(241.3)	(4.0)
Minority interests (all equity)	**1.1**	**(1.5)**	**(0.4)**	0.5	(2.0)	(1.5)
Profit/(loss) attributable to shareholders	**493.9**	**(340.9)**	**153.0**	237.8	(243.3)	(5.5)
Dividends	**(238.9)**	**–**	**(238.9)**	(258.3)	–	(258.3)
Retained profit/(loss) for the period	**255.0**	**(340.9)**	**(85.9)**	(20.5)	(243.3)	(263.8)
Earnings per share			**5.4p**			(0.2)p
Adjusted earnings per share			**16.3p**			11.2p
Dividend per share			**9.5p**			9.0p

Notes to summary profit and loss account

	2002 £m	2001 £m
Turnover from continuing operations		
UK Retail	**6,575.2**	6,293.0
International Retail	**693.4**	686.5
Financial Services	**350.8**	363.1
Total	**7,619.4**	7,342.6
Operating profit from continuing operations before exceptional charges		
UK Retail	**505.2**	334.8
International Retail	**33.3**	41.9
Financial Services	**84.2**	96.3
Excess interest charged within Financial Services	**6.4**	7.9
Total	**629.1**	480.9

Commentary

The layout of the profit and loss account shows the same discontinued operations for this year and last year separately. The left hand column for each year, which shows the results from continuing operations, gives a clearer understanding of the underlying and future trading performance of the Group.

We have adopted a new accounting policy on deferred tax due to a new accounting standard being issued. As a result we have restated the comparatives to comply with the new policy, reducing opening net assets by £79.6m and increasing last year's tax charge by £6.8m.

Turnover

UK Retail sales (including VAT of £665.0m) for the 52 weeks comprise clothing, footwear and gifts £3.8bn (last year £3.6bn); home £0.4bn (last year £0.4bn); and foods £3.1bn (last year £2.9bn).

A summary of the sales performance (including VAT) for the year is given below:

% increase/(decrease) on last year	14 weeks to 7 July	12 weeks to 29 Sept	15 weeks to 12 Jan	11 weeks to 30 March	52 weeks to 30 March
Clothing, footwear & gifts	(9.1)	0.8	8.0	16.5	3.4
Home	(1.5)	6.6	9.9	6.2	4.9
Foods	5.9	4.9	6.0	6.0	5.7
Total	**(2.6)**	**2.8**	**7.3**	**10.9**	**4.5**

Operating profit

The increase in **UK Retail** operating profit before exceptional charges results from the 4.5% increase in sales (excluding VAT), an improvement in gross margin due to better buying practices and less merchandise being sold at reduced prices, partly offset by a 3.6% increase in operating costs.

The increase in operating costs arises largely as a result of an additional £52.8m of performance bonuses for management and store staff shared across 56,000 employees, £26.0m of additional pension costs following an actuarial valuation of the pension scheme, offset by a decrease in other operating costs due to savings in consultancy fees, marketing, IT and closure of the 'Direct' clothing catalogue operation.

Continuing **International Retail** includes Kings Super Markets in the US as the intended disposal has not yet been completed. Kings Super Markets contributed £12.6m to operating profit (last year £11.9m).

Excluding Kings, operating profit from retained International businesses (Republic of Ireland, franchises and Hong Kong) is down 31.0% at £20.7m. Within this, there was an encouraging performance in the Republic of Ireland but some of our franchises partners experienced difficult trading conditions. Our business in Hong Kong, which we have decided to retain and run as if it were a franchise, also traded below last year's level in a weak economy and incurred approximately £5m in restructuring and abortive sale costs.

Financial Services operating profits decreased by £12.1m to £84.2m largely as a result of an increase in bad debt charges and negative investment returns, in line with the underlying markets, on funds held by our captive insurance company. These were partly offset by reductions in operating costs.

Exceptional items

Asset disposals generated a profit of £41.2m. This includes a gain of £50.0m on the sale and leaseback of properties.

Brooks Brothers, which was sold for £157.1m, gave rise to a book loss of £376.7m. The loss reflects a charge of £368.2m for goodwill which was written off to reserves when Brooks Brothers was acquired and which we are now required to charge to the profit and loss account.

The costs to date of exiting the Continental European operation have been £136.8m, including trading losses of £42.5m. The provision for Continental European closure costs made last year has been utilised against these costs and we have released £10.0m as we now expect the closure of Continental Europe to cost less than originally anticipated.

Taxation

The charge for taxation of £182.5m represents 54.3% of the profit before tax. Excluding the effect of exceptional items the tax charge for the year is £195.7m giving an effective tax rate of 29.6% (last year 32.9%).

Earnings per share

An adjusted earnings per share figure of 16.3p (last year 11.2p) has also been calculated, which excludes the effect of all exceptional items referred to above.

Summary balance sheet
AT 30 MARCH 2002

	2002 £m	2001 As restated £m
Fixed assets		
Tangible assets	**3,381.2**	4,118.9
Investments	**50.3**	58.3
	3,431.5	4,177.2
Current assets		
Stocks	**325.3**	472.5
Debtors	**2,619.3**	2,629.3
Cash and investments	**816.1**	414.4
	3,760.7	3,516.2
Current liabilities		
Creditors: amounts falling due within one year	**(1,750.8)**	(1,981.6)
Net current assets	**2,009.9**	1,534.6
Total assets less current liabilities	**5,441.4**	5,711.8
Creditors: amounts falling due after more than one year	**(2,156.3)**	(735.1)
Provisions for liabilities and charges	**(203.8)**	(395.3)
Net assets	**3,081.3**	4,581.4
Shareholders' funds (including non-equity interests)	**3,080.9**	4,565.8
Minority interests (all equity)	**0.4**	15.6
Total capital employed	**3,081.3**	4,581.4

Approved by the Board 20 May 2002
Luc Vandevelde, Chairman and Chief Executive
Alison Reed, Group Finance Director

Commentary
Tangible fixed assets relate mainly to our properties and their fitting out, and also to equipment and computers.

The decrease in net book value of £737.7m since March 2001 reflects the following:
- additions relating to our capital investment programme of £290.5m;
- depreciation charges for the year of £249.6m;
- the disposal of Brooks Brothers (£76.4m);
- the sale and leaseback of property;
- the closure of the Continental European business; and
- other disposals of property and assets during the year.

Stocks have decreased largely as a result of the sale of Brooks Brothers and the closure of Continental European operations.

Debtors have decreased by £10.0m. Underlying this is a decrease in customer advances within Financial Services of £76.2m partly offset by a debtor for the sale of the French stores.

Cash and investments have increased by £401.7m primarily due to the fact that at the end of March only £1.7bn of an estimated £2.0bn had been returned to shareholders.

Total creditors due within and after more than one year have increased by £1,190.4m reflecting the increase in the level of debt from the issue of two public bonds, further issues under the Medium Term Note programme and the raising of funds from the securitisation of property assets.

Provisions for liabilities and charges have decreased by £191.5m largely as a result of:
- utilisation of prior year provisions in respect of redundancy costs and the closure of the 'Direct' catalogue business within UK Retail;
- utilisation of prior year provisions against trading losses, redundancy and closure costs in respect of the closure of the Group's operations in Continental Europe; and
- a reduction in deferred tax relating to disposals in the period.

Shareholders' funds have decreased by £1,484.9m reflecting the capital restructuring and subsequent redemption of B shares and the purchase of own shares totalling £1,769.9m during the year offset by retained profits of £282.3m, excluding the adjustment to goodwill for Brooks.

Summary cash flow information
FOR THE PERIOD ENDED 30 MARCH 2002

	2002 £m	2001 £m
Operating activities		
Net cash inflow before exceptional items	**1,123.7**	706.7
Exceptional operating cash flows	**(30.0)**	(30.3)
Cash inflow from operating activities	**1,093.7**	676.4
Returns on investments and servicing of finance	**36.8**	12.6
Taxation	**(179.4)**	(164.6)
Capital expenditure and financial investment	**176.0**	(258.2)
Acquisitions and disposals	**261.6**	5.9
Equity dividends paid	**(256.7)**	(258.6)
Cash inflow before funding	**1,132.0**	13.5

Commentary

Cash inflow from operating activities of £1,093.7m can be split between Retailing cash inflows of £853.5m (last year £654.2m) and Financial Services cash inflows of £240.2m (last year £22.2m).

Net interest received during the period has increased largely as a result of the timing of interest payments.

Taxation is partly paid in arrears and part of the outflow reflects the payment of the tax due for the previous year. The remainder is in respect of this period's quarterly tax payments.

Capital expenditure and financial investment generated a cash inflow of £176.0m. This largely reflects the payments to acquire tangible fixed assets of £285.7m offset by sale proceeds of £455.6m arising from the sale and leaseback of property and the disposal of other assets.

The cash inflow from **acquisitions and disposals** of £261.6m represents monies received on the disposal of Brooks Brothers and the closure of Continental Europe offset by any disposal or closure costs incurred.

Equity dividends paid of £256.7m represent the previous year's final dividend and this year's interim dividend.

Cash inflow before funding of £1,132.0m, together with new debt in the form of public bonds and securitisation of the property portfolio has been used to fund the redemption of B shares and the purchase of own shares. Overall net debt, after returning £1.7bn to shareholders, has increased to £1,907.0m (last year £1,277.8m).

The net debt breaks down into net debt within Retailing of £475.0m (last year net funds of £369.4m) and net debt within Financial Services of £1,432.0m (last year £1,647.2m). A level of gearing has been introduced into the Retail balance sheet.

Five year group financial summary

	2002 52 weeks £m	2001 52 weeks £m	2000 53 weeks £m	1999 52 weeks £m	1998 52 weeks £m
Turnover from continuing operations					
UK Retail	**6,575.2**	6,293.0	6,482.7	6,601.1	6,695.8
International Retail	**693.4**	686.5	636.3	581.2	592.6
Financial Services	**350.8**	363.1	364.6	348.6	274.8
Operating profit from continuing operations (before exceptionals)[2]					
UK Retail[1]	**505.2**	334.8	420.1	478.9	871.5
International Retail[1]	**33.3**	41.9	24.0	14.5	54.5
Financial Services	**84.2**	96.3	115.9	110.7	89.4
Profit before tax and exceptionals[1]	**661.4**	480.9	557.2	628.4	1,104.6
Profit before taxation[1]	**335.9**	145.5	417.5	546.1	1,155.0
Adjusted earnings per share[1,3,4]	**16.3p**	11.2p	13.8p	15.6p	27.6p
Earnings per share[4]	**5.4p**	(0.2)p	9.6p	13.0p	28.8p
Dividend per share	**9.5p**	9.0p	9.0p	14.4p	14.3p
Balance sheet					
Net assets[1,4]	**3,081.3**	4,581.4	4,849.0	4,806.6	4,781.8
Net debt	**(1,907.0)**	(1,277.8)	(1,251.4)	(1,181.6)	(319.3)
Capital expenditure[1]	**290.5**	255.7	450.6	683.1	750.2
UK Retail footage (000 sq ft)	**12,229**	12,440	12,265	11,960	10,977
International Retail footage (000 sq ft)	**955**	954	951	916	754
Staffing (full-time equivalent)					
UK Retail	**40,854**	41,573	41,699	40,814	38,349
International Retail	**3,759**	3,537	3,419	3,740	3,506
Financial Services	**1,368**	1,363	1,252	1,070	1,014

[1]Restated for 1998 for the change in accounting policy relating to the depreciation of fit out.
[2]Excess interest charged within Financial Services of £6.4m (2001 £7.9m; 2000 £nil; 1999 £25.5m; 1998 £22.7m) should be added back to arrive at total operating profit (before exceptionals).
[3]Adjusted for exceptional items.
[4]Restated for 2001 and prior years for the change in accounting policy for deferred taxation.

Summary remuneration report

The full report on directors' remuneration complies with the Combined Code and is set out on pages 14 to 20 of the Annual Report and Financial Statements 2002. Copies of these can be obtained, free of charge, from the Company as noted on page 29.

The Remuneration Committee (the Committee), chaired by Dame Stella Rimington, recommends to the Board an appropriate reward framework to allow the Company to attract and retain its senior management.

Remuneration policy
The Company aims to align the interests of all employees closely with the interests of shareholders in securing the Group's recovery.

Total remuneration comprises fixed pay, variable pay and benefits and is externally benchmarked. The performance-related element now forms a more significant proportion of the total potential package and, consistent with the focus on delivering results, is set against agreed targets to deliver improved business performance. There are two components to variable pay: annual bonus and long-term incentives in the form of share schemes.

A requirement has been introduced this year that the executive directors within five years of 1 June 2002 or within five years of appointment (whichever is the later) should hold shares whose market value at that time is equivalent to or greater than their then current gross annual base salary.

Profit sharing and SAYE schemes, encouraging employees at all levels to acquire and hold shares in the Company, are key elements of the policy. Employees have maintained their strong commitment to share ownership in recent years, and currently 42,700 employees hold approximately 31 million shares in their own right and 31,000 employees hold options on 78 million shares under the SAYE scheme.

Annual Bonus Scheme
The Annual Bonus Scheme is designed to reinforce the relationship between individual and corporate performance and reward.

The targets are determined annually by the Committee and incorporate a mixture of financial measures and business targets. The achievement of targets for all executive directors is assessed by the Committee.

The current maximum bonus for directors is 50% of base salary for on-target performance and up to 100% for exceeding targets.

Chairman's bonus
Under the terms of Luc Vandevelde's service contract, on recruitment in February 2000, the Company set strategic and qualitative targets for the award of his first annual bonus in 2001, which were subsequently met. However, in advance of the Committee meeting (in May 2001) to determine his bonus award, he informed the Committee that he wished to:

- Waive any entitlement to a bonus for the year under review. This included 100% of 13 months' salary totalling £704,000 and an opportunity to enhance this, over time, by a further £112,000;
- Reduce his notice period entitlement from 12 months to nine months.

Last year the Committee agreed the following in relation to the Chairman's bonus for the year to 30 March 2002:

- Award bonus of 100% of annual salary if financial targets set by the Committee were met;
- Add to this bonus potential a sum equal to half of last year's waived bonus (£352,000) if those same financial targets were met;
- Issue shares to him in May 2002, equal to the value of the other half of the waived bonus (£352,000).

Long Term Incentive Plan
To align directors' remuneration more closely with shareholders' longer term interests, the Company has a Share Option Scheme with stretching earnings per share targets and will propose at this year's AGM to introduce a Share Matching Plan with total shareholder return measured against comparator groups of companies.

New directors
Alison Reed, an existing member of senior management, was appointed to the Board as Finance Director on 11 July 2001. Laurel Powers-Freeling was recruited and appointed to the Board on 6 November 2001 as Chief Executive of Marks & Spencer Financial Services. Jack Keenan was appointed as a non-executive director with effect from 1 September 2001. Paul Myners was appointed as a non-executive director with effect from 2 April 2002.

Service contracts
All members of senior management have service contracts. These contracts can be terminated with 12 months' notice from the Company with the exception of Luc Vandevelde, whose contract entitles him to nine months' notice, and the non-executive directors whose service agreements are terminable on three months' notice.

1 Directors' emoluments

	Salary £000	Profit share[8] £000	Benefits[9] £000	Bonus[10] £000	**Total 2002 £000**	Total 2001 £000
Chairman and Chief Executive						
Luc Vandevelde[1]	654	16	206	1,358	**2,234**	834
Executive directors (appointed from)						
Roger Holmes[2] (1 January 2001)	431	n/a	52	431	**914**	796
Alan McWalter	300	8	43	300	**651**	330
David Norgrove (18 September 2000)	272	7	19	272	**570**	143
Laurel Powers-Freeling[3] (6 November 2001)	114	n/a	119	100	**333**	n/a
Alison Reed[4] (11 July 2001)	239	6	20	239	**504**	n/a
Non-executive directors (appointed from)						
Brian Baldock[5]	34	n/a	–	n/a	**34**	81
Tony Ball (1 September 2000)	34	n/a	–	n/a	**34**	20
Jack Keenan[6] (1 September 2001)	20	n/a	–	n/a	**20**	n/a
Kevin Lomax (1 September 2000)	34	n/a	–	n/a	**34**	20
Dame Stella Rimington	50	n/a	–	n/a	**50**	50
Retired directors (retirement date)						
Robert Colvill[7] (31 December 2001)	289	7	104	173	**573**	415
Sir Michael Perry (11 July 2001)	11	n/a	–	n/a	**11**	34
Sir Ralph Robins (11 July 2001)	11	n/a	–	n/a	**11**	34
Sir David Sieff (11 July 2001)	11	n/a	3	n/a	**14**	39
Former directors	n/a	n/a	n/a	n/a	**n/a**	1,202
Total	2,504	44	566	2,873	**5,987**	3,998

[1]Luc Vandevelde was the highest paid director both this year and last. His annual salary was increased from £650,000 to £700,000 with effect from 1 March 2002.

[2]With effect from 1 January 2002, Roger Holmes' annual salary was increased from £425,000 to £450,000. His emoluments for 2001 include compensation for loss of earnings from his previous employer of £654,000, awarded on his recruitment.

[3]Laurel Powers-Freeling was appointed to the Board on 6 November 2001 on an annual salary of £320,000. In compensation for loss of future earnings from her previous employer she has received: a payment of £100,000 (included under benefits) and a further £100,000 (included under bonus).

[4]Alison Reed was appointed to the Board on 11 July 2001 on an annual salary of £330,000.

[5]Brian Baldock relinquished the role of non-executive Chairman on 28 February 2000 but continued to assist the Chairman in the transition period to the AGM in July 2000 after which his annual fee was reduced to £34,000.

[6]Jack Keenan was appointed as a non-executive director on an annual fee of £34,000.

[7]Robert Colvill retired from the Board on 31 December 2001 but remained as a full-time employee until 31 March 2002 to oversee the transactional elements of the business restructure as well as continuing to manage Financial Services whilst succession was secured. His annual cash bonus was therefore set against transaction targets relating to the business restructure. The Committee decided that as he agreed to remain with the Company beyond his normal retirement date, a compensatory payment should be made of 15% of his salary for the period from 1 July 2000 to 31 March 2002 for the self-funding of his pension arrangements (included under benefits). (His emoluments for the three months to 31 March 2002 amount to £177,000 and these are excluded from the table above.)

[8]In line with all other employees, executive directors are allocated profit sharing based on a percentage of their earnings following the qualifying period.

[9]Benefits include the provision of cars, fuel and travel. Included in the benefits for Luc Vandevelde is a supplement of 16% of base salary to compensate for the fact that he is not a member of the Company Pension Scheme. In addition, under the terms of his service contract, the Company provides accommodation in London on which he is assessed for tax. A payment is also made to Roger Holmes, Alan McWalter and Laurel Powers-Freeling in respect of pension in the form of a supplement of 10% of the difference between the pension earnings cap and their base salary. Laurel Powers-Freeling is also provided with accommodation in Chester, to accommodate her working pattern (two days in London, three days in Chester – the location of our Financial Services operation). A taxable benefit arises which is met by the Company.

[10]This year's annual bonus for executive directors has been awarded at a level of 100% of base salary as financial targets have been significantly exceeded. An explanation of the bonus awarded to Luc Vandevelde is given on page 27. No bonus was awarded last year. (See footnote 3 above in relation to Laurel Powers-Freeling and footnote 7 in relation to Robert Colvill.)

[11]Paul Myners was appointed as a non-executive director on 2 April 2002 on an annual fee of £34,000.

2 Termination payments

As disclosed in last year's annual report, a total of £2,742,000 was paid to directors who retired during last year as compensation for termination of their service contracts (12 months' salary and benefits and loss of pensionable service).

In addition to last year's payments they are entitled to compensation for the senior management bonus payable for this financial year on a pro-rata basis as follows: Clara Freeman £65,000, Guy McCracken £97,000, Peter Salsbury £140,000, Roger Aldridge £48,000 and Joe Rowe £48,000.

Shareholder information

Financial calendar

Record date to be eligible for final dividend	31 May 2002
Annual General Meeting – Royal Festival Hall, London	11.00 am on 10 July 2002
Final ordinary dividend for the year to 30 March 2002 to be paid	19 July 2002
Redemption date for B shares/B share dividend payment date	25 September 2002
Interim results to be announced	5 November 2002
Record date to be eligible for interim dividend	15 November 2002
Interim ordinary dividend to be paid	10 January 2003

Ordinary shares
There are 352,374 holders of ordinary shares who receive dividends at rates declared either by the directors or at the annual general meeting. Their shareholdings are analysed as follows:

Size of shareholding	Number of shareholders	Percentage of total number of shareholders	Number of ordinary shares 000's	Percentage of ordinary shares
Over 1,000,000	262	0.1	1,562,146	67.7
100,001 – 1,000,000	814	0.2	268,061	11.6
10,001 – 100,000	5,236	1.5	119,042	5.2
5,001 – 10,000	9,989	2.8	69,065	3.0
2,001 – 5,000	39,187	11.1	119,477	5.2
1,001 – 2,000	54,774	15.6	78,038	3.4
501 – 1,000	74,116	21.0	55,247	2.4
1 – 500	167,996	47.7	35,876	1.5
	352,374	**100.0**	**2,306,952**	**100.0**

Shareholders are further analysed as follows:

Type of owner				
Private holders	331,064	94.0	484,972	21.0
Institutional and corporate holders	21,310	6.0	1,821,980	79.0
	352,374	**100.0**	**2,306,952**	**100.0**

B shares There are 163,463 holders of B shares holding 394,203,429 shares. The next occasion when the B shares can be redeemed for 70 pence per share is 25 September 2002. Holders of B shares will be contacted shortly before this date with further information.

Capital Gains Tax For the purposes of Capital Gains Tax the price of ordinary shares on 31 March 1982 was 153.5p each which, when adjusted for the 1 for 1 scrip issue in 1984, gives a figure of 76.75p each. Following the capital reorganisation in March 2002, the Inland Revenue has confirmed the base cost for CGT purposes was 372.35p (81.43%) for the ordinary shares and 68.75p (18.57%) for the B shares.

Dividend Reinvestment Plan The Company operates a scheme to enable shareholders to buy shares in the market twice a year using their dividends. Details are available from the Registrars.

Individual Savings Account (ISA) The Group operates an ISA in which you can hold cash, Marks and Spencer Group p.l.c. shares or unit trusts tax free. For further information please call freephone 0808 002 2222.

American Depositary Receipts (ADRs) The Company runs an ADR programme to enable US investors to purchase Marks and Spencer Group p.l.c. shares in US Dollars in the 'over the counter' market. For further details please contact Morgan Stanley Trust Company of New York, PO Box 842006, Boston, MA 02284-2006 telephone (781) 575 4328 www.adr.com

Registrars Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA telephone 0870 600 3995 www.lloydstsb-registrars.co.uk

Registered Office and Head Office Michael House, Baker Street, London W1U 8EP telephone 020 7935 4422

Registered Number 4256886

Company Secretary and Group Legal Advisor Graham Oakley

Additional copies & audio tape Additional copies, or an audio tape giving highlights, can be obtained by calling freephone 0800 591 697.

Website The full Annual Report and Accounts with downloadable files are available online on the Marks & Spencer website at **www.marksandspencer.com**

Postal Share Dealing A postal dealing facility is available through the Company's stockbroker for the purchase and sale of Marks and Spencer Group p.l.c. shares. Further information is available from Cazenove & Co Limited, 12 Tokenhouse Yard, London EC2R 7AN.

ShareGift Shareholders with a small number of shares, the value of which makes it uneconomical to sell, may wish to consider donating them to charity through ShareGift, a registered charity administered by The Orr Mackintosh Foundation. Further information is available by calling 020 7337 0501 or www.sharegift.org

How to check your shareholding Lloyds TSB Registrars offer a service that enables you to check your holdings in many UK companies and helps you organise your investments electronically. You can register for this portfolio service which is easy to use, secure and free if you have access to the internet by logging on to www.shareview.co.uk

Design and production: Pauffley **Printing:** St Ives, Westerham Press **Copywriting:** Richard Owsley, Graham Jones
Printed on Revive Silk made from 75% post-consumer recycled fibre and 25% chlorine-free bleached pulp.

THE QUEEN'S AWARD FOR
ENTERPRISE INNOVATION
2000

PerCent Club

POSITIVE ABOUT
DISABLED PEOPLE

MARKS & SPENCER

Notice of Annual General Meeting 2002

Royal Festival Hall,
Belvedere Road, London SE1 8XX
Wednesday 10 July 2002 at 11am

This document is important and requires your immediate attention


things are looking up!

Dear Shareholder

I have pleasure in sending you the notice of this year's Annual General Meeting which will be held at the Royal Festival Hall, Belvedere Road, London SE1 8XX on Wednesday 10 July at 11am.

Information relating to the meeting is set out in this booklet and accompanying material. If you are able to attend the meeting, please bring the enclosed attendance card with you.

If you cannot attend the meeting in person, you can still vote by returning the enclosed 'Proxy Form'. There is also a form at the end of this booklet for those of you wishing to let us know in advance any topic you would like covered at the AGM. We will ensure that the most frequently raised subjects are included in the meeting as well as taking questions from the floor.

Electronic Communication

If you have access to the internet, please visit the Investor Relations section of our website, where you can view the Annual Review, the Annual Report and Financial Statements, check the current share price and view recent Company press releases. Our website address is www.marksandspencer.com. You can also use the internet to register your proxy vote electronically by logging on to our Registrars' website, www.sharevote.co.uk. And check your current shareholding and/or elect to receive future communications electronically by logging on to their website, www.shareview.co.uk. Full details of the procedures are given on these websites.

Explanatory Notes

Resolution 2 – To receive the remuneration report

The Combined Code on Corporate Governance states that companies should consider each year whether shareholders should be invited to approve the policy set out in the remuneration report but does not yet require an annual vote. The Government has announced that it is to bring forward legislation to require companies to propose an annual resolution to shareholders on directors' remuneration and is currently determining the precise terms of that legislation.

The Board maintains its view that:

- to make a significant contribution to competitiveness, UK companies must offer the remuneration packages necessary to attract the best executives;
- pay should be linked effectively to performance, both that of the company and the individual;
- directors' pay is of legitimate interest to shareholders and there should be sufficient dialogue between the company and its investors;
- the independence of remuneration committees is vital to the process of determining pay structures and reward.

A separate resolution is being proposed this year, in advance of any legal requirement, as there has been a change in emphasis in rewarding senior management. Performance-related pay now represents a more significant element of the potential reward and performance management is being introduced throughout the Company to encourage a more results-orientated culture.

Resolutions 17 and 18 – To renew powers of the Board to allot shares

The Companies Act prevents directors from allotting unissued shares without the authority of shareholders in general meeting. In certain circumstances this could be unduly restrictive. The Company's Articles empower your directors to allot unissued shares but the power is subject to shareholder renewal. Renewal of this power is sought, until the conclusion of the 2003 AGM or 9 October 2003, if earlier, subject to the limitations specified in Resolution 17. Resolution 18 disapplies shareholder pre-emption rights over the allotment of certain shares for cash.

Resolution 17: Shares in total, up to a nominal value of £223 million ('the Section 80 Amount') which represents 38.7% of the nominal value of the issued share capital as at 7 May 2002 (being a date not more than one month prior to the date of this notice).

Resolution 18: Shares for cash, other than to existing shareholders in proportion to their holdings, up to a nominal value of £28,843,700 ('the Section 89 Amount') being 5% of the nominal value of the issued share capital as at 7 May 2002 (being a date not more than one month prior to the date of this notice).

There are no current plans to allot shares except in connection with employee share schemes.

Resolution 19 – To authorise the Company to purchase its own shares

With the authority of shareholders in general meeting, the Company is empowered by its Articles to purchase its own shares subject to the provisions of the Companies Act. Your directors believe it is prudent to seek general authority from shareholders to be able to act if circumstances arose in which they considered such purchases to be desirable. This power will only be exercised if and when, in the light of market conditions prevailing at that time, the directors believe that such purchases would increase earnings per share and would be for the benefit of shareholders generally. This resolution specifies the maximum number of shares which may be acquired (approximately 10% of the Company's issued share capital) and minimum and maximum prices at which they may be bought. As at 7 May 2002, there were options outstanding over 117 million ordinary shares, representing 5% of the Company's ordinary issued share capital. If the authority given by Resolution 19 were to be fully used, these would then represent 10% of the Company's ordinary issued share capital.

Resolutions 20 to 22 – To authorise political donations and expenditure in the EU

The Political Parties, Elections and Referendums Act 2000 (the 'Act') came into effect in February 2001 to prohibit companies from making any donations to EU political organisations or incurring any political expenditure unless authorised by members in advance. The Company does not make donations to political parties. However, the new legislation gives a wide definition of what constitutes political donations and expenditure including sponsorship, subscriptions, payments of expenses, paid leave for employees fulfilling public duties and support for bodies representing the business community in policy review or reform. Accordingly, along with many other companies, we are seeking shareholder approval on a precautionary basis to allow the Company to continue to support the community and put forward its views to wider business and Government interests without running the risk of being in breach of the law. The policy of not giving a cash contribution to any political party will continue. The Act requires that separate resolutions be put for each relevant subsidiary. The authority sought for these resolutions will be £100,000 in aggregate for each company for each year and will last for four years and be within the terms prescribed by the Act and Part XA of the Companies Act 1985.

Resolution 23 – To introduce a new Long Term Incentive Plan

The Executive Share Matching Plan

During the course of the last year, the Remuneration Committee (the 'Committee') has reviewed executive remuneration in all its aspects and long term incentives in particular. The Committee believes that the current Executive Share Option Scheme, which was adopted in 2000, has been and remains vitally important in helping the Company to recruit, retain and incentivise the key executives needed to continue the Company's recovery. However, the Committee considers that a greater alignment between senior executives and shareholders would be achieved if the Company introduced a plan which requires senior executives to buy shares in the Company with their own money and which rewards them for outperforming the Company's peers.

The Committee, therefore, proposes to introduce the Executive Share Matching Plan, which will initially be restricted to no more than 30 senior executives, including the executive directors, who would also continue to participate in the Executive Share Option Scheme.

Under the Executive Share Matching Plan, one third of an executive's annual cash bonus would be invested compulsorily in the Company's shares. The balance of the bonus could be invested by the executive voluntarily. In return for investing in shares, the executive would have the prospect of receiving extra shares paid for by the Company after three years, provided that he or she retained the shares already invested, was still employed, and to the extent a performance condition had been satisfied over a three year period.

The level of matching would reflect the performance of the Company, initially in terms of its Total Shareholder Return ('TSR') compared to two peer groups, one comprising 20 UK retailers (including the Company) and the other group comprising all FTSE 100 companies. There would be a 50/50 weighting between the two groups.

The Committee recognises that it would be unfair to require executives compulsorily to invest the 2001/2002 year's bonus (which has already been awarded), but would nevertheless like to give executives the opportunity to participate in the Executive Share Matching Plan this year. Therefore the Committee has concluded that, for 2002 only, the Executive Share Matching Plan would operate on the basis that no more than one third of any bonus earned for the financial year 2001/2002 could be invested by the executive, but there would be no requirement to invest. In any event, currently the directors intend to invest the maximum amount permitted in respect of 2002.

Notice of Meeting

Once the Executive Share Matching Plan is introduced, the Committee would reduce the individual annual limit in the Executive Share Option Scheme from 2003, to 250% of base salary from 300% and allow retesting of performance conditions on two occasions, rather than three at present. The exercise of options is subject to achieving strong growth in earnings per share. The Committee believes that these proposals will firmly align the interests of senior executives and shareholders by requiring executives to invest a substantial amount of any bonus in the Company's shares each year and by linking the potential rewards to very challenging performance targets requiring upper decile performance over a single three year period before awards vest in full.

The main terms of the Executive Share Matching Plan are summarised in Appendix 1 of this booklet.

Yours sincerely

Luc Vandevelde

Luc Vandevelde, Chairman and Chief Executive

Notice of Meeting

For the 52 weeks ended 30 March 2002

Marks and Spencer Group p.l.c.

Registered No. 4256886 (England and Wales)

Notice is hereby given that the first Annual General Meeting of Marks and Spencer Group p.l.c. will be held at the Royal Festival Hall, Belvedere Road, London SE1 8XX on Wednesday 10 July 2002 at 11 am for the following purposes:

Ordinary Business

1 To receive the report of the directors and the financial statements for the 52 weeks ended 30 March 2002, together with the report of the auditors.

2 To receive the remuneration report.

3 To declare a final dividend on the ordinary shares.

To elect the following directors who were appointed during the year:

4 Luc Vandevelde

5 Roger Holmes

6 Brian Baldock CBE

7 Tony Ball

8 Jack Keenan

9 Kevin Lomax

10 Alan McWalter

11 Paul Myners

12 David Norgrove

13 Laurel Powers-Freeling

14 Alison Reed

15 Dame Stella Rimington DCB

16 To re-appoint the auditors, PricewaterhouseCoopers, and to authorise the directors to determine their remuneration.

Special Business

Directors' authority to allot shares

To pass as an ordinary resolution the resolution set out below:

17 *That the authority conferred on the directors by Article 14(B) of the Company's Articles of Association be* renewed for the period ending on the conclusion of the Annual General Meeting in 2003 or on 9 October 2003, whichever shall be the earlier, and for such period to allot relevant securities up to an aggregate nominal amount (the Section 80 amount) of £223,000,000.

Disapplication of pre-emption rights

To pass as a special resolution the resolution set out below:

18 That the authority conferred on the directors by Article 14(B) of the Company's Articles of Association be renewed for the period ending on the conclusion of the Annual General Meeting in 2003 or on 9 October 2003, whichever shall be earlier, and for such period to allot equity securities wholly for cash in connection with a rights issue, and otherwise than in connection with a rights issue, up to an aggregate nominal amount (the Section 89 amount) of £28,843,700.

Company's authority to purchase its own shares

To pass as a special resolution the resolution set out below:

19 That the Company be generally and unconditionally authorised to make market purchases (as defined in Section 163 of the Companies Act 1985) of its ordinary 25p shares provided that:

(a) the Company does not purchase under this authority more than 231 million ordinary shares;

(b) the Company does not pay less than 25p for each ordinary share;

(c) the Company does not pay more for each ordinary share than 105% of the average of the middle market price of the ordinary shares according to the Daily Official List of the London Stock Exchange for the five business days immediately preceding the date on which the Company agrees to buy the ordinary shares concerned;

Notice of Meeting

(d) this authority shall continue in force until the conclusion of the Annual General Meeting in 2003 or 9 October 2003, whichever shall be the earlier; and

(e) the Company may agree before the authority terminates under (d) above to purchase ordinary shares where the purchase will or may be executed after the authority terminates (either wholly or in part). The Company may complete such a purchase even though the authority has terminated.

Company's authority for political donations and expenditure
To pass as ordinary resolutions the resolutions set out below:

20 That the Company be authorised to make donations to EU political organisations and to incur EU political expenditure in the manner set out in the notes to this Notice up to a maximum aggregate sum of £100,000 per annum.

21 That Marks and Spencer p.l.c. be authorised to make donations to EU political organisations and to incur EU political expenditure in the manner set out in the notes to this Notice up to a maximum aggregate sum of £100,000 per annum.

22 That Marks and Spencer Financial Services Limited be authorised to make donations to EU political organisations and to incur EU political expenditure in the manner set out in the notes to this Notice up to a maximum aggregate sum of £100,000 per annum.

New Long Term Incentive Plan
To pass as an ordinary resolution the resolution set out below:

23 (a) That the directors be and are hereby authorised to adopt the Marks and Spencer Group p.l.c. Executive Share Matching Plan (the 'Plan') in the form presented to the meeting and to do all acts and things necessary to give effect to the same.

(b) That the directors be and are hereby authorised to establish further plans based on the Plan but modified to take account of local tax, exchange control or securities laws in overseas territories, provided that any shares made available under such further plans are treated as counting against the limits on individual and overall participation in the Plan.

To transact any other business appropriate to be dealt with at an Annual General Meeting.

By Order of the Board
Graham Oakley, Company Secretary
6 June 2002 London

Notes:

1 Dame Stella Rimington, Brian Baldock, Tony Ball and Jack Keenan are members of the Remuneration Committee.

2 Details of those directors seeking (re-)election are given on page 20 of the Annual Review including membership of the principal committees. The length of service contracts held is as follows: Luc Vandevelde – 9 months; Roger Holmes, Alan McWalter, David Norgrove, Laurel Powers-Freeling and Alison Reed – 12 months; and Brian Baldock, Tony Ball, Jack Keenan, Kevin Lomax, Paul Myners and Dame Stella Rimington – 3 months.

3 Every member entitled to attend and vote at the AGM may appoint a proxy to attend and, on a poll, to vote instead of that member. A proxy need not be a member of the Company.

4 The time by which a person must be entered on the Company's Register of Members in order to attend or vote at the meeting is 6pm on Monday 8 July 2002.

5 The following documents are available for inspection during normal business hours on any weekday at the Company's Registered Office at Michael House, Baker Street, London W1U 8EP. They will also be available for inspection at the Royal Festival Hall from 10am on 10 July until the conclusion of the AGM:
  i A copy of the rules of the Marks and Spencer Group p.l.c. Executive Share Matching Plan.
  ii A copy of the rules of the Marks and Spencer Group p.l.c. 2002 Executive Share Option Scheme.
  iii The Register of Directors' Interests.
  iv Copies of the service contracts and agreements between the Company and its directors.

6 For the purposes of Resolutions 20, 21 and 22:
  (a) 'Donations', 'EU political organisations' and 'EU political expenditure' have the meanings ascribed to them in Part XA of the Companies Act 1985 (as amended by the Political Parties, Elections and Referendums Act 2000).
  (b) The approved terms shall be as follows:
    (i) to make donations to EU political organisations and to incur EU political expenditure up to the specified sum; and
    (ii) such authority shall expire on 10 July 2006 unless previously renewed, varied or revoked by the Company in general meeting save that the Company may, before such expiry, enter into a contract or undertaking which would or might fall to be performed wholly or partly after such expiry as if the authority conferred hereby had not expired.

Appendix I

Summary of the principal features of the Marks and Spencer Group p.l.c. Executive Share Matching Plan (the 'Plan')

General

The operation of the Plan will be supervised by the Company's Remuneration Committee (the 'Committee'), all the members of which are independent non-executive directors.

Eligibility

All employees of the Company and its subsidiaries (including directors who are required to devote substantially the whole of their working time to the business of the Group) who are not under notice nor within six months of their contractual retirement ages will be eligible to receive invitations to participate in the Plan at the discretion of the Committee. Initially the Plan will be restricted to no more than 30 senior executives.

Grant of Awards

Participants in the Plan will be required (other than in 2002, when participation in the Plan will be optional) to invest one third of any annual bonus earned in shares in the Company. The balance of any bonus may be invested voluntarily. Currently, the most senior executives can receive an annual bonus of up to 100% of base salary, based on demanding financial and business targets. The net amount of bonus invested will be used to acquire shares ('Investment Shares') which will be beneficially owned by the participants. The participants will be entitled to receive all dividends declared on the Investment Shares and vote the Investment Shares.

To the extent that Investment Shares are acquired by participants, they may receive a matching award of shares (an 'Award'). The maximum number of shares comprising an Award will be two and a half times the number of shares the employee could have acquired using the pre-tax amount of bonus actually used in the acquisition of Investment Shares.

An Award may be granted within the six weeks following shareholders' approval of the Plan or the announcement by the Company of its results for any period or the removal of any statutory or regulatory restriction which had previously prevented an Award being granted; and at other times in circumstances considered by the Committee to be exceptional. However, an Award will normally be made as soon as is reasonably practicable following the notification of the annual bonuses payable to such individuals.

No Awards may be granted later than 10 years after the approval of the Plan by shareholders.
The continuing suitability of the Plan will be reviewed by the Committee after no later than five years.

Awards will normally be made in the form of rights to receive shares in the Company in the future for a nominal consideration of £1 in total.

No payment will be required for the grant of an Award. Awards are neither transferable nor pensionable.

Source of shares

Investment Shares may be sourced by either buying the shares in the market or by the issue of new shares, although it is currently intended that Investment Shares will be sourced through market purchases.

Awards will be satisfied by the transfer of shares from the Marks and Spencer Employee Benefit Trust ('the Trust'). The Trust may acquire shares for this purpose either by subscribing for new shares or by buying shares in the market. To the extent practicable, it is currently intended that all shares needed to satisfy Awards will be purchased in the market.

Exercise of Awards

An Award will not normally be exercisable before the third anniversary of its grant, and only then if a specified performance condition has been satisfied, the individual remains employed throughout the three year period from grant and to the extent that the Investment Shares have not been withdrawn from the Plan (in any event Investment Shares which participants are required to acquire must normally be retained by them for the three year period). Awards may never be exercised later than 10 years from grant.

It is presently intended that the performance condition will operate as described below. Shareholder approval will be required if the Committee wishes to make Awards subject to a target which it considers less challenging. The specified performance condition will be disclosed in the Company's annual report and accounts.

Appendix

Initially, the performance condition will be based on the Company's Total Shareholder Return ('TSR') compared to two peer groups measured over a single three year period. The two peer groups are:

(a) the following UK retailers

Arcadia	MFI
Big Food Group	William Morrison
Boots	New Look
Debenhams	Next
Dixons	Safeway
GUS	Sainsbury
House of Fraser	Somerfield
Kingfisher	Tesco
Marks & Spencer	W H Smith
Matalan	Woolworths

(b) the FTSE 100 companies

Each Award would be split into two equal parts. For each peer group, Awards would be a multiple of the number of shares which could have been acquired had the amount of bonus invested been on a pre-tax basis, based on performance as follows:

TSR Performance Ranking	Ratio of Awards to Invested Shares
Upper Decile	2.5:1
Between Median and Upper Decile	Pro rata between 1:1 and 2.5:1
Median	1:1
Below Median	Zero

except that, to the extent that investment in the Plan is compulsory (as it will be from 2003), the 'matching' ratio will never be less than 0.25:1.

The performance period would begin on the day following the announcement of final results and end three years later. TSR would be averaged over the six months prior to the beginning and end of the performance period.

Awards would be forfeited if the executive left employment for reasons justifying summary dismissal or left voluntarily. If he or she were to leave in any other circumstances, vesting of Awards would be based on TSR performance over the period until cessation of employment and, unless the Committee decided that a greater level of match was justified, Awards would be pro-rated to time served over the three year period. Invested Shares would be retained by the executive. Awards will lapse six months after they become exercisable in such circumstances (or 12 months following death).

In the event of an amalgamation, takeover, reconstruction or winding up of the Company, Awards would be exercisable for a limited period and based on performance up to the event and, unless the Committee decided that a greater level of match were justified, pro-rated on a time basis.

Issue of shares

While it is likely that shares for the Plan would be sourced by market purchases, the Plan has the flexibility to use new shares. The number of new shares that may be issued under the Plan or any other executive scheme would be restricted to 5% of the issued share capital over any 10 year period. Furthermore, the number of new shares that may be issued under all of the Company's employee share schemes would continue to be restricted to 10% of the issued share capital over any 10 year period. Shares in Marks and Spencer p.l.c. count against these limits.

Rights attaching to shares

Shares allotted under the Plan will rank pari passu with all other ordinary shares of the Company for the time being in issue (except for rights arising by reference to a record date prior to their allotment).

Adjustment of Awards

In the event of any increase or variation of share capital or on a demerger, payment of a capital dividend or similar event involving the Company, adjustments considered to be appropriate may be made to the total number of shares subject to Awards.

Alterations to the Plan

The Plan may at any time, on the recommendation of the Committee, be amended or added to by the directors in any respect, provided that the prior approval of the Company in general meeting has been obtained for alterations or additions to the rules of the Plan to the advantage of participants in respect of the rules governing eligibility, individual limits on participation, the terms on which Awards may be exercised, overall Plan limits and the adjustment of Awards as described above. Minor amendments to benefit the administration of the Plan, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or group companies would not require approval in general meeting. This does not inhibit the ability of the Committee to adjust performance targets to take account of supervening events so that they will meet their original purpose.

The right is also reserved up to the forthcoming Annual General Meeting to make such amendments to the Plan as are considered appropriate, provided they do not conflict in any material respect with this summary of the rules of the Plan.

Notice of Meeting

Venue
Royal Festival Hall, Belvedere Road, London SE1 8XX – please refer to the map on this page.

Date
Wednesday 10 July 2002.

Time
The meeting will start at 11am and registration will be available from 9.30am. Please try to arrive by 10.30am to allow time for registration and security clearance.

Admission
Please bring your admission card with you which is attached to the Proxy Form. This will help us to register your attendance without any delay.

Refreshments
Light refreshments will be available before and after the meeting.

Further queries
If you have a query about the AGM or the contents of this document, please call Marks & Spencer Shareholder Services on 020 7268 3838.

Shareholders with special needs
There is an assisted hearing system available throughout the auditorium and handsets will be available from the cloakroom. A sign language interpreter will also be in attendance. The Royal Festival Hall is easily accessible for wheelchair users. If you would like further information concerning facilities at the venue, the Royal Festival Hall can be contacted direct on 020 7921 0926 (10am – 6pm Monday to Friday).

Transport
We recommend shareholders use public transport to attend the meeting – the following stations are all within walking distance of the Royal Festival Hall:

Nearest main-line stations
Waterloo, Waterloo East, Charing Cross

Nearest underground stations
Waterloo – Northern, Bakerloo, Jubilee lines
Embankment – District, Circle, Bakerloo, Northern lines


RIVER THAMES
UPPER GROUND
STAMFORD STREET
WATERLOO EAST
WATERLOO BRIDGE
BFI IMAX
WATERLOO ROAD
PLEASE ENTER FROM WATERLOO ENTRANCE
MEPHAM STREET
WATERLOO STATION
ROYAL FESTIVAL HALL
SUTTON WALK
WHEELCHAIR ACCESS
BELVEDERE ROAD
YORK ROAD
EMBANKMENT
CHARING CROSS
THE LONDON EYE

Annual General Meeting 2002

MARKS & SPENCER

Please use the space below to raise any topic for inclusion at the AGM. As your responses may be on a variety of matters, we will cover the most frequently raised subjects at the meeting.

Can we please ask that any topics you raise on this form are business related. If you have a specific query then any of our stores will be more than happy to help you.

Senior members of the Company will be available at the AGM to meet shareholders and representatives from Customer Services, Lloyds TSB Registrars and Marks & Spencer Financial Services will also be there to respond to individual queries.

Topic for AGM

DETACH HERE

THIRD FOLD AND TUCK IN EDGE

BUSINESS REPLY SERVICE
Licence No. WD1 366

2

Graham Oakley
c/o Shareholder Services
47 Baker Street
London
W1U 8EP

FIRST FOLD

SECOND FOLD